
10012844

Pier 1 imports®

2010 Annual Report

Annual Meeting of Shareholders
June 29, 2010

Pier 1 imports®

PIER 1 IMPORTS IS THE PLACE TO DISCOVER UNIQUE HOME FURNISHINGS AND GIFTS FROM AROUND THE WORLD.

Our authentic and distinctive merchandise reflects the diverse cultures of the many countries we explore. We offer a broad assortment of items and styles, with something for everyone – useful, decorative and the purely whimsical. We help our customers reflect their personal style.

Our stores are a treat for the senses. Fragrant candles, the colors and patterns of dinnerware, textured carvings, woven textiles and the exotic scent of wicker all combine to create an eclectic environment.

Our image is quirky. From our iconic logo to our signature red tile floors, we offer a special shopping experience. We display our fabulous wares so that each trip is a treasure hunt where customers can find long-time favorites as well as something new. It's the thrill of the bazaar. The expected and the unexpected.

Our associates bring our brand to life. We value their creativity, talent and dedication.

In short, there is only one authentic global importer, who brings the world home for our customers, the ever original, ever evolving Pier 1 Imports.

Pier 1 imports®

Fellow Shareholders:

Three years ago we started on a journey to return our long-respected and admired Company to profitability. We knew that we had a lot of work in front of us, but we certainly didn't anticipate what would transpire. The challenges that were inherent in the retail industry and our business, and the unexpected and unplanned difficulties that the recession created, made the road especially difficult. Thanks to the hard work, smart decision making, and clear focus on our business objectives by our dedicated associates, we got through it.

So here we are with a world of opportunity ahead of us. Our relationship with our customers, our operational results and our entire organization are overwhelmingly stronger than they were when we embarked on this journey, and it's showing clearly in our sales and profitability, which continue to gain momentum.

We have many distinctive strengths, which will continue to help us move forward with confidence:

- We have strengthened the relationship with our customers, and new customers are discovering Pier 1 Imports every day.
- We have a strong and recognizable name, which has withstood the test of time.
- We have a huge reservoir of affection for and commitment to our Company, both internally and externally.
- We remain the only home furnishings specialty store with a nationwide presence, putting us a short drive from most of our customers and giving us the ability to leverage our marketing dollars.
- We have a robust and effective business model, which delivers highly favorable results.
- We work closely with creative and reliable vendors to deliver unique and authentic products to our customers.
- We have extraordinarily talented and passionate associates who really care about Pier 1 Imports and bring their best efforts to the workplace every day.
- We want to win.

Over the past three years, we have made real and sustainable improvements in every part of the business. But there still remains great organic growth potential in our existing stores. There are many opportunities to improve our sales per square foot and merchandise margin. Given our sustained ability to control costs, any improvements to sales and margin will continue to flow to the bottom line.

To spur and support our growth and build on our current momentum, we need to invest further in the fabric of our Company. For the last three years, our capital expenditures have been extremely modest. We conserved cash as we worked our way through our restructuring and repositioning which allowed us to survive the terrible and destructive recession. It's time now to reinvest, not only because we have sufficient resources to do so, but more importantly because the investment will help to generate additional cash from the business going forward. In this coming fiscal year, we will invest resources in technology that facilitates improvements to our business processes. In addition, we will reinvest in our stores with new fixtures, improved lighting and other major refurbishments.

We ended the fiscal year with 1,054 Pier 1 Imports locations. We were able to maintain a healthy store base thanks to the support of our landlords with whom we successfully partnered and negotiated rental reductions for over 30% of our stores. During fiscal 2011, our plan is to keep our net closings to below 15 stores with a plan for new net openings in fiscal 2012.

Last year in our shareholder letter we talked about our eight business priorities which keep us focused on great merchandise, great stores and a lean and efficient infrastructure. They have served us well and will continue to serve us well into the future. We believe that the consistency and clarity of our strategic vision and approach to managing our Company will be important contributors to our continuing progress.

With the ongoing and enthusiastic support of our vendors, our landlords, our customers and of course our associates, we are moving closer to restoring and enhancing shareholder value and returning the luster to our remarkable Company.

Sincerely,



Alexander W. Smith
President and Chief Executive Officer



Michael R. Ferrari
Chairman of the Board

Form 10-K

Form 10-K

Pier 1 imports

2010 Annual Report


Received SEC
MAY 2 6 2010
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **February 27, 2010.**

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File No. **001-07832**

PIER 1 IMPORTS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**75-1729843** (I.R.S. Employer Identification No.)
100 Pier 1 Place **Fort Worth, Texas** (Address of principal executive offices)	**76102** (Zip Code)

Company's telephone number, including area code: **(817) 252-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes __ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	__	Accelerated filer	X
Non-accelerated filer	__ (Do not check if a smaller reporting company)	Smaller reporting company	__

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes __ No X

As of August 28, 2009, the approximate aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $228,530,000 based on the closing sales price on that day of $2.53 as reported by the New York Stock Exchange.

As of April 26, 2010, 116,306,384 shares of the registrant's common stock, $0.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated herein by reference:

1) Registrant's Proxy Statement for the 2010 Annual Meeting in Part III hereof.

PIER 1 IMPORTS, INC.

FORM 10-K ANNUAL REPORT
Fiscal Year Ended February 27, 2010

TABLE OF CONTENTS

PART I

Item 1. Business.

(a) General Development of Business.

Pier 1 Imports, Inc. was incorporated as a Delaware corporation in 1986. Throughout this report, references to the "Company" include Pier 1 Imports, Inc. and its consolidated subsidiaries. References to "Pier 1 Imports" relate to the Company's retail locations operating under the name Pier 1 Imports®. References to "Pier 1 Kids" relate to the Company's retail locations that operated under the name Pier 1 Kids®.

In fiscal 2010, the Company closed 38 Pier 1 Imports stores. During the fourth quarter of fiscal 2009, the Company began negotiating with landlords to achieve rental reductions across its store portfolio. Unsuccessful rental reduction negotiations have, and may continue to lead to the execution of early termination agreements for underperforming store locations.

As of the end of fiscal 2010, the Company operates regional distribution center facilities in or near Baltimore, Maryland; Columbus, Ohio; Fort Worth, Texas; Ontario, California; Savannah, Georgia; and Tacoma, Washington. The Company ceased operations at its Company-owned 514,000 square foot distribution center near Chicago, Illinois, at the end of the first quarter of fiscal 2010.

The Company has an arrangement to supply Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns") with Pier 1 Imports merchandise to be sold primarily in a "store within a store" format in certain stores operated by Grupo Sanborns' subsidiaries, Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico") and Dorian's Tijuana, S.A. de C.V. ("Dorian's"). The agreement with Grupo Sanborns will expire January 1, 2012 unless extended by Grupo Sanborns through December 31, 2017 pursuant to a renewal option. The agreement is structured in a manner which substantially insulates the Company from currency fluctuations in the value of the Mexican peso. As of February 27, 2010, Pier 1 Imports merchandise was offered in 34 Sears Mexico stores and one Dorian's store. Since Sears Mexico operates these locations, the Company has no employee or real estate obligations in Mexico.

As of October 19, 2009, the Company terminated its agreement with Sears Roebuck de Puerto Rico, Inc. ("Sears Puerto Rico") and ceased operations in Puerto Rico. The Company had a product distribution agreement with Sears Puerto Rico, which allowed Sears Puerto Rico to market and sell Pier 1 Imports merchandise in a "store within a store" format in certain Sears Puerto Rico stores. The Company had no employee or real estate obligations in Puerto Rico because Sears Puerto Rico operated these locations. Pier 1 Imports merchandise was offered in seven Sears Puerto Rico stores prior to the termination of the agreement.

During fiscal 2007, the Company sold its credit card operations, which included its credit card bank located in Omaha, Nebraska, that operated under the name Pier 1 National Bank, N.A. (the "Bank") to Chase Bank USA, N.A. ("Chase"). The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts and the common stock of the Bank. The Company and Chase have entered into a long-term program agreement. Under this agreement, the Company continues to support the card through marketing programs and receives payments over the life of the agreement for transaction level incentives, marketing support and other program terms.

In August 2007, the Company discontinued its e-commerce business. The Company continues to use its web site, www.pier1.com, for marketing and product information, plus investor relations purposes. The Company has plans to invest additional capital to enhance the website as an effective sales tool and the Company may return to on-line selling in the near future.

(b) Financial Information about Industry Segments.

In fiscal 2010, the Company conducted business as one operating segment consisting of the retail sale of decorative home furnishings, gifts and related items.

Financial information with respect to the Company's business is found in the Company's Consolidated Financial Statements, which are set forth in Item 8 herein.

(c) Narrative Description of Business.

The specialty retail operations of the Company consist of retail stores operating under the name "Pier 1 Imports", which sell a wide variety of furniture, decorative home furnishings, dining and kitchen goods, bath and bedding accessories, candles, gifts and other specialty items for the home.

On February 27, 2010, the Company operated 973 Pier 1 Imports stores in the United States and 81 Pier 1 Imports stores in Canada. During fiscal 2010, the Company supplied merchandise and licensed the Pier 1 Imports name to Grupo Sanborns and Sears Puerto Rico, which sold Pier 1 Imports merchandise primarily in a "store within a store" format in 34 Sears Mexico stores and one Dorian's store. Pier 1 Imports stores in the United States and Canada average approximately 9,900 gross square feet, which includes an average of approximately 7,900 square feet of retail selling space. The stores consist of freestanding units located near shopping centers or malls and in-line positions in major shopping centers. Pier 1 Imports operates in all major U.S. metropolitan areas and many of the primary smaller markets. Pier 1 Imports stores generally have their highest sales volumes during November and December as a result of the holiday selling season. In fiscal 2010, net sales of the Company totaled $1.3 billion.

Pier 1 Imports offers a unique selection of merchandise consisting of more than 4,000 items throughout the year imported from many countries around the world. While the broad categories of Pier 1 Imports' merchandise remain fairly constant, individual items within these merchandise categories change frequently in order to meet the changing demands and preferences of customers. The principal categories of merchandise include the following:

DECORATIVE ACCESSORIES - This merchandise group constitutes the broadest category of merchandise in Pier 1 Imports' sales mix and contributed approximately 60% to Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2010, 60% in fiscal year 2009 and 59% in fiscal year 2008. These items are imported primarily from Asian and European countries, as well as some domestic sources. This category includes decorative wood accents, lamps, vases, dried and artificial flowers, baskets, ceramics, dinnerware, bath and fragrance products, candles, bedding, seasonal and gift items.

FURNITURE - This merchandise group consists of furniture and furniture cushions to be used in living, dining, office, kitchen and bedroom areas, sunrooms, and on patios. Also included in this group are wall decorations and mirrors. This product group constituted approximately 40% of Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2010, 40% in fiscal year 2009 and 41% in fiscal year 2008. These goods are imported from a variety of countries such as Vietnam, Malaysia, Brazil, Thailand, China, the Philippines, India and Indonesia, and are also obtained from domestic sources. This merchandise is generally made of metal or handcrafted natural materials, including rattan, pine, beech, rubberwood and selected hardwoods with either natural, stained, painted or upholstered finishes.

Pier 1 Imports merchandise largely consists of items that feature a significant degree of handcraftsmanship and are mostly imported directly from foreign suppliers. For the most part, the imported merchandise is handcrafted in cottage industries and small factories. Pier 1 Imports has enjoyed long-standing relationships with many vendors and agents and is not dependent on any particular supplier. The Company believes alternative sources of merchandise could be procured over a relatively short period of time, if necessary. In selecting the source of merchandise, Pier 1 Imports considers quality, dependability of delivery, and cost. During fiscal 2010, Pier 1 Imports sold merchandise imported from many different countries with approximately 53% of its sales derived from merchandise produced in China. The remainder of its merchandise is sourced from India, Vietnam, Indonesia and other countries around the world.

Imported merchandise and a portion of domestic purchases are delivered to the Company's distribution centers, where merchandise is received, allocated and shipped to the various stores in each distribution center's region.

The Company, through one of its wholly owned subsidiaries, owns a number of federally registered trademarks and service marks under which Pier 1 Imports stores do business. Additionally, certain subsidiaries of the Company have registered and have applications pending for the registration of certain other Pier 1 Imports trademarks and service marks in the United States and in numerous foreign countries. The Company believes that its marks have significant value and are important in its marketing efforts. The Company maintains a policy of pursuing registration of its marks and opposing any infringement of its marks.

The Company operates in the highly competitive specialty home retail business and competes primarily with specialty sections of large department stores, furniture and decorative home furnishings retailers, small specialty stores, and mass merchandising discounters.

The Company allows customers to return merchandise within a reasonable time after the date of purchase without limitation as to reason. Most returns occur within 30 days of the date of purchase. The Company monitors the level of returns and maintains a reserve for future returns based on historical experience and other known factors.

On February 27, 2010, the Company employed approximately 16,200 associates in the United States and Canada, of which approximately 3,300 were full-time employees and 12,900 were part-time employees.

(d) Financial Information about Geographic Areas.

Information required by this Item is found in *Note 1 of the Notes to the Consolidated Financial Statements*.

(e) Available Information.

The Company makes available free of charge through its Internet web site address (www.pier1.com) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Certain statements contained in Item 1, Item 1A, Item 7, Item 7A, Item 8 and elsewhere in this report may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the SEC and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings and closings, financing of Company obligations from operations, success of its marketing, merchandising and store operations strategies, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions or natural disasters, volatility of fuel and utility costs, the on-going recession and the actions taken by the United States and other countries to stimulate the economy or to prevent the worsening of the recession, the general strength of the economy and levels of consumer spending, consumer confidence, suitable store sites and distribution center locations, the availability of a qualified labor force and management, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas, and the ability of the Company to source, ship and deliver items of acceptable quality to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this report which may also affect Company operations and performance. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

Executive Officers of the Company

ALEXANDER W. SMITH, age 57, joined the Company as president and chief executive officer in February 2007. Prior to joining the Company, Mr. Smith was serving as group president of the TJX Companies, Inc. where he oversaw the operations and development of Home Goods, Marshalls, TJ Maxx, and a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and also ran their international operations.

CHARLES H. TURNER, age 53, was named Executive Vice President of the Company in April 2002 and has served as Chief Financial Officer of the Company since August 1999. Mr. Turner has served the Company for eighteen years in key executive capacities within the organization including Senior Vice President of Stores and Controller. Mr. Turner first became an officer of the Company in 1992 when he was named Principal Accounting Officer. Prior to joining the Company, he was Group Controller for JC Penney and a Senior Manager for KPMG Peat Marwick.

CATHERINE DAVID, age 46, joined the organization in August 2009 as Executive Vice President of Merchandising and was named an officer of the Company in October 2009. Prior to her current role, Ms. David served as President and Chief Operating Officer of Kirkland's Inc. and Vice President and General Manager with Sears Essential, Sears Grand and The Great Indoors. Ms. David also previously served the Target Corporation for thirteen years in various positions including Vice President and General Manager of target, direct and various positions in the buying, planning and stores divisions.

GREGORY S. HUMENESKY, age 58, was named Executive Vice President of Human Resources of the Company in February 2005. Prior to his current position, he served in various human resource positions for other retailers including ten years as Senior Vice President of Human Resources at Zale Corporation and twenty-one years in various positions of increasing importance at Macys.

SHARON M. LEITE, age 47, joined the organization in August 2007 as Executive Vice President of Stores and was named an officer of the Company in September 2007. Prior to joining the Company, she spent eight years at Bath & Body Works, six years as Vice President of Store Operations and two years as a director. Before joining Bath & Body Works, Ms. Leite held various operations positions with several prominent retailers, including Gap, Inc., The Walt Disney Company, and Limited, Inc.

MICHAEL R. BENKEL, age 41, joined the organization in September 2008 as Senior Vice President of Planning and Allocations and was named an officer of the Company in July 2009. Prior to joining the Company, he spent eleven years at Williams-Sonoma Inc. in continuously advancing positions in the Pottery Barn Retail Stores division, including Vice President of Inventory Management, Director, Inventory Management, and home furnishings and furniture buyer.

MICHAEL A. CARTER, age 51, was named Senior Vice President, General Counsel and Secretary of the Company in December 2005. Mr. Carter has served within the organization for nineteen years in various leadership capacities including Vice President – Legal Affairs, and Corporate Counsel. Mr. Carter first became an officer of the Company in 1991 when he was named Assistant Secretary. Mr. Carter is a licensed attorney in the State of Texas. Prior to joining the Company, Mr. Carter practiced law with the Fort Worth, Texas law firm of Brackett and Ellis, LLP.

DONALD L. KINNISON, age 52, was named Senior Vice President of Marketing and Visual Merchandising in March 2008 and was named an officer of the Company in July 2009. Mr. Kinnison has served within the organization for twenty years in various capacities including Vice President of Visual Merchandising and Merchandise Support and Director, Visual Merchandising. Prior to joining the Company, Mr. Kinnison held various positions with May Company and Federated Department Stores.

The officers of the Company are appointed by the Board of Directors, and hold office until their successors are elected or appointed and qualified or until their earlier resignation or removal. None of the above executive officers has any family relationship with any other of such officers or with any director of the Company. None of such officers was selected pursuant to any arrangement or understanding between him and any other person.

Item 1A. Risk Factors.

Strategic Risks and Strategy Execution Risks

An overall decline in the health of the United States economy and its impact on consumer confidence and spending could adversely impact the Company's results of operations.

The recession experienced by the United States in recent years resulted in a significant decline in the market value of domestic and foreign companies, adversely affecting the savings and investments of United States consumers. The resulting deterioration in consumer confidence and spending resulted in consumers sacrificing purchases of discretionary items, including the Company's merchandise, adversely impacting the Company's financial results. Although the economy appears to be slowly recovering, that recovery could falter and the recession could continue or such a recession could occur again and could have a similar, if not worse, impact on the Company's financial results.

The success of the business is dependent on factors affecting consumer spending that are not controllable by the Company.

Consumer spending, including spending for the home and home-related furnishings, are further dependent upon factors besides general economic conditions and include, but are not limited to, levels of employment, disposable consumer income, prevailing interest rates, consumer debt, costs of fuel, inflation, recession and fears of recession or actual recession periods, war and fears of war, pandemics, inclement weather, tax rates and rate increases, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for the Company's products and therefore lower sales and negatively impact the business and its financial results.

Failure by the Company to identify and successfully implement strategic initiatives could have a negative impact on the Company.

The Company's return to profitability and long-term growth are dependant on its ability to identify and successfully implement strategic initiatives. If these initiatives are not properly developed and successfully executed, the implementation of such initiatives may negatively impact the Company's operations. While the Company believes these disruptions would be short-term, it is unknown whether the impact would be material. The Company began implementing a strategy during fiscal 2008 for returning the Company to profitability. If the Company's turnaround strategy does not continue to be successful, takes longer than currently projected due to the recession or other factors, or is not executed effectively, the Company's business operations and financial results could be adversely affected. In addition, the Company's inability to develop a successful long-term strategy could adversely affect the Company's business operations and financial results.

The Company must be able to anticipate, identify and respond to changing trends and customer preferences for home furnishings.

The success of the Company's specialty retail business depends largely upon its ability to predict trends in home furnishings consistently and to provide merchandise that satisfies consumer demand in a timely manner. Consumer preferences often change and may not be reasonably predicted. A majority of the Company's merchandise is manufactured, purchased and imported from countries around the world and may be ordered well in advance of the applicable selling season. Extended lead times may make it difficult to respond rapidly to changes in consumer demand and as a result, the Company may be unable to react quickly and source needed merchandise. In addition, the Company's vendors may not have the ability to handle its increased demand for product. The seasonal nature of the business leads the Company to purchase and requires it to carry a significant amount of inventory prior to its peak selling season. As a result, the Company may be vulnerable to evolving home furnishing trends, changes in customer preferences, and pricing shifts, and may misjudge the timing and selection of merchandise purchases. The Company's failure to anticipate, predict and respond in a timely manner to changing home furnishing trends could lead to lower sales and additional discounts and markdowns in an effort to clear merchandise, which could have a negative impact on merchandise margins and in turn the results of operations.

Failure to control merchandise returns could negatively impact the business.

The Company has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, the Company may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, merchandise quality issues, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds the Company's current provisions could negatively impact the business and financial results.

A disruption in the operation of the domestic portion of the Company's supply chain could impact its ability to deliver merchandise to its stores and customers, which could impact its sales and results of operations.

The Company maintains regional distribution centers in Maryland, Ohio, Texas, California, Georgia and Washington. At these distribution centers, merchandise is received, allocated, and shipped to the Company's stores. Major catastrophic events such as fire or flooding, malfunction or disruption of the information systems, or shipping problems could result in distribution delays of merchandise to the Company's stores and customers. Such disruptions could have a negative impact on the Company's sales and results of operations.

The Company outsources certain business processes to third-party vendors and has certain business relationships that subject the Company to risks, including disruptions in business and increased costs.

The Company outsources some business processes to third parties including gift card tracking and authorization, credit card authorization and processing, insurance claims processing, U.S. customs filings and reporting, ocean freight processing, certain payroll processing and tax filings, and record keeping for retirement plans. In addition, the Company has business relationships with third parties to provide essential services such as the extension of credit to its customers and maintenance of the Company's rewards program. The Company makes a diligent effort to ensure that all providers of these services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services or the Company's inability to arrange for alternative providers on favorable terms in a timely manner could have an adverse effect on the Company's results of operations, financial condition, or ability to accomplish its financial and management reporting.

Factors that may or may not be controllable by the Company may adversely affect the Company's financial performance.

Increases in the Company's expenses that are beyond the Company's control including items such as increases in fuel and transportation costs, higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, labor disputes around the world, insurance and healthcare, increases in postage and media costs, higher tax rates and changes in laws and regulations, including accounting standards, may negatively impact the Company's financial results.

Failure to successfully manage and execute the Company's marketing initiatives could have a negative impact on the business.

The success and growth of the Company is partially dependent on generating customer traffic in order to gain sales momentum in its stores. Successful marketing efforts require the ability to reach customers through their desired mode of communication utilizing various media outlets. Media placement decisions are generally made months in advance of the scheduled release date. The Company's inability to accurately predict its consumers' preferences, to utilize the desired mode of communication, or to ensure availability of advertised products may negatively impact the business and operating results.

Changes to estimates related to the Company's property and equipment, or financial results that are lower than its current estimates at certain store locations, may cause the Company to incur impairment charges on certain long-lived assets.

The Company makes certain estimates and projections with regards to individual store operations as well as overall Company performance in connection with its impairment analyses for long-lived assets in accordance with applicable accounting guidance. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from the Company's estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, the Company's financial results could be adversely affected.

Risks Related to Store Profitability

The Company's success depends, in part, on its ability to operate in desirable locations at reasonable rental rates and to close underperforming stores at or before the conclusion of their lease terms.

The profitability of the business is dependent on operating the current store base at a reasonable profit, opening and operating new stores at a reasonable profit, and identifying and closing underperforming stores. For a majority of the Company's current store base, a large portion of a stores' operating expense is the cost associated with leasing the location. Management actively monitors individual store performance and attempts to negotiate rent reductions to ensure stores can remain profitable or have the ability to rebound to a profitable state. Current locations may not continue to be desirable as demographics change, and the Company may choose to close an underperforming store before its lease expires and incur lease termination costs associated with that closing. The Company cannot give assurance that opening new stores or an increase in closing underperforming stores will result in greater profits.

Failure to attract and retain an effective management team or changes in the costs or availability of a suitable workforce to manage and support the Company's stores and distribution facilities could adversely affect the business.

The Company's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within the Company, especially management, in the highly competitive retail environment may prove to be a challenge. The inability to recruit and retain such individuals could result in turnover in the home office, stores and the distribution facilities, which could have an adverse effect on the business. Management will continue to assess the Company's compensation and benefit structure in an effort to attract future qualified candidates and retain current experienced management team members. The focus of the Company's overall compensation program encourages management to take a balanced approach on returning the Company to profitability. The Company's compensation policies, principles, objectives and practices are not intended to promote inappropriate risk taking by employees; however, there are no assurances that employees will not engage in taking risks that could negatively impact the Company.

Occasionally the Company experiences union organizing activities in non-unionized distribution facilities. These types of activities may result in work slowdowns or stoppages and higher labor costs. Any increase in costs associated with labor organization at distribution facilities could result in higher costs to distribute inventory and could negatively impact merchandise margins.

The Company operates in a highly competitive retail environment with companies offering similar merchandise, and if customers are lost to the Company's competitors, sales could decline.

The Company's retail locations operate in the highly competitive specialty retail business competing with specialty sections of large department stores, home furnishing stores, small specialty stores and mass merchandising discounters. Management believes that as it is competing for sales, it does so on the basis of pricing and quality of products, constantly changing merchandise assortment, visual presentation of its merchandise and customer service. The Company could also experience added short-term competition when other retailers are liquidating merchandise for various reasons. If the Company is unable to maintain a competitive position, it could experience negative pressure on retail prices and loss of customers, which in turn could result in reduced merchandise margins and operating results.

The Company's business is subject to seasonal variations, with a significant portion of its sales and earnings occurring during two months of the year.

Approximately 25% of the Company's sales generally occur during the November-December holiday selling season. Failure to predict consumer demand correctly during these months could result in lost sales or gross margin erosion if merchandise must be marked down significantly to clear inventory.

The Company's business may be harmed by adverse weather conditions and natural disasters.

Extreme or undesirable weather can adversely affect customer traffic in retail stores as well as customer shopping behavior. Natural disasters such as earthquakes, weather phenomena, and events causing infrastructure failures could adversely affect any of the Company's retail locations, distribution centers, administrative facilities, ports, or locations of its suppliers domestically and in foreign countries.

Risks Associated with Dependence on Technology

The Company is heavily dependent on various kinds of technology in the operation of its business.

Failure of any critical software applications, technology infrastructure, telecommunications, data communications, or networks could have a material adverse effect on the Company's ability to manage the merchandise supply chain, sell merchandise, accomplish payment functions or report financial data. Although the Company maintains off-site data backups, a concentration of technology related risk exists in the Company's headquarters located in Texas.

Failure to protect the integrity and security of individually identifiable data of the Company's customers and employees could expose the Company to litigation and damage the Company's reputation.

The Company receives and maintains certain personal information about its customers and employees. The use of this information by the Company is regulated at the international, federal and state levels, as well as by certain third party contracts. If the Company's security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Company's reputation, as well as operations, results of operations and financial condition, and could result in litigation against the Company or the imposition of penalties. As privacy and information security laws and regulations change, the Company may incur additional costs to ensure it remains in compliance.

Regulatory Risks

The Company is subject to laws and regulatory requirements in many jurisdictions. Changes in these laws and requirements may result in additional costs to the Company, including the costs of compliance as well as potential penalties for non-compliance.

The Company operates in many taxing jurisdictions, including foreign countries. In most of these jurisdictions, the Company is required to collect state and local sales taxes at the point of sale and remit them to the appropriate taxing authority. The Company is also subject to income taxes, excise taxes, franchise taxes, payroll taxes and other special taxes. The Company is also required to maintain various kinds of business and commercial licenses to operate its stores and other facilities. Rates of taxation are beyond the Company's control, and increases in such rates or taxation methods and rules could have a material adverse impact on the Company's profitability. Failure to comply with laws concerning the collection and remittance of taxes and with licensing requirements could also subject the Company to financial penalties or business interruptions.

Legislation also has the potential on a local, regional, state or national level to have a material adverse effect on the Company's profitability or ability to operate its business. Compliance with certain legislation carries with it significant costs. The Company is subject to oversight by many governmental agencies in the course of operating its business because of its numerous locations, large number of employees, contact with consumers and importation and exportation of product. In addition, the Company is subject to regulations regarding consumer product quality and safety standards. Complying with regulations may cause the Company to incur significant expenses, including the costs associated with periodic audits. Failure to comply may also cause additional costs in the form of penalties.

Risks Associated with International Trade

As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise.

The Company may order merchandise well in advance of delivery and generally takes title to the merchandise at the time it is loaded for transport to designated U.S. destinations. Global political unrest, war, threats of war, terrorist acts or threats, especially threats to foreign and U.S. ports and piracy, could affect the Company's ability to import merchandise from certain countries. Fluctuations in foreign currency exchange rates and the relative value of the U.S. dollar, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, dock strikes, import quota systems and other restrictions sometimes placed on foreign trade can affect the price, delivery and availability of imported merchandise as well as exports to the Company's stores in other countries. The inability to import merchandise from China and other countries, unavailability of adequate shipping capacity at reasonable rates, or the imposition of significant tariffs could have a material adverse effect on the results of operations of the Company. Freight costs contribute a substantial amount to the cost of imported merchandise. Monitoring of foreign vendors' compliance with applicable laws and Company standards, including quality and safety standards, is more difficult than monitoring of domestic vendors.

Governmental agencies have the authority to enforce trade agreements, resolve trade disputes, and control market access to goods and services. Governments may also impose trade sanctions on foreign countries that are deemed to violate trade agreements or maintain laws or practices that are unjustifiable and restrict commerce. In these situations, governments may increase duties on imports from one or more foreign countries. In this event, the Company could be adversely affected by the imposition of trade sanctions.

In addition, the governments in which the Company does business maintain a variety of additional international trade laws under which the Company's ability to import may be affected from time to time, including, but not limited to, antidumping laws, countervailing duty laws, safeguards laws, and laws designed to protect intellectual property rights. Although the Company may not be directly involved in a particular trade dispute under any of these laws, its ability to import, or the terms and conditions under which it can continue to import, may be affected by the outcome of such disputes.

In particular, because the Company imports merchandise from countries around the world, the Company may be affected from time to time by antidumping petitions filed with the United States Commerce Department and International Trade Commission by U.S. producers of competing products alleging that foreign manufacturers are selling their own products at prices in the United States that are less than the prices that they charge in their home country market or in third country markets or at less than their cost of production. Such petitions, if successful, could significantly increase the United States import duties on those products. In that event, the Company might possibly decide to pay the increased duties, thereby possibly increasing the Company's price to consumers. Alternatively, the Company might decide to source the product or a similar product from a different country not subject to increased duties or else discontinue the importation and sale of the product.

In recent years, dispute resolution processes have been utilized to resolve disputes regarding market access between the European Union, China, the United States and other countries. In some instances, these trade disputes can lead to threats by countries of sanctions against each other, which can include import prohibitions and increased duty rates on imported items. The Company considers any agreement that reduces tariff and non-tariff barriers in international trade to be beneficial to its business. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of merchandise purchased from sanctioned countries. In that case, the Company may be required to seek similar merchandise from other countries.

Risks Relating to Liquidity

A disruption in the global credit and equity markets could adversely impact the Company's ability to obtain financing on acceptable terms.

In the future, the Company could become dependent on the availability of adequate capital to fund its operations. Disruption in the global credit and equity markets and future disruptions in the financial markets could adversely affect the Company's ability to enter into new financing agreements or obtain funding through the issuance of Company securities. A decline in economic conditions could also result in difficulties for financial institutions and other parties that the Company does business with, which could potentially affect the Company's ability to access financing under existing arrangements or to otherwise recover amounts as they become due under the Company's contractual agreements. The inability of the Company to obtain financing as needed, on acceptable terms in order to fund its operations may have a material adverse impact on the Company's business, financial condition and results of operations.

Insufficient cash flows from operations could result in the substantial utilization of the Company's secured credit facility, which may impose certain financial covenants.

The Company maintains a secured credit facility to enable it to issue merchandise and special purpose standby letters of credit as well as to fund working capital requirements. Borrowings under the credit facility are subject to a borrowing base calculation consisting of a percentage of certain eligible assets of the Company and is subject to advance rates and commercially reasonable reserves. Substantial utilization of the availability under the borrowing base will result in various restrictions on the Company including: restricted ability of the Company to repurchase its common stock or pay dividends, dominion over the Company's cash accounts, and compliance with a minimum fixed charge coverage ratio. As of the end of fiscal 2010, the Company's minimum fixed charge coverage ratio, if calculated, would have exceeded this required minimum under the agreement. *See Note 5 to the Notes to Consolidated Financial Statements for additional discussion regarding the Company's secured credit facility.* Significant decreases in cash flow from operations and investing could result in the Company's borrowing increased amounts under the credit facility to fund operational needs. Increases in utilization of letters of credit and/or increased cash borrowings could result in the Company being subject to these limitations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company is headquartered in Fort Worth, Texas. In August 2004, the Company completed construction of a corporate headquarters facility, which contains approximately 460,000 square feet of office space. On June 9, 2008, the Company sold its headquarters building and accompanying land. As part of the transaction, the Company entered into a lease agreement to rent approximately 250,000 square feet of office space in the building for a primary term of seven years beginning on the closing date, with one three-year renewal option, and a right to terminate the lease at the end of the fifth lease year.

The Company leases the majority of its retail stores, its warehouses and regional spaces. As of February 27, 2010, the present value of the Company's minimum future operating lease commitments discounted at 10% totaled approximately $635.1 million. The following table sets forth the distribution of Pier 1 Imports' U.S. and Canadian stores by state and province as of February 27, 2010:

United States

Alabama	14	Louisiana	15	Ohio	30
Alaska	1	Maine	1	Oklahoma	9
Arizona	24	Maryland	22	Oregon	14
Arkansas	8	Massachusetts	24	Pennsylvania	38
California	110	Michigan	31	Rhode Island	3
Colorado	15	Minnesota	18	South Carolina	17
Connecticut	20	Mississippi	6	South Dakota	2
Delaware	4	Missouri	18	Tennessee	18
Florida	74	Montana	6	Texas	79
Georgia	27	Nebraska	3	Utah	9
Hawaii	4	Nevada	8	Virginia	34
Idaho	6	New Hampshire	6	Washington	28
Illinois	39	New Jersey	33	West Virginia	5
Indiana	17	New Mexico	5	Wisconsin	19
Iowa	7	New York	45	Wyoming	1
Kansas	8	North Carolina	34		
Kentucky	11	North Dakota	3		

Canada

Alberta	11	New Brunswick	2	Ontario	34
British Columbia	14	Newfoundland	1	Quebec	14
Manitoba	2	Nova Scotia	1	Saskatchewan	2

The Company currently owns or leases distribution center space of approximately 4.1 million square feet. The Company also acquires temporary distribution center space from time to time through short-term leases. During fiscal 2009, the Company vacated approximately 350,000 square feet of leased distribution center space near Baltimore. The lease on this space expired in July 2009. During fiscal 2010, the Company vacated a Company-owned distribution center near Chicago, Illinois and is planning to sell this property. As of February 27, 2010, the Company owned or leased under operating leases the following warehouse properties in or near the following cities:

Location	Approx. Sq. Ft.	Owned/Leased Facility
Baltimore, Maryland	634,000 sq. ft.	Leased
Chicago, Illinois	514,000 sq. ft.	Owned (vacant)
Columbus, Ohio	527,000 sq. ft.	Leased
Fort Worth, Texas	460,000 sq. ft.	Owned
Ontario, California	747,000 sq. ft.	Leased
Savannah, Georgia	784,000 sq. ft.	Leased
Tacoma, Washington	451,000 sq. ft.	Leased

Item 3. Legal Proceedings.

The Company is a party to various legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Item 4. Reserved.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Prices of Common Stock

The following table shows the high and low closing sale prices of the Company's common stock on the New York Stock Exchange (the "NYSE"), as reported in the consolidated transaction reporting system for each quarter of fiscal 2010 and 2009.

	Market Price	
Fiscal 2010	High	Low
First quarter	$ 2.28	$ 0.11
Second quarter	2.68	1.69
Third quarter	4.85	2.49
Fourth quarter	6.37	3.79
Fiscal 2009	High	Low
First quarter	$ 8.18	$ 4.91
Second quarter	7.10	3.14
Third quarter	4.75	0.38
Fourth quarter	0.69	0.21

Number of Holders of Record

The Company's common stock is traded on the NYSE. As of April 21, 2010, there were approximately 10,000 shareholders of record of the Company's common stock.

Dividends

In fiscal 2007, the Company announced that its Board of Directors discontinued the Company's quarterly cash dividend. The Company did not pay any cash dividends in fiscal years 2010, 2009 or 2008 and does not currently anticipate paying cash dividends in fiscal 2011. The Company's dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

Certain dividend payments are not restricted by the Company's secured credit facility unless fundings on the line result in availability over a specified period of time that is projected to be less than 35% of the lesser of either $300.0 million or the calculated borrowing base. As of February 27, 2010, the Company was not restricted under its secured credit facility from paying certain dividends. *See Note 5 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

Description of Capital Stock

An updated description of the Company's capital stock is filed as Exhibit 99.2 to this annual report and incorporated by reference herein.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of common stock of the Company made during the three months ended February 27, 2010, by Pier 1 Imports, Inc. or any "affiliated purchaser" of Pier 1 Imports, Inc. as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934. During fiscal 2010, 54,219 shares of the Company's common stock were acquired from employees to satisfy tax withholding obligations that arose upon vesting of restricted stock granted pursuant to approved plans.

Performance Graph

The following graph compares the five-year cumulative total shareholder return for the Company's common stock against the Standard & Poor's 500 Stock Index and the Standard & Poor's Retail Stores Composite Index. The annual changes for the five-year period shown on the graph are based on the assumption, as required by the SEC's rules, that $100 had been invested in the Company's stock and in each index on February 26, 2005, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on February 27, 2010. The information used in the graph below was obtained from Bloomberg.

PIER 1 IMPORTS, INC. STOCK PERFORMANCE GRAPH


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Pier 1 Imports, Inc.
S&P 500 Stock Index
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Item 6. Selected Financial Data.

FINANCIAL SUMMARY

	Year Ended				
	2010	2009	2008	2007 [1]	2006
	($ in millions except per share amounts)				
SUMMARY OF OPERATIONS [2]:					
Net sales	$ 1,290.9	1,320.7	1,511.8	1,623.2	1,776.7
Gross profit	$ 440.4	363.5	439.6	474.0	601.7
Selling, general and administrative expenses [3]	$ 421.2	453.5	487.9	649.0	588.3
Depreciation and amortization	$ 22.5	30.6	39.8	51.2	56.2
Operating loss	$ (3.3)	(120.6)	(88.1)	(226.2)	(42.8)
Nonoperating (income) and expenses, net [4]	$ (35.3)	8.1	5.3	1.9	(0.9)
Income (loss) from continuing operations before income taxes	$ 32.1	(128.6)	(93.4)	(228.1)	(41.9)
Income (loss) from continuing operations, net of tax [7]	$ 86.8	(129.3)	(96.0)	(227.2)	(27.5)
Income (loss) from discontinued operations, net of tax	$ -	-	-	(0.4)	(12.3)
Net income (loss)	$ 86.8	(129.3)	(96.0)	(227.6)	(39.8)
PER SHARE AMOUNTS:					
Basic and diluted earnings (loss) from continuing operations	$ .86	(1.45)	(1.09)	(2.59)	(.32)
Basic and diluted earnings (loss) from discontinued operations	$ -	-	-	(.01)	(.14)
Basic and diluted earnings (loss)	$ .86	(1.45)	(1.09)	(2.60)	(.46)
Cash dividends declared	$ -	-	-	.20	.40
Shareholders' equity	$ 3.01	1.62	3.04	4.13	6.81
OTHER FINANCIAL DATA:					
Working capital	$ 316.7	299.9	307.3	349.4	486.1
Current ratio	2.3	2.3	2.1	2.2	2.7
Total assets	$ 643.0	655.5	821.9	916.5	1,169.9
Long-term debt [5]	$ 19.0	184.0	184.0	184.0	184.0
Shareholders' equity [6]	$ 303.1	144.3	267.7	361.1	590.0
Weighted average diluted shares outstanding (millions) [6]	100.7	88.9	88.1	87.4	86.6
Effective tax rate (%) [7]	(171.0)	(0.5)	(2.8)	0.4	34.5

(1) Fiscal 2007 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) On March 20, 2006, the Company announced the sale of its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). The Pier has been included in discontinued operations in the Company's financial statements for fiscal 2007 and prior years. All financial information in this report relates to continuing operations, unless stated otherwise.

(3) The decrease in selling, general and adminstrative expenses for fiscal years 2010, 2009 and 2008 relate primarily to initiatives to reduce costs Company-wide. *See detailed description of these expenses in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.* Selling, general and administrative expense in fiscal 2007 included a pre-tax charge of $32.3 million related to impairment charges on long-lived store level assets.

(4) Nonoperating income for fiscal 2010 includes a gain of $49.6 million related to the debt transactions during the year. This gain was paritally offset by $18.3 million in related expenses. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.* Nonoperating income also included a $10.0 million payment received as a result of a foreign litigation settlement. *See detailed discussion in Note 11 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(5) The Company's consolidated long-term debt was reduced significantly during fiscal 2010 as a result of mulitple debt transactions throughout the year. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(6) The increase in shares oustanding in fiscal 2010 was primarily the result of the Company issuing approximately 24.5 million shares of common stock related to the conversion of its 9% Notes. *See detailed discussion in Note 5 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(7) In fiscal 2010, the Company recorded and received a $55.9 million tax benefit as a result of a tax law change allowing additional carryback of the Company's net operating losses. In fiscal years 2010, 2009 and 2008, the Company recorded minimal state and foreign tax provisions and provided a valuation allowance on the deferred tax asset arising from the tax benefit of those losses. The decrease in the Company's effective tax rate for fiscal 2007 was the result of recording a valuation allowance on its deferred tax assets during the second quarter and only recording a tax benefit on the losses for the year that could be carried back.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts. The Company directly imports merchandise from many countries, and sells a wide variety of decorative accessories, furniture collections, bed and bath products, candles, housewares and other seasonal assortments in its stores. The Company conducts business as one operating segment and operates stores in the United States and Canada under the name Pier 1 Imports. As of February 27, 2010, the Company operated 1,054 stores in the United States and Canada.

In April 2007, the Company implemented a turnaround strategy built upon key business priorities. Since that time, management has successfully executed its plan to improve the merchandise assortment, reduce inventory levels, increase merchandise margins and reduce operational costs. Although the recession delayed the planned results, management believes its efforts have resulted in stronger vendor and customer relationships, a significantly stronger balance sheet and a leaner, more efficient organization. The efforts of the Company since 2007 have resulted in higher merchandise margins, better leveraged operating expenses, and more recently in comparable store sales gains and operating income.

Comparable store sales during fiscal 2010 increased 1.5% compared to a decline of 9.2% in fiscal 2009. Comparable store sales during the first half of fiscal 2010 declined 7.5%, but increased 9.7% over the last six months of the year. Excluding the January clearance event, traffic increased over the second half of the year, positively affecting comparable store sales. Additionally, the Company experienced increases in average ticket, conversion rate, and average unit retail. Helping to drive these sales increases was the increase in total sales on the Company's privately branded loyalty card, resulting from the Company's joint marketing agreement with Chase. During fiscal 2010, sales on the Pier 1 rewards card increased to 24.1% of U.S. store sales from 21.8% in fiscal 2009. The Company will continue to work with Chase in fiscal 2011 to develop dynamic marketing promotions aimed at the Company's growing rewards card business.

Merchandise margins for fiscal 2010 were 54.8% compared to 49.0% in fiscal 2009. This improvement was the result of reduced markdowns, lower supply chain costs and more advantageous vendor costs. As part of its effort to improve merchandise offerings, the Company implemented improved and more sophisticated analysis of its inventory purchases that help control levels of initial purchase quantities and the timing and quantities of re-order merchandise. This strategy resulted in improved rates of sale, fewer markdowns and shorter clearance sale periods. Management believes it has significantly reduced future markdown risk, and as a result, expects merchandise margins will continue to be strong.

During fiscal 2010, the Company worked to reduce overall occupancy costs by negotiating with its landlords to reduce rents, or when necessary, close unprofitable stores at the lowest possible cost. This initiative resulted in substantial cost reductions and the closure of only 38 locations, significantly less than originally estimated. The reduction in store closures was a direct result of the favorable rent reductions with the landlords. In addition to cost savings through the real estate initiatives, the Company's continued focus on controlling expenditures company-wide resulted in a reduction of $32.3 million in selling, general and administrative costs when compared to fiscal 2009. Selling, general and administrative costs as a percentage of sales declined to 32.6% from 34.3% in fiscal 2009. The Company expects to continue to see further leveraging of expenses as sales continue to increase.

In addition to strengthening operations, the Company restructured its balance sheet during fiscal 2010 and reduced its total debt obligations by $146.8 million when compared to fiscal 2009 year-end balances. In privately negotiated transactions, the Company purchased $78.9 million of its outstanding 6.375% senior convertible notes for a purchase price of $27.4 million including accrued interest during the first quarter of the fiscal year. During the second quarter of the year, the Company entered into privately negotiated transactions to purchase an additional $5.0 million of notes and exchange $64.5 million of the remaining notes for newly issued 9% senior convertible notes. These 9% senior convertible notes were voluntarily converted into approximately 24.5 million shares of the Company's common stock during the third quarter of fiscal 2010, leaving only $16.6 million in principal of the 6.375% convertible notes outstanding, which are expected to be paid off by the end of fiscal 2011. As a result of this reduction in debt, interest expense is expected to decline significantly during fiscal 2011.

Moving into the fourth year of its turnaround strategy, the Company remains focused on executing its key business priorities. The Company has demonstrated its ability to improve margins and run a lean and efficient organization, and with less pressure from the recession, management has shifted to an offensive mindset. Significant growth potential still exists as sales per square foot are currently $152, down from a high of $235 in fiscal 2003. Management believes it can improve the productivity of the stores by capitalizing on its unique market position and by continuously refining its merchandise offering to meet changing consumer demand without compromising the value and quality of the merchandise while maintaining competitive price points.

Another opportunity to drive growth is to capitalize on the Company's strong brand name and loyal customer base. Over the past two years, the Company has focused a large percentage of its marketing dollars on communicating with its loyal customer base. Going forward, the Company plans to broaden communications to target new and former customers by using more mass acquisition mediums. Marketing expense for fiscal 2011 is currently expected to remain around 4.5% of sales.

Management will continue its efforts to lower real estate costs by partnering with its landlords to reduce costs wherever possible, and expects to close 10-15 locations and open 3-5 during fiscal 2011. Additionally, the Company will continue its efforts to remain cost efficient, and will continue to search for additional ways to reduce vendor, transportation and infrastructure costs.

The following discussion and analysis of financial condition, results of operations, and liquidity and capital resources relates to continuing operations, unless otherwise stated, and should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto which can be found in Item 8 of this report.

Overview of Business

The Company's key financial and operational indicators used by management to evaluate the performance of the business include the following (trends for these indicators are explained in the comparative discussions of this section):

Key Performance Indicators	2010	2009	2008
Total sales decline	(2.3%)	(12.6%)	(6.9%)
Comparable stores sales growth (decline)	1.5%	(9.2%)	(1.7%)
Sales per average retail square foot	$ 152	$ 149	$ 164
Merchandise margins as a % of sales	54.8%	49.0%	48.5%
Gross profit as a % of sales	34.1%	27.5%	29.1%
Selling, general and administrative expenses as a % of sales	32.6%	34.3%	32.3%
Operating loss as a % of sales	(0.3%)	(9.1%)	(5.8%)
Net income (loss) as a % of sales	6.7%	(9.8%)	(6.4%)
Inventory per retail square foot	$ 38	$ 37	$ 47
Total retail square footage (in thousands)	8,290	8,586	8,782
Total retail square footage decline	(3.4%)	(2.2%)	(4.9%)

Stores included in the comparable store sales calculation are those stores that have been opened since the beginning of the preceding fiscal year. Remodeled or relocated stores are included if they meet specific criteria. Those criteria include the following: the new store is within a specified distance serving the same market, no significant change in store size, and no significant overlap or gap between the closing and reopening. Such stores are included in the comparable store sales calculation in the first full month after the re-opening. If a relocated or remodeled store does not meet the above criteria, it is excluded from the calculation until it meets the Company's established definition of a comparable store.

FISCAL YEARS ENDED FEBRUARY 27, 2010 AND FEBRUARY 28, 2009

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2010, 2009 and 2008 were as follows (in thousands):

	2010	2009	2008
Stores	$ 1,279,742	$ 1,308,331	$ 1,486,147
Direct to consumer	-	-	8,366
Other [1]	11,110	12,346	17,319
Net sales	$ 1,290,852	$ 1,320,677	$ 1,511,832

[1] Other sales consisted primarily of wholesale sales and royalties received from franchise stores, Grupo Sanborns, S.A. de C.V., other third parties and gift card breakage.

Net sales during fiscal 2010 were $1,290.9 million, a decrease of $29.8 million or 2.3%, from $1,320.7 million for the prior fiscal year. The decrease in sales for the fiscal year was comprised of the following components (in thousands):

	2010
Comparable stores	19,044
Closed stores and other	(48,869)
Net decrease in sales	$ (29,825)

The total sales decline for fiscal 2010 was primarily the result of a net decrease of 38 stores compared to the same period in the prior year. As of February 27, 2010, the Company operated 1,054 stores in the United States and Canada, compared to 1,092 stores at the end of fiscal 2009. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. However, these fluctuations had no net impact on either the net sales or comparable store calculations in fiscal 2010 compared to fiscal 2009.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2010, 2009 and 2008 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at March 3, 2007	1,112	84	1,196
Openings	4	-	4
Closings	(82)	(1)	(83)
Open at March 1, 2008	1,034	83	1,117
Openings	1	-	1
Closings	(24)	(2)	(26)
Open at February 28, 2009	1,011	81	1,092
Openings	-	-	-
Closings	(38)	-	(38)
Open at February 27, 2010 (1)	973	81	1,054

(1) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. which sells Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2010, there were 35 of these locations in Mexico. During the third quarter of fiscal 2010, the company ended its relationship with Sears Roebuck de Puerto Rico, Inc. and closed all seven "store within a store" locations in Puerto Rico. These locations are excluded from the table above.

Gross Profit

Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, was 34.1% expressed as a percentage of sales in fiscal 2010 compared to 27.5% a year ago. Merchandise margins were 54.8% as a percentage of sales, an increase of 580 basis points over 49.0% in fiscal 2009. Improvements in merchandise margin over last year were primarily the result of significantly lower markdowns resulting from well managed inventory levels along with better buying strategies throughout the year. Merchandise margins also benefited from reduced vendor and supply chain costs, including fuel costs.

Store occupancy costs during fiscal 2010 were $267.1 million or 20.7% of sales, a decrease of $17.0 million and 80 basis points from store occupancy costs of $284.1 million or 21.5% of sales during fiscal 2009. The decrease of $17.0 million was primarily the result of negotiated rental reductions and a decrease in the total number of stores. The Company continues to evaluate every lease renewal and attempts to negotiate more favorable occupancy costs in an effort to lower the overall costs of its leased properties. Additionally, the Company is still utilizing a third-party real estate consulting firm to assist with these rent reduction efforts for existing leases, as well as to negotiate favorable lease buyouts with landlords for stores that would not favorably benefit from rent reduction efforts. As a result of these ongoing efforts, the Company closed 38 locations during fiscal 2010, a significant decrease from its original estimate at the start of fiscal 2010.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, were $421.2 million or 32.6% of sales in fiscal 2010, a decrease of $32.3 million and 170 basis points from last year's $453.5 million or 34.3% of sales. Selling, general and administrative expenses for fiscal years 2010 and 2009 included charges summarized in the table below (in thousands):

	February 27, 2010		February 28, 2009		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$ 209,815	16.3%	$ 217,774	16.5%	$ (7,959)
Marketing	60,945	4.7%	58,989	4.5%	1,956
Store supplies, services and other	28,661	2.2%	32,473	2.5%	(3,812)
Variable costs	299,421	23.2%	309,236	23.4%	(9,815)
Administrative payroll (excluding severance)	74,734	5.8%	70,118	5.3%	4,616
Other relatively fixed expenses	34,449	2.7%	51,188	3.9%	(16,739)
Relatively fixed costs	109,183	8.5%	121,306	9.2%	(12,123)
Subtotal	408,604	31.7%	430,542	32.6%	(21,938)
Lease termination costs and impairments	11,246	0.9%	15,727	1.2%	(4,481)
Acquistion costs	-	0.0%	1,660	0.1%	(1,660)
Severance and other	1,329	0.1%	5,542	0.4%	(4,213)
Special charges	12,575	1.0%	22,929	1.7%	(10,354)
	$ 421,179	32.6%	$ 453,471	34.3%	$ (32,292)

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, decreased $9.8 million and 20 basis points as a percentage of sales from last year. Store payroll, including bonus, decreased $8.0 million primarily as a result of a decrease in total number of stores as well as planned efficiencies in store staffing compared to fiscal 2009. Marketing expense increased $2.0 million and 20 basis points as a percentage of sales as a result of an increase in the number of newspaper inserts, radio advertising and internet media in the current year, partially offset by a decrease in cable television advertising. Other variable expenses such as store supplies and equipment rental decreased $3.8 million or 30 basis points as a percentage of sales.

Other selling, general and administrative expenses that do not typically vary with sales decreased $12.1 million to 8.5% of sales, or 70 basis points from 9.2% of sales during fiscal 2009, primarily as a result of the Company's continued initiative to manage and control expenses. During fiscal 2010, general insurance costs and foreign currency revaluation also contributed to this improvement. These decreases were partially offset by an increase in administrative payroll resulting primarily from an increase in home office management bonuses stemming from the improved performance.

Lease termination costs and impairments decreased $4.5 million primarily as a result of no impairment charges taken in the current year, compared to $9.7 million in the prior year. This decrease was partially offset by an increase in lease termination costs of $5.2 million related to the closure of stores where favorable rent reductions were not reached with landlords. Severance, outplacement and other costs decreased $4.2 million primarily as a result of expenses incurred in the prior year related to a reduction in the Company's work force. Acquisition costs decreased $1.7 million as a result of expenses related to the Company's withdrawn proposal to acquire all of the outstanding common stock shares of Cost Plus, Inc. in fiscal 2009, with no similar expenditure in fiscal 2010.

Depreciation and amortization for fiscal 2010 was $22.5 million, representing a decrease of approximately $8.1 million from last year's depreciation and amortization expense of $30.6 million. This decrease was primarily the result of the impairment of store-level long-lived assets during the second half of fiscal 2009, certain assets becoming fully depreciated, reduced capital spending and store closures.

In fiscal 2010, the Company recorded an operating loss of $3.3 million compared to an operating loss of $120.6 million for fiscal 2009. Although the Company saw an operating loss in fiscal 2010, management is encouraged by the strong performance in the last half of fiscal 2010, which showed an operating profit of $38.8 million.

Nonoperating Income and Expense

Nonoperating income for fiscal 2010 was $35.3 million compared to expense of $8.1 million in fiscal 2009. During the first quarter of fiscal 2010, a foreign subsidiary of the Company purchased $78.9 million of the Company's outstanding 6.375% convertible senior notes due 2036 (the "6.375% Notes") in privately negotiated transactions at a purchase price of $27.4 million, including accrued interest. The Company recognized a gain of $47.8 million in connection with this transaction. In August 2009, the Company retired $64.5 million of the remaining 6.375% Notes through separate privately negotiated exchange agreements. Under these agreements, holders received $61.3 million in aggregate principal of the Company's new 9% convertible senior notes due 2036 (the "9% Notes"). In addition to this exchange, the Company also purchased $5.0 million of the outstanding 6.375% Notes for $4.8 million in cash. The Company recognized a net gain of $1.8 million related to these transactions in the second quarter of fiscal 2010. During the third quarter of fiscal 2010, all $61.3 million of the Company's 9% Notes voluntarily converted into shares of the Company's common stock. In connection with this exchange in the third quarter, the Company incurred additional interest expense to record the remaining amortization of debt issuance costs and debt discounts of $13.6 million. As a result of the reduction in debt during fiscal 2010, interest expense is expected to decline significantly during fiscal 2011.

The Company settled a lawsuit and received $10.0 million during the first quarter of fiscal 2010, and recorded a gain in other nonoperating income as a result of the settlement. This income was partially offset by a $4.7 million charge during the third quarter to adjust the fair value of the derivative liability for the make-whole interest provision related to the Company's 9% Notes. *See Note 5 of the Notes to Consolidated Financial Statements for further discussion regarding the fair value of the derivative liability.*

Income Taxes

The Company recorded and received an income tax benefit of $55.9 million during fiscal 2010 primarily as a result of the Worker, Homeownership and Business Assistance Act of 2009. This law allows businesses with net operating losses incurred in either 2008 or 2009 to elect to carry back such losses up to five years. This benefit resulted from the reversal of $55.9 million of the Company's valuation allowance on its deferred tax asset for its net operating loss carryforwards that were carried back under the new law. The Company continues to provide a valuation allowance against other deferred tax assets. As a result, no other federal tax benefit or expense was recorded on the results of fiscal 2010 and only minimal state and foreign tax provisions were made during the year. The Company had federal net operating loss carryforwards of approximately $92.0 million as of February 27, 2010. These loss carryforwards, with expirations beginning in fiscal 2027, can be utilized to offset future income for U.S. federal income tax purposes. Going forward, income tax expense is expected to remain minimal until the Company's loss carryforwards are fully utilized.

Net Income and Loss

Net income in fiscal 2010 was $86.8 million, or $0.86 per share, compared to a net loss of $129.3 million, or $1.45 per share for fiscal 2009.

FISCAL YEARS ENDED FEBRUARY 28, 2009 AND MARCH 1, 2008

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal 2009, 2008 and 2007 were as follows (in thousands):

	2009	2008	2007
Stores	$ 1,308,331	$ 1,486,147	$ 1,590,854
Direct to consumer	-	8,366	18,943
Other [1]	12,346	17,319	13,419
Net sales	$ 1,320,677	$ 1,511,832	$ 1,623,216

[1] Other sales consisted primarily of wholesale sales and royalties received from franchise stores, Grupo Sanborns, S.A. de C.V., other third parties and gift card breakage.

Net sales during fiscal 2009 were $1,320.7 million, a decrease of $191.1 million or 12.6%, from $1,511.8 million for the prior fiscal year. The decrease in sales for the fiscal year was comprised of the following components (in thousands):

	2009
Stores opened during fiscal 2008	$ 1,231
Comparable stores	(129,901)
Closed stores and other [1]	(62,485)
Net decrease in sales	$ (191,155)

[1] Includes a decrease in sales related to the absence of direct to consumer sales and sales to third parties.

The total sales decline for fiscal 2009 was attributable to macro-economic conditions, which caused a slowdown in consumer spending, a net decrease of 25 stores for the fiscal year, and a comparable store sales decline of 9.2%. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations had an unfavorable impact of approximately 50 basis points on both net sales and comparable store calculations in fiscal 2009 compared to fiscal 2008.

During fiscal 2009, the Company opened one new store and closed 26 store locations. As of February 28, 2009, the Company operated 1,092 stores in the United States and Canada.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2009, 2008 and 2007 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at February 25, 2006	1,143	83	1,226
Openings	32	2	34
Closings	(63)	(1)	(64)
Open at March 3, 2007	1,112	84	1,196
Openings	4	-	4
Closings	(82)	(1)	(83)
Open at March 1, 2008	1,034	83	1,117
Openings	1	-	1
Closings	(24)	(2)	(26)
Open at February 28, 2009 (1)	1,011	81	1,092

(1) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc. which sell Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2009, there were 35 and seven locations in Mexico and Puerto Rico, respectively. These locations are excluded from the table above.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 27.5% in fiscal 2009 compared to 29.1% in fiscal 2008. Merchandise margins were 49.0% as a percentage of sales, an increase of 50 basis points over 48.5% in fiscal 2008. Improvements in merchandise margin from fiscal 2008 were primarily the result of less aggressive inventory liquidation activity that occurred during the first quarter of fiscal 2009 as compared to the first quarter of fiscal 2008. Store occupancy costs during fiscal 2009 were $284.1 million or 21.5% of sales, a decrease of $9.1 million and an increase of 210 basis points over store occupancy costs of $293.2 million or 19.4% of sales during fiscal 2008. The decrease of $9.1 million was primarily due to store closures, while the increase as a percentage of sales was the result of the deleveraging of relatively fixed rental costs over a slightly lower sales base in the remaining open stores.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, were $453.5 million or 34.3% of sales in fiscal 2009, a decrease of $34.4 million and an increase 200 basis points from $487.9 million or 32.3% of sales in fiscal 2008. Selling, general and administrative expenses for fiscal 2009 and 2008 included charges summarized in the table below (in thousands):

	February 28, 2009		March 1, 2008		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$ 217,774	16.5%	$ 229,573	15.2%	$ (11,799)
Marketing	58,989	4.5%	63,970	4.2%	(4,981)
Store supplies, services and other	32,473	2.5%	38,341	2.5%	(5,868)
Variable costs	309,236	23.4%	331,884	22.0%	(22,648)
Administrative payroll (excluding severance)	70,118	5.3%	82,244	5.4%	(12,126)
Lease termination costs and impairments	15,727	1.2%	15,470	1.0%	257
Severance and other	5,501	0.4%	7,646	0.5%	(2,145)
Acquistion costs	1,660	0.1%	-	0.0%	1,660
Loss (gain) on sale of fixed assets	41	0.0%	(2,137)	-0.1%	2,178
Other relatively fixed expenses	51,188	3.9%	52,791	3.5%	(1,603)
	144,235	10.9%	156,014	10.3%	(11,779)
	$ 453,471	34.3%	$ 487,898	32.3%	$ (34,427)

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, decreased $22.6 million and increased 140 basis points as a percentage of sales from fiscal 2008. Store payroll, including bonus, decreased $11.8 million partly as a result of planned staffing reductions at the stores and as a result of store closures. Marketing expense decreased $5.0 million and increased 25 basis points as a percentage of sales as a result of the absence of television advertising for most of fiscal 2009, offset slightly by the introduction of a seasonal national cable television advertising campaign introduced late in the third quarter of fiscal 2009 running through the early part of the fourth quarter. The timing of marketing expenditures was shifted in order to utilize more of the budget in the all important holiday selling period. Other variable expenses such as store supplies and equipment rental decreased $5.9 million primarily due to efforts to reduce costs.

Other selling, general and administrative expenses decreased $11.8 million compared to last year. Administrative payroll including bonus decreased $12.1 million resulting primarily from a decrease in home office management bonus, stock option expense and home office payroll expense. Severance, outplacement and other costs decreased $2.1 million primarily as a result of expenses incurred in the prior year related to larger reductions in work force compared to a slightly smaller reduction in the current year. Other relatively fixed selling, general and administrative expenses decreased $1.6 million primarily as a result of the Company's continued initiative to manage and control expenses. These decreases were partially offset by $1.7 million in expenses related to the Company's withdrawn proposal to acquire all of the outstanding common stock shares of Cost Plus, Inc. and a $2.2 million gain recorded on the sale of fixed assets in fiscal 2008.

Depreciation and amortization for fiscal 2009 was $30.6 million, representing a decrease of approximately $9.2 million from $39.8 million in fiscal 2008. This decrease was primarily the result of the sale of the home office building and related assets during fiscal 2009, lower net book values on certain store-level long-lived assets because of impairment charges taken during and since the end of fiscal 2008, certain assets becoming fully depreciated, store closures, and reduced capital spending in recent years.

In fiscal 2009, the Company recorded an operating loss of $120.6 million compared to an operating loss of $88.1 million for fiscal 2008.

As a result of the Company's valuation allowance against all deferred tax assets, the Company did not record a federal tax benefit on its operating loss and only minimal state and foreign tax provisions were recorded on results for fiscal 2009. Net deferred tax assets of $181.0 million were fully reserved at year end through the valuation allowance.

Net Loss

Net loss in fiscal 2009 was $129.3 million, or $1.45 per share, compared to a net loss of $96.0 million, or $1.09 per share for fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $187.9 million at the end of fiscal 2010, an increase of $32.1 million from the fiscal 2009 year-end balance of $155.8 million. During fiscal 2010, the Company reduced its outstanding long-term debt obligations by $148.6 million through the utilization of $49.8 million in cash. This was accomplished through the privately negotiated purchase and exchange of almost all of the Company's 6.375% Notes during the first half of the fiscal year which was followed by the voluntary conversion of the Company's newly issued 9% Notes into slightly less than 24.5 million shares of the Company's common stock during the third quarter. The $49.8 million of cash was comprised of $31.6 million for the purchases of the 6.375% Notes, $13.8 million for the payment of the make-whole interest on the 9% Notes at the time of voluntary conversion and $4.4 million for the payment of debt issuance costs. *See Note 5 of the Notes to Consolidated Financial Statements for further discussion reduction in the Company's long-term debt obligations.*

Operating activities provided $70.6 million of cash, which included the receipt of a $55.9 million tax refund relating to changes in tax laws that occurred during the third quarter. Cash provided by the Company's net income was partially offset by changes in various working capital accounts and $13.8 million in make-whole interest paid on the 9% Notes at the time of voluntary conversion as discussed above.

Inventory levels at the end of fiscal 2010 were $313.5 million, a decrease of $2.8 million, or 0.9%, from the end of fiscal 2009. Inventory per retail square foot at the end of fiscal 2010 was $38 compared to $37 at fiscal 2009 year-end. The Company continues to focus on managing inventory levels and closely monitoring merchandise purchases to keep inventory in line with consumer demand. Inventory levels at the end of fiscal 2011 are expected to be approximately the same as the end of fiscal 2010.

During fiscal 2010, the Company's investing activities used $2.8 million. Proceeds from the sale of restricted investments used primarily for the payment of defined benefit obligations provided $3.9 million, partially offset by contributions of $3.7 million to purchase similar restricted investments. The Company collected $1.5 million of a note receivable related to the fiscal 2007 sale of its credit card operations. Proceeds from the disposition of properties provided $0.7 million. Capital expenditures for fiscal 2010 were $5.2 million, consisting primarily of $2.4 million for fixtures, equipment and leasehold improvements for stores, $2.2 million for information systems enhancements and $0.6 million related to the Company's distribution centers.

Financing activities for fiscal 2010 used a net $35.7 million, primarily as a result of the use of $31.6 million to purchase and subsequently retire a significant portion of the 6.375% Notes and debt issuance costs of $4.4 million as discussed above.

The Company's bank facilities include a $300 million credit facility expiring in May 2012, which is secured by the Company's eligible merchandise inventory and third-party credit card receivables. As of February 27, 2010, the Company had no outstanding borrowings and had utilized approximately $85.8 million in letters of credit and bankers acceptances. If advances under the facility result in availability of less than $30.0 million, the Company will be required to comply with a fixed charge coverage ratio as stated in the agreement. The Company does not anticipate falling below this minimum availability in the foreseeable future. As of February 27, 2010, the Company's calculated borrowing base was $229.3 million. This borrowing base calculation is calculated using defined advance rates and commercially reasonable reserves. After excluding the required minimum of $30.0 million and the $85.8 million in utilized letters of credit and bankers' acceptances from the borrowing base, $113.5 million remained available for cash borrowings. At the end of fiscal 2010, the Company was in compliance with all required covenants stated in the agreement.

The Company does not currently anticipate paying cash dividends in fiscal 2011, and its dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors. Under the terms of the Company's secured credit facility, the Company will not be restricted from paying certain dividends unless fundings on the line result in availability over a specified period of time that is projected to be less than 35% of the lesser of either $300.0 million or the calculated borrowing base.

During fiscal 2010, the Company did not make any repurchases of shares of its outstanding common stock other than 54,219 shares acquired from employees to satisfy tax withholding obligations that arose upon vesting of restricted stock granted pursuant to approved plans. The Company does not currently have authorization from its Board of Directors to repurchase shares of its common stock in the open market.

A summary of the Company's contractual obligations and other commercial commitments as of February 27, 2010 is listed below (in thousands):

		Amount of Commitment per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 789,360	$ 207,583	$ 347,315	$ 178,376	$ 56,086
Assets retirement obligation	2,196	212	773	932	279
Purchase obligations [1]	97,967	97,967	-	-	-
Convertible debt [2]	16,577	16,577	-	-	-
Interest on convertible debt [2]	1,036	1,036	-	-	-
Standby letters of credit [3]	55,050	55,050	-	-	-
Industrial revenue bonds [3]	19,000	-	-	-	19,000
Interest on industrial revenue bonds [4]	732	44	87	87	514
Interest and related fees on secured credit facility [5]	8,269	3,675	4,594	-	-
Other obligations [6] [7]	46,236	12,368	2,589	9,875	21,404
Total [8]	$ 1,036,423	$ 394,512	$ 355,358	$ 189,270	$ 97,283

Liabilities recorded on the balance sheet	$ 107,855
Commitments not recorded on the balance sheet	928,568
Total	$ 1,036,423

(1) As of February 27, 2010, the Company had approximately $98.0 million of outstanding purchase orders, which were primarily related to merchandise inventory, and included $11.3 million in merchandise letters of credit and bankers' acceptances. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year.

(2) The Company's convertible debt is subject to redemption on February 15, 2011, and the above amounts assume the notes will be repaid at that time. As of February 27, 2010, if these notes remained outstanding until maturity in 2036, the total interest paid would have been $26.4 million. *See Note 5 of the Notes to Consolidated Financial Statements for further discussion of the Company's convertible senior notes.*

(3) The Company also has outstanding standby letters of credit totaling $19.4 million related to the Company's industrial revenue bonds. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

(4) The interest rates on the Company's industrial revenue bonds are variable and reset weekly. The estimated interest payments included in the table were calculated based upon the rate in effect at fiscal 2010 year end and exclude fees for the related standby letter of credit which are included elsewhere in this table.

(5) Represents estimated commitment fees for trade and standby letters of credit, and unused fees on the Company's $300 million secured credit facility, which expires in May 2012, calculated based upon balances and rates in effect at fiscal 2010 year end.

(6) Other obligations include the Company's liability under various unfunded retirement plans. *See Note 7 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.*

(7) Other obligations also include approximately $8.0 million of reserves for uncertain tax positions, including interest and penalties which have been classified as a current liability. Excluded from this table, but recorded on the Company's balance sheet, is the noncurrent portion of reserves for uncertain tax positions of $10.2 million for which the Company is not reasonably able to estimate the timing of future cash flows.

(8) The above amounts do not include payments that may be due under employment agreement(s) with certain employee(s).

The present value of the Company's minimum future operating lease commitments discounted at 10% was $635.1 million at fiscal 2010 year end, compared to $736.4 million at fiscal 2009 year end. As part of the sale of the Company's home office building and accompanying land during fiscal 2009, the Company entered into a lease agreement to rent office space in the building. The lease has a primary term of seven years beginning on June 9, 2008, with one three-year renewal option and provisions for terminating the lease at the end of the fifth lease year. The Company plans to fund its lease commitments from cash generated from the operations of the Company and, if needed, from borrowings on its secured credit facility.

On February 3, 2009, the Company announced that it hired an outside firm to assist in negotiations with its landlords to achieve rental reductions across its store portfolio. During fiscal 2010, the Company reached, in principal, rental reduction agreements on approximately 350 stores. Cumulatively, these agreements are expected to reduce the Company's reported rental expense by $39.8 million, with approximately $30.0 million of the cash savings being realized by the end of fiscal 2012. During fiscal 2010, the Company closed 38 locations, significantly fewer than the original estimate. This reduction in store closures was the direct result of favorable rent reduction negotiations on those stores. The Company recorded $11.2 million related to store closures including lease termination expense of $7.7 million, and $3.5 million in fees and other costs associated with improving its store portfolio. At the end of fiscal 2010, the Company had ceased operations at the Chicago distribution center and plans to sell the property. If the property is sold, the Company intends to repay the industrial revenue bonds related to the distribution center with the proceeds from the sale upon receiving appropriate approvals.

The Company has an umbrella trust, currently consisting of four sub-trusts, which was established for the purpose of setting aside funds to be used to settle certain benefit plan obligations. Two of the sub-trusts are restricted to satisfy obligations to certain participants of the Company's supplemental retirement plans. These trusts consisted of interest bearing investments of less than $0.1 million at both February 27, 2010 and February 28, 2009, and were included in other noncurrent assets. The remaining two sub-trusts are restricted to meet the funding requirements of the Company's non-qualified deferred compensation plans. These trusts' assets consisted of interest bearing investments totaling less than $0.2 million at February 27, 2010 and February 28, 2009, and were included in other noncurrent assets. These trusts also own and are the beneficiaries of life insurance policies with cash surrender values of approximately $5.0 million at February 27, 2010 and death benefits of approximately $11.7 million. In addition, the Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. The cash surrender value of these unrestricted policies was approximately $17.1 million at February 27, 2010 and was included in other noncurrent assets. These policies had a death benefit of approximately $27.0 million at February 27, 2010. At the discretion of the Board of Directors, contributions of cash or unrestricted life insurance policies could be made to the trusts.

The Company's sources of working capital for fiscal 2010 were cash flows from internally generated funds, and the collection of income tax receivables. The Company has a variety of sources for liquidity, which include available cash balances and available lines of credit. The Company's current plans for fiscal 2011 include a capital expenditure budget of approximately $25.0 million and the repayment of its $16.6 million 6.375% Notes. The Company does not presently anticipate any other significant cash outflows in fiscal 2011 other than those occurring in the normal course of business or as discussed herein.

The liquidity of the Company has significantly improved during fiscal 2010. The Company's key drivers of cash flows are sales, management of inventory levels, vendor payment terms, management of expenses, and capital expenditures. The Company's focus remains on making conservative inventory purchases, managing those inventories, continuing to evolve the Company's merchandise offering, and improving the in-store experience. In addition, the Company's ongoing mission is to maximize its revenues, while seeking out ways to reduce its cost base and still preserve liquidity. If for some reason consumer spending begins to decline to levels seen a year ago, the Company could experience a material adverse effect on its financial condition and ability to generate cash flows from operations. As a result, the Company could become dependent on the availability of adequate capital to fund its operations and carry out its turnaround strategy. While there can be no assurance that the Company will sustain positive cash flows or profitability over the long-term, given the Company's cash position and the various liquidity options available, the Company believes it has sufficient liquidity to fund its obligations, capital expenditure requirements and the repayment of its convertible debt through fiscal 2011.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases, letters of credit and purchase obligations discussed above, the Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates, with the exception of the impairment of long-lived assets, the early retirement of participants in its defined benefit plans, and income taxes as discussed below. The Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements*. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to the Company's financial statements. Unless specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material and as a result, has not provided a sensitivity analysis. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition – The Company recognizes revenue from retail sales, net of sales tax and third-party credit card fees, upon customer receipt or delivery of merchandise. The Company records an allowance for estimated merchandise returns based upon historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized at 30 months from the original issuance and was $4.6 million, $4.1 million and $1.7 million in fiscal 2010, 2009 and 2008, respectively.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the retail price of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset. The majority of inventory purchases and commitments are made in U.S. dollars in order to limit the Company's exposure to foreign currency fluctuations.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during each period presented in the financial statements. Although inventory shrinkage rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrinkage expense may be required.

Impairment of long-lived assets – Long-lived assets such as buildings, equipment, furniture and fixtures, and leasehold improvements are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of changes in sales, merchandise margins, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded no impairment charges in fiscal 2010, and $9.4 million and $4.8 million in impairment charges in fiscal 2009 and 2008, respectively. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future. If management had lowered its assumptions of comparable store sales results by 5% for the first year and kept them flat thereafter, impairment charges would have been negligible in fiscal 2010.

Insurance provision – The Company maintains insurance for workers' compensation and general liability claims with deductibles prior to March 1, 2010 of $1,000,000 and $750,000, respectively, per occurrence. Effective March 1, 2010, the deductible for general liability claims was increased to $1,000,000 per occurrence. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims development factors as well as information obtained from and projections made by the Company's insurance carrier and underwriters. The recorded liabilities for workers' compensation and general liability claims, including those occurring in prior years but not yet settled, at February 27, 2010 were $16.5 million and $6.3 million, respectively.

The assumptions made in determining the above estimates are reviewed monthly and the liability adjusted accordingly as new facts are developed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Costs associated with exit activities – As part of the ordinary course of business, the Company terminates leases prior to their expiration when certain stores or distribution center facilities are closed or relocated as deemed necessary. In connection with these lease terminations, the Company has recorded estimated liabilities to cover these termination costs. These estimated liabilities are recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. The Company must make assumptions regarding potential settlements of these obligations, the length of time required to sublease each location, and the amount of subtenant income that will be received in the future. When estimating future subtenant rental income, the Company considers factors such as the location and condition of the property, the underlying lease terms, historical experience, and relevant market and economic data related to each location. Additional lease termination expense may be incurred as a result of changes to the Company's current assumptions.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs.

Stock-based compensation – The fair value of stock options is amortized as compensation expense over the vesting periods of the options. The fair values for options granted by the Company are estimated as of the date of grant using the Black-Scholes option-pricing model. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates. If the Company had used different assumptions, the value of stock options may have been different.

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of the tax exposure for foreign and domestic tax audits. The timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. If different assumptions had been used, the Company's tax expense or benefit, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." This guidance establishes the Accounting Standards Codification (the "ASC") as the single source of authoritative accounting principles recognized by FASB for all nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). For SEC registrants, rules and interpretive releases of the SEC under federal securities laws are also considered authoritative sources of GAAP. The provisions of this guidance are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of this guidance during the fiscal year ended February 27, 2010 and has updated citations to accounting standards included in the Company's financial statements. The adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

Convertible Debt

Effective March 1, 2009, the Company adopted new accounting guidance, which clarifies that issuers of convertible debt instruments that may be settled in cash upon conversion must separately account for the liability and equity components in a manner that will reflect the entities nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.

In accordance with this new guidance, the Company estimated the fair value of the debt component of its 6.375% Notes using an income approach by discounting the present value of future payments associated with the Notes, assuming no conversion features. The Company did not apply the provisions of this guidance retrospectively on its 6.375% Notes as it determined that the effect on prior periods was not material. The remaining discount of $2.8 million as of the beginning of the year was reclassified to additional paid-in capital during the first quarter of fiscal 2010, and was to be amortized as interest expense over the remaining life of the 6.375% Notes, or through February 2011. However, as a result of the retirement and exchange of the majority of the 6.375% Notes as discussed above, the Company's gain on the transactions included the write off of a portion of this unamortized discount. As of February 27, 2010, the remaining unamortized discount related to the 6.375% Notes totaled $142,000.

Fair Value Measurements and Disclosure

In April 2009, new guidance was issued related to interim disclosures about the fair values of financial instruments. This guidance requires disclosures about the fair value of financial instruments in interim and annual reporting periods. The adoption of this guidance has not impacted the Company's consolidated financial position, results of operations or cash flows, as its requirements are disclosure-only in nature.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Collectively, the Company's exposure to market risk factors is not significant and has not materially changed from February 28, 2009.

Foreign Currency Risk

Though the majority of the Company's inventory purchases are made in U.S. dollars in order to limit its exposure to foreign currency fluctuations, the Company, from time to time, enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company operates stores in Canada and is subject to fluctuations in currency conversion rates related to those operations. The Company, on occasion, uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under the applicable accounting guidance. Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales. Contracts that hedge the repatriation of Canadian funds have maturities not exceeding 18 months and changes in the fair value and settlement of these contracts are included in selling, general and administrative expenses. At February 27, 2010, there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds.

Interest Rate Risk

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The interest rate exposure on the Company's secured credit facility and industrial revenue bonds is based upon variable interest rates and therefore is affected by changes in market interest rates. As of February 27, 2010, the Company had $19.0 million in borrowings outstanding on its industrial revenue bonds and no cash borrowings outstanding on its secured credit facility. A hypothetical 10% adverse change in the interest rates applicable to either or both of these variable rate instruments would have a negligible impact on the Company's earnings and cash flows.

Additionally, as of February 27, 2010, the Company had $16.6 million in convertible senior notes outstanding, which mature in February 2036. The notes pay a fixed annual rate of 6.375% for the first five years and a fixed rate of 6.125% thereafter. Changes in market interest rates generally affect the fair value of fixed rate debt instruments, but would not affect the Company's financial position, results of operations or cash flows related to these notes. As of February 27, 2010, the fair value of these notes was approximately $16.5 million, based on quoted market values.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of February 27, 2010 and February 28, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 27, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at February 27, 2010 and February 28, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 27, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pier 1 Imports, Inc.'s internal control over financial reporting as of February 27, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 28, 2010

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended		
	2010	2009	2008
Net sales	$ 1,290,852	$ 1,320,677	$ 1,511,832
Operating costs and expenses:			
Cost of sales (including buying and store occupancy costs)	850,438	957,213	1,072,280
Selling, general and administrative expenses	421,179	453,471	487,898
Depreciation and amortization	22,488	30,556	39,792
	1,294,105	1,441,240	1,599,970
Operating loss	(3,253)	(120,563)	(88,138)
Nonoperating (income) and expenses:			
Interest and investment income	(1,681)	(4,250)	(8,677)
Interest expense	23,726	14,592	15,916
Gain on retirement of debt	(49,654)	-	-
Other income	(7,695)	(2,276)	(1,960)
	(35,304)	8,066	5,279
Income (loss) before income taxes	32,051	(128,629)	(93,417)
Provision (benefit) for income taxes	(54,796)	624	2,594
Net income (loss)	$ 86,847	$ (129,253)	$ (96,011)
Earnings (loss) per share:			
Basic and diluted	$ 0.86	$ (1.45)	$ (1.09)
Average shares outstanding during period:			
Basic and diluted	100,715	88,912	88,083

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands except share amounts)

	February 27, 2010	February 28, 2009
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $176,503 and $142,523, respectively	$ 187,912	$ 155,798
Accounts receivable, net of allowance for doubtful accounts of $2,516 and $1,579, respectively	14,701	17,566
Inventories	313,496	316,331
Income tax receivable	561	2,149
Prepaid expenses and other current assets	37,157	41,883
Total current assets	553,827	533,727
Properties, net	55,837	85,135
Other noncurrent assets	33,310	36,600
	$ 642,974	$ 655,462
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 65,344	$ 80,695
Current portion convertible debt	16,435	-
Gift cards and other deferred revenue	44,356	47,332
Accrued income taxes payable	4,967	4,434
Other accrued liabilities	106,073	101,350
Total current liabilities	237,175	233,811
Long-term debt	19,000	184,000
Other noncurrent liabilities	83,665	93,390
Shareholders' equity:		
Common stock, $0.001 par, 500,000,000 shares authorized 125,232,000 and 100,779,000 issued, respectively	125	101
Paid-in capital	264,477	214,004
Retained earnings	193,688	106,841
Cumulative other comprehensive loss	(699)	(1,195)
Less - 9,645,000 and 10,905,000 common shares in treasury, at cost, respectively	(154,457)	(175,490)
	303,134	144,261
Commitments and contingencies	-	-
	$ 642,974	$ 655,462

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended		
	2010	2009	2008
Cash flow from operating activities:			
Net income (loss)	$ 86,847	$ (129,253)	$ (96,011)
Adjustments to reconcile to net cash (used in) provided by operating activities:			
Depreciation and amortization	33,335	45,156	55,303
Loss (gain) on disposal of fixed assets	246	41	(2,137)
Loss on impairment of fixed assets and other long-lived assets	-	9,653	5,030
Stock-based compensation expense	3,782	5,177	5,837
Deferred compensation	3,736	4,215	4,157
Lease termination expense	7,693	6,074	10,440
Amortization of deferred gains	(7,777)	(6,774)	(2,533)
Gain on retirement of convertible bonds	(49,654)	-	-
Charges related to the conversion of the 9% Convertible Notes	18,308	-	-
Other	3,109	(2,201)	1,543
Change in cash from:			
Inventories	2,835	95,378	(51,646)
Accounts receivable, prepaid expenses and other current assets	8,294	(5,055)	(8,776)
Income tax receivable	1,588	14,486	25,616
Accounts payable and accrued expenses	(26,537)	(65,457)	(22,818)
Income taxes payable	533	(1,620)	2,765
Defined benefit plan liabilities	(1,784)	(118)	(6,351)
Make whole interest provision	(13,782)	-	-
Other noncurrent assets	(197)	1,209	762
Other noncurrent liabilities	(20)	(2,545)	(4,255)
Net cash provided by (used in) operating activities	70,555	(31,634)	(83,074)
Cash flow from investing activities:			
Capital expenditures	(5,246)	(13,378)	(7,153)
Proceeds from disposition of properties	730	102,478	5,674
Proceeds from sale of restricted investments	3,897	3,258	6,986
Purchase of restricted investments	(3,654)	(2,020)	(589)
Collection of note receivable	1,500	1,500	1,500
Net cash (used in) provided by investing activities	(2,773)	91,838	6,418
Cash flow from financing activities:			
Proceeds from stock options exercised, stock purchase plan and other, net	333	2,161	3,909
Retirement of convertible bonds	(31,593)	-	-
Debt issuance costs	(4,408)	-	(998)
Net cash (used in) provided by financing activities	(35,668)	2,161	2,911
Change in cash and cash equivalents	32,114	62,365	(73,745)
Cash and cash equivalents at beginning of period	155,798	93,433	167,178
Cash and cash equivalents at end of period	$ 187,912	$ 155,798	$ 93,433
Supplemental cash flow information:			
Interest paid [1]	$ 20,557	$ 14,018	$ 15,743
Income taxes paid	$ 1,962	$ 2,617	$ 1,124

[1] Interest paid in fiscal 2010 includes $13,782 in make-whole interest related to the conversion of the Company's 9% Senior Convertible Notes due 2036. See Note 5 of the Notes to Consolidated Financial Statements for further information regarding this payment.

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock						
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance March 3, 2007	87,798	$ 101	$ 231,094	$ 337,178	$ 2,408	$ (209,664)	$ 361,117
Implementation of accounting guidance on uncertain tax positions	-	-	-	(5,073)	-	-	(5,073)
Comprehensive income (loss):							
Net loss	-	-	-	(96,011)	-	-	(96,011)
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	(3,017)	-	(3,017)
Currency translation adjustments	-	-	-	-	982	-	982
Comprehensive loss							(98,046)
Restricted stock compensation	281	-	(2,974)	-	-	4,533	1,559
Stock option compensation expense	-	-	4,278	-	-	-	4,278
Exercise of stock options, stock purchase plan and other	528	-	(4,925)	-	-	8,834	3,909
Balance March 1, 2008	88,607	101	227,473	236,094	373	(196,297)	$ 267,744
Comprehensive loss:							
Net loss	-	-	-	(129,253)	-	-	(129,253)
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	2,016	-	2,016
Currency translation adjustments	-	-	-	-	(3,584)	-	(3,584)
Comprehensive loss							(130,821)
Restricted stock compensation	245	-	(2,298)	-	-	3,947	1,649
Stock option compensation expense	-	-	3,528	-	-	-	3,528
Exercise of stock options, stock purchase plan and other	1,022	-	(14,699)	-	-	16,860	2,161
Balance February 28, 2009	89,874	101	214,004	106,841	(1,195)	(175,490)	$ 144,261
Comprehensive income:							
Net income	-	-	-	86,847	-	-	86,847
Other comprehensive income (loss), net of tax as applicable:							
Pension adjustments	-	-	-	-	509	-	509
Currency translation adjustments	-	-	-	-	(13)	-	(13)
Comprehensive income							87,343
Restricted stock compensation	300	-	(3,038)	-	-	4,800	1,762
Stock option compensation expense	-	-	2,020	-	-	-	2,020
Stock purchase plan, directors deferred, and other	960	-	(15,900)	-	-	16,233	333
Adoption of new accounting guidance on convertible debt	-	-	2,818	-	-	-	2,818
Beneficial conversion feature of 9% convertible debt	-	-	3,343	-	-	-	3,343
Conversion of 9% notes	24,453	24	61,230	-	-	-	61,254
Balance February 27, 2010	115,587	125	264,477	193,688	(699)	(154,457)	$ 303,134

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of imported decorative home furnishings and gifts, with retail stores located in the United States and Canada. Additionally, the Company had merchandise in "store within a store" locations in Mexico and Puerto Rico that are primarily operated by Sears Roebuck de Mexico, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc., respectively. As of October 19, 2009, the Company terminated its agreement with Sears Roebuck de Puerto Rico, Inc. ("Sears Puerto Rico") and ceased operations.

Basis of consolidation – The consolidated financial statements of the Company include the accounts of all subsidiary companies, and all intercompany transactions and balances have been eliminated.

Segment information – The Company is a specialty retailer that offers a broad range of products in its stores and conducts business as one operating segment. The Company's domestic operations provided 90.9%, 90.9% and 90.9% of its net sales, with 8.6%, 8.5% and 8.7% provided by stores in Canada, and the remainder from royalties received from Sears Roebuck de Mexico S.A. de C.V. during fiscal 2010, 2009 and 2008, respectively. As of February 27, 2010, February 28, 2009 and March 1, 2008, $1,749,000, $2,308,000 and $4,572,000, respectively, of the Company's long-lived assets were located in Canada. There were no long-lived assets in Mexico during any period.

Use of estimates – Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal periods – The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2010 ended February 27, 2010, fiscal 2009 ended February 28, 2009 and fiscal 2008 ended March 1, 2008, all of which contained 52 weeks.

Cash and cash equivalents, including temporary investments – The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents, except for those investments that are restricted and have been set aside in a trust to satisfy retirement obligations. As of February 27, 2010 and February 28, 2009, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $176,503,000 and $142,523,000, respectively. The effect of foreign currency exchange rate fluctuations on cash was not material.

Translation of foreign currencies – Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income (loss). As of February 27, 2010, February 28, 2009 and March 1, 2008, the Company had cumulative other comprehensive income (loss) balances of ($177,000), ($164,000) and $3,420,000, respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2010, 2009 and 2008 resulted in other comprehensive income (loss), net of tax, as applicable, of ($13,000), ($3,584,000) and $982,000, respectively. Taxes on the portion of its cumulative currency translation adjustment considered not to be permanently reinvested abroad were insignificant in fiscal 2010, 2009 and 2008.

Concentrations of risk – The Company has some degree of risk concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative merchandise sources could be procured over a relatively short period of time. Pier 1 Imports sells merchandise imported from many countries, with approximately 53% of its sales derived from merchandise produced in China, approximately 13% derived from merchandise produced in India, and approximately 24% collectively derived from merchandise produced in Vietnam, Indonesia, and the United States. The remaining sales were from merchandise produced in various countries around the world.

Financial instruments – The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Other than the 6.375% convertible senior notes due 2036 (the "6.375% Notes"), there were no assets or liabilities with a fair value significantly different from the recorded value as of February 27, 2010 and February 28, 2009. The fair value of the 6.375% Notes was approximately $16,494,000, compared to a principal amount of $16,577,000, based on quoted market values as of February 27, 2010. The fair value of the 6.375% Notes was $42,900,000, compared to a principal amount of $165,000,000, based on quoted market values as of February 28, 2009. Changes in the market interest rates and other factors affecting convertible notes affect the fair value of the Company's fixed rate notes, but do not affect the Company's financial position, results of operations or cash flows related to these instruments.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

From time to time, the Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased to cover a portion of commitments to buy merchandise for resale. The Company also, on occasion, uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At February 27, 2010 and February 28, 2009, there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds. For financial accounting purposes, the Company does not designate such contracts as hedges. Thus, changes in the fair value of both types of forward contracts would be included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

When the Company enters into forward foreign currency exchange contracts, it enters into them with major financial institutions and monitors its positions with, and the credit quality of, these counterparties to such financial instruments.

Accounts Receivable – The Company's accounts receivable are stated at carrying value less an allowance for doubtful accounts. These receivables consist largely of third-party credit card receivables for which collection is reasonably assured. The remaining receivables are periodically evaluated for collectibility, and an allowance for doubtful accounts is recorded as appropriate.

Inventories – The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using vendor invoices, the cost of warehousing and transporting merchandise to the stores and other direct costs associated with purchasing merchandise.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a reserve for estimated shrinkage since the last physical count, when actual shrinkage was recorded. The reserves for estimated shrinkage at the end of fiscal 2010 and 2009 were $5,388,000 and $6,582,000, respectively.

Properties, maintenance and repairs – Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation related to the Company's distribution centers is included in cost of sales. All other depreciation costs are included in depreciation and amortization. Depreciation costs were $22,488,000, $30,556,000 and $39,478,000 in fiscal 2010, 2009 and 2008, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Long-lived assets are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that its carrying value may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of future sales, merchandise margin rates, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. There were no impairment charges for fiscal 2010. Impairment charges for fiscal 2009 and fiscal 2008 were as follows: $9,420,000, or $0.11 per share, for fiscal 2009 and $4,838,000, or $0.05 per share, for fiscal 2008, and were included in selling, general and administrative expenses. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future.

Revenue recognition – Revenue is recognized upon customer receipt or delivery for retail sales. A reserve has been established for estimated merchandise returns based upon historical experience and other known factors. The reserves for estimated merchandise returns at the end of fiscal 2010 and 2009 were $1,690,000 and $1,374,000, respectively. The Company's revenues are reported net of discounts and returns, net of sales tax and third-party credit card fees, and include wholesale sales and royalties received from Sears Roebuck de Mexico S.A. de C.V and from franchise stores in fiscal 2008. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

Gift cards – Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized at 30 months from the original issuance and was $4,648,000, $4,107,000 and $1,699,000 in fiscal 2010, 2009 and 2008, respectively.

Leases – The Company leases certain property consisting principally of retail stores, warehouses, its home office and material handling and office equipment under operating leases expiring through fiscal 2022. Most retail store locations were leased for primary terms of ten years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term, including free rent periods prior to the opening of its stores. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. Construction allowances received from landlords are initially recorded as lease liabilities and amortized as a reduction of rental expense over the primary lease term.

Advertising costs – Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $51,625,000, $49,506,000 and $55,122,000 in fiscal 2010, 2009 and 2008, respectively. Prepaid advertising at the end of fiscal years 2010 and 2009 was $2,085,000 and $2,707,000, respectively.

Defined benefit plans – The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation increase rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the statement of operations, but recognized in future years over the remaining average service period of plan participants. *See Note 7 of the Notes to Consolidated Financial Statements for further discussion.*

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheet and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of tax exposures for foreign and domestic tax audits. However, negotiations with taxing authorities may yield results different from those currently estimated. *See Note 10 of the Notes to Consolidated Financial Statements for further discussion.*

Earnings per share – Basic earnings per share amounts were determined by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but would have included the effect, if dilutive, of the Company's weighted average number of stock options outstanding and shares of unvested restricted stock.

Earnings per share amounts were calculated as follows (in thousands except per share amounts):

	2010	2009	2008
Net Income (loss), basic and diluted	$ 86,847	$ (129,253)	$ (96,011)
Average shares outstanding:			
Basic and diluted	100,715	88,912	88,083
Earnings (loss) per share			
Basic and diluted	$ 0.86	$ (1.45)	$ (1.09)

All 10,424,035, 12,302,323 and 13,102,360 outstanding stock options and shares of unvested restricted stock were excluded from the computation of the fiscal 2010, 2009 and 2008, respectively, income (loss) per share as the effect would be antidilutive. In addition, incremental net shares for the conversion feature of the Company's 6.375% senior convertible notes due 2036 have not been included in the Company's diluted earnings per share calculations for those periods as the average common stock price has not exceeded the initial conversion price of $15.19 per share.

Stock-based compensation – The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of the grant. Accounting guidance requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements.

Currently, the Company's stock-based compensation relates to stock options, restricted stock awards and director deferred stock units. Compensation expense is recognized for any unvested stock option awards outstanding on a straight-line basis over the requisite service period. The fair values of the options are calculated using a Black-Scholes option pricing model. The Company records compensation expense for stock-based awards with a performance condition when it is probable that the condition will be achieved. The compensation expense ultimately recognized, if any, related to these awards will equal the grant date fair value for the number of shares for which the performance condition has been satisfied.

The Company estimates forfeitures based on its historical forfeiture experience, and adjusts forfeiture estimates based on actual forfeiture experience for all awards with service conditions. The effect of forfeiture adjustments for the year was insignificant.

Adoption of new accounting standards

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." This guidance establishes the Accounting Standards Codification (the "ASC") as the single source of authoritative accounting principles recognized by FASB for all nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). For SEC registrants, rules and interpretive releases of the SEC under federal securities laws are also considered authoritative sources of GAAP. The provisions of this guidance are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of this guidance during the fiscal year ended February 27, 2010 and has updated citations to accounting standards included in the Company's financial statements. The adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

Convertible Debt

Effective March 1, 2009, the Company adopted new accounting guidance, which clarifies that issuers of convertible debt instruments that may be settled in cash upon conversion must separately account for the liability and equity components in a manner that will reflect the entities nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. *See Note 5 of the Notes to Consolidated Financial Statements for discussion regarding this adoption.*

Fair Value Measurements and Disclosure

In April 2009, new guidance was issued related to interim disclosures about the fair values of financial instruments. This guidance requires disclosures about the fair value of financial instruments in interim and annual reporting periods. The adoption of this guidance has not impacted the Company's consolidated financial position, results of operations or cash flows, as its requirements are disclosure-only in nature.

NOTE 2 – PROPERTIES

Properties are summarized as follows at February 27, 2010 and February 28, 2009 (in thousands):

	2010	2009
Land	$ 4,776	$ 6,379
Buildings	12,994	29,546
Equipment, furniture and fixtures	237,178	243,403
Leasehold improvements	163,786	162,832
Computer software	76,152	74,588
Projects in progress	613	798
	495,499	517,546
Less accumulated depreciation and amortization	439,662	432,411
Properties, net	$ 55,837	$ 85,135

NOTE 3 – OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at February 27, 2010 and February 28, 2009 (in thousands):

	2010	2009
Accrued payroll and other employee-related liabilities	$ 48,440	$ 41,477
Accrued taxes, other than income	22,845	23,617
Rent-related liabilities	11,511	10,423
Other	23,277	25,833
Other accrued liabilities	$ 106,073	$ 101,350
Rent-related liabilities	$ 25,698	$ 30,047
Deferred gains	24,095	31,673
Retirement benefits	19,834	21,074
Other	14,038	10,596
Other noncurrent liabilities	$ 83,665	$ 93,390

NOTE 4 – COSTS ASSOCIATED WITH EXIT ACTIVITIES

As part of the ordinary course of business, the Company terminates leases prior to their expiration when certain stores or distribution center facilities are closed or relocated as deemed necessary by the evaluation of its real estate portfolio. These decisions are based on store profitability, lease renewal obligations, relocation space availability, local market conditions and prospects for future profitability. In connection with these lease terminations, the Company has recorded estimated liabilities to cover the termination costs. At the time of closure, neither the write-off of fixed assets nor the write-down of inventory related to such stores was material. Additionally, employee severance costs associated with these closures were not significant. The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. Revisions during the periods presented relate to changes in estimated buyout terms or subtenant receipts expected on closed facilities. Expenses related to lease termination obligations are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The write-off of fixed assets and associated intangible assets related to Pier 1 Imports store closures, excluding clearance and Pier 1 Kids stores, was approximately $177,000, $56,000 and $751,000 in fiscal 2010, 2009 and 2008, respectively. The following table represents a rollforward of the liability balances for the three fiscal years ended February 27, 2010 (in thousands):

	Lease Termination Obligations
Balance at March 3, 2007	$ 2,436
Original charges	11,573
Revisions	(1,133)
Cash payments	(7,248)
Balance at March 1, 2008	5,628
Original charges	5,591
Revisions	483
Cash payments	(6,704)
Balance at February 28, 2009	4,998
Original charges	4,942
Revisions	2,751
Cash payments	(7,790)
Balance at February 27, 2010	$ 4,901

Included in the table above are lease termination costs related to the closure of all of the Company's clearance and Pier 1 Kids stores and the direct to consumer channel. These concepts were closed during fiscal 2008 since their aggregate performance was not in line with the Company's profitability targets. Lease termination costs associated with these closures were $1,636,000, or $0.02 per share, during fiscal 2010 and $258,000, or less than $0.01 per share, during fiscal 2009 and $7,973,000, or $0.09 per share, during fiscal 2008. Cash outflows related to these lease terminations were $1,187,000, $2,889,000 and $5,138,000 during fiscal 2010, 2009 and 2008, respectively. The net write-off of fixed assets, write-down of inventory and employee severance costs associated with these closures was not material.

NOTE 5 – LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at February 27, 2010 and February 28, 2009 (in thousands):

	2010	2009
6.375% convertible senior notes due 2036	$ 16,577	$ 165,000
Less - debt discount	(142)	-
	16,435	165,000
Industrial revenue bonds	19,000	19,000
	35,435	184,000
Less - current portion	(16,435)	-
Long-term debt	$ 19,000	$ 184,000

The Company has $19,000,000 in industrial revenue bond loan agreements, which have been outstanding since 1987. Proceeds were used to construct warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rate, including standby letter of credit fees, was 3.2%, 3.5% and 5.2% for fiscal 2010, 2009 and 2008, respectively.

In February 2006, the Company issued $165,000,000 of 6.375% convertible senior notes due 2036 (the "6.375% Notes") in a private placement, and subsequently registered the 6.375% Notes with the Securities and Exchange Commission in June 2006. As described in detail below, only $16,577,000 of the 6.375% Notes remained outstanding at the end of fiscal 2010. The 6.375% Notes are governed by an Indenture dated February 14, 2006 (the "Indenture"). The 6.375% Notes bear interest at a rate of 6.375% per year until February 15, 2011 and at a rate of 6.125% per year thereafter. Interest is payable semiannually in arrears on February 15 and August 15 of each year, and commenced August 15, 2006. The 6.375% Notes are convertible into cash and, if applicable, shares of the Company's common stock based on an initial conversion rate, subject to adjustments, of 65.8328 shares per $1,000 principal amount of 6.375% Notes (which represents an initial conversion price of approximately $15.19 per share representing a 40% conversion premium at issuance). Holders of the 6.375% Notes may convert their 6.375% Notes only under the following circumstances: (1) during any fiscal quarter (and only during such fiscal quarter) commencing after May 27, 2006, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on such last trading day; (2) if the Company has called the 6.375% Notes for redemption; or (3) upon the occurrence of specified corporate transactions. In general, upon conversion of a 6.375% Note, a holder will receive cash equal to the lesser of the principal amount of the 6.375% Note or the conversion value of the 6.375% Note, plus common stock of the Company for any conversion value in excess of the principal amount. As of February 27, 2010, the maximum number of shares that could be required to be issued upon conversion of the 6.375% Notes was 1,091,310 shares. The Company may redeem the 6.375% Notes at its option on or after February 15, 2011 for cash at 100% of the principal amount plus accrued interest. The 6.375% Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries.

The holders of the 6.375% Notes can, at their option, require the Company to purchase all or a portion of their 6.375% Notes at a repurchase price in cash equal to 100% of the principal amount of the repurchased 6.375% Notes at February 15, 2011, February 15, 2016, February 15, 2021, February 15, 2026 and February 15, 2031, or if a fundamental change occurs. "Fundamental change" is defined in the Indenture and will be deemed to have occurred upon (1) certain changes in beneficial ownership of the Company's common equity as described in the Indenture, (2) certain share exchanges, consolidations, mergers, or assets transactions as described in the Indenture, (3) "Continuing Directors" as defined in the Indenture ceasing to constitute at least a majority of the Company's board of directors, (4) the Company's stockholders approving any plan or proposal for the Company's liquidation or dissolution, or (5) the Company's common stock ceasing to be listed on a national securities exchange or quoted on the Nasdaq National Market or another established automated over-the-counter trading market in the United States.

In connection with the issuance of the 6.375% Notes, the Company purchased a call option with respect to its common stock. If the call option, which expires February 15, 2011, is exercised by the Company, it must be net share settled, and, in all cases, the Company would receive shares. This transaction has no effect on the terms of the 6.375% Notes, but is intended to reduce the potential dilution upon future conversion of the 6.375% Notes by effectively increasing the initial conversion price to $17.09 per share, representing a 57.5% conversion premium at issuance. The call option is exercisable under the same circumstances which can trigger conversion under the 6.375% Notes so long as the Company remains listed on the New York Stock Exchange, The American Stock Exchange, or the Nasdaq National Market or their respective successors.

The conversion feature of the 6.375% Notes and the call option each met the requirements of the accounting guidance on financial instruments indexed to, and potentially settled in, a company's own stock to be accounted for as equity instruments. Therefore, the conversion feature has not been accounted for as a derivative, which would require a mark-to-market adjustment each period. In the event the debt is exchanged, the transaction will be accounted for with the cash payment of principal reducing the recorded liability and the issuance of common shares recorded in shareholders' equity. In addition, the premium paid for the call option has been recorded as additional paid-in capital in the accompanying consolidated balance sheet and is not accounted for as a derivative. Incremental net shares for the 6.375% Notes conversion feature will be included in the Company's future diluted earnings per share calculations for those periods in which the Company's average common stock price exceeds $15.19 per share.

During the first quarter of fiscal 2010, a foreign subsidiary of the Company purchased $78,941,000 of the Company's outstanding 6.375% Notes in privately negotiated transactions at a purchase price of $27,399,000, including accrued interest. The Company recognized a gain of $47,811,000 in connection with this transaction. During August 2009, the $78,941,000 in 6.375% Notes were retired by the Company.

During the second quarter of fiscal 2010, the Company entered into separate privately negotiated exchange agreements for $64,482,000 of the Company's outstanding 6.375% Notes retiring these notes. Under the exchange agreements, the exchanging holders received $61,255,000 in aggregate principal of the Company's new 9% convertible senior notes due 2036 (the "9% Notes"). In addition to this exchange, the Company also purchased $5,000,000 of the outstanding 6.375% Notes for $4,750,000 in cash. The Company recognized a net gain of $1,843,000 related to these transactions during the second quarter of fiscal 2010. Currently $16,577,000 of the Company's 6.375% Notes remain outstanding.

During the third quarter of fiscal 2010, all $61,255,000 of the Company's 9% Notes voluntarily converted into shares of the Company's common stock. The 9% Notes were convertible into shares of the Company's common stock at a conversion rate of 399.2016 shares for each $1,000 principal amount, representing a conversion price of $2.5050 per share. The Company issued 24,453,065 shares of common stock as a result of the conversion of the 9% Notes. Interest on the outstanding balance of the 9% Notes was payable at a rate of 9% per year and all accrued interest was paid to the holders at the time of conversion. The Company incurred non-operating charges of $18,308,000 during fiscal 2010 to record amortization of the remaining debt issuance costs and debt discounts of $13,616,000, and a $4,692,000 derivative fair value adjustment, as discussed in more detail below.

The 9% Notes contained make-whole interest provisions. During the third quarter of fiscal 2010, all of the holders voluntarily converted their 9% Notes into common stock and pursuant to the indenture, received additional make-whole interest at that time equal to 2.5 years of interest. The cash payment of make-whole interest totaled $13,782,000. The Company separately accounted for the additional interest payment feature of the 9% Notes as an embedded derivative instrument. For the purpose of accounting for the 9% Notes, the fair value of this embedded derivative upon issuance reduced the carrying value of the debt and was reflected as a debt discount. This potential interest payout was initially recorded at its estimated fair value as both a $9,090,000 derivative liability and a $9,090,000 discount to the 9% Notes based on the probability of when holders of the 9% Notes would convert their notes into shares of the Company's common stock and assumptions regarding the Company's common stock price. Upon conversion, the fair value of this derivative for the make-whole interest provision was adjusted to its settlement value of $13,782,000, which resulted in a $4,692,000 charge to other nonoperating expense during the third quarter.

The 9% Notes also included a beneficial conversion feature because the price of the Company's common stock on the issuance date of the notes exceeded the effective conversion price. In accordance with applicable accounting guidance, the Company recorded a $3,343,000 discount to the 9% Notes and a $3,343,000 addition to paid-in-capital representing the intrinsic value of the beneficial conversion feature.

The two underlying features described above resulted in a total debt discount of $12,433,000 and an initial carrying amount of the 9% Notes on the Company's balance sheet of $48,822,000 compared to a face amount of $61,255,000. When the notes were converted into common stock during the third quarter, the remaining unamortized debt discount and debt issuance costs of $13,616,000 were charged to interest expense at that time.

Effective March 1, 2009, the Company adopted the new guidance on "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," which clarifies that issuers of convertible debt instruments that may be settled wholly or partially in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The 6.375% Notes are convertible into cash and, if applicable, shares of the Company's common stock. In accordance with the new guidance, the Company estimated the fair value of the debt component of the 6.375% Notes as of the date of their issuance using an income approach by discounting the present value of future payments associated with the notes, assuming no conversion features. The Company did not apply the provisions of the new guidance retrospectively on its 6.375% Notes as it determined that the effect on prior periods was not material. The impact of adoption representing the remaining value of the equity component of the 6.375% Notes as of the beginning of the fiscal year was $2,818,000, recorded as a reduction in carrying value of the notes and an increase in additional paid-in capital. This amount was to be amortized as interest expense over the remaining life of the 6.375% Notes, or through February 2011. However, as a result of the retirement and exchange of the majority of the 6.375% Notes as discussed above, the Company's gain on the transactions included the write-off of a portion of this unamortized discount. As of February 27, 2010, the remaining unamortized discount related to the 6.375% Notes totaled $142,000.

The Company anticipates that the remainder of the 6.375% Notes will be repaid on or before February 15, 2011. The 6.375% Notes are included in fiscal 2011 debt maturities in the table below. Debt matures as follows (in thousands):

Fiscal Year	Debt
2011	16,577
2012	-
2013	-
2014	-
Thereafter	19,000
	35,577
Debt discount	(142)
Total debt	$ 35,435

The Company has a secured credit facility which matures in May 2012 and is secured by the Company's eligible merchandise inventory and third-party credit card receivables. At the beginning of fiscal 2010, the total commitment amount was $325,000,000. Effective July 30, 2009, the Company amended its secured credit facility. The amendment reduced the total commitment amount to $300,000,000, removed real estate from eligibility for inclusion in the calculation of the borrowing base, increased applicable interest rate spreads and redefined permitted uses, liens, indebtedness, acquisitions, and restricted payments. In addition, the amendment updated certain provisions to allow for the refinance or repurchase of the balance of the Company's 6.375% Notes, as well as repurchases of the Company's outstanding common stock. During fiscal 2010 and 2009, the Company had no cash borrowings under this facility. As of February 27, 2010, the Company's borrowing base, as defined by the agreement, was $229,299,000. This borrowing base calculation is subject to advance rates and commercially reasonable availability reserves. After excluding the required minimum $30,000,000 and the $85,758,000 in utilized letters of credit and bankers' acceptances from the borrowing base, $113,541,000 remained available for cash borrowings. The facility bears interest at LIBOR plus 3.25% for cash borrowings. The Company pays a fee ranging from 3.0% to 3.5% for standby letters of credit depending on the average daily availability as defined by the agreement, 1.50% to 1.75% for trade letters of credit and a commitment fee of 0.50% for any unused amounts. As of February 27, 2010, the fee for standby letters of credit was 3.25% and 1.63% for trade letters of credit. As of February 27, 2010, the Company utilized approximately $85,758,000 in letters of credit and bankers' acceptances against the secured credit facility. Of the outstanding balance, approximately $11,279,000 related to trade letters of credit and bankers acceptances for merchandise purchases, $45,950,000 related to standby letters of credit for the Company's workers' compensation and general liability insurance policies, $19,429,000 related to standby letters of credit related to the Company's industrial revenue bonds, and $9,100,000 related to other miscellaneous standby letters of credit. If advances under the facility result in availability of less than $30,000,000, the Company would be required to comply with a fixed charge coverage ratio as stated in the agreement. The Company does not anticipate falling below this minimum availability in the foreseeable future. The Company was in compliance with all required covenants at fiscal 2010 year end. This facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. Under this credit facility, the Company will not be restricted from paying certain dividends unless fundings on the line result in availability over a specified period of time that is projected to be less than 35% of the lesser of either $300,000,000 or the calculated borrowing base.

NOTE 6 – CONDENSED FINANCIAL STATEMENTS

The Company's 6.375% Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries (the "Guarantor Subsidiaries"). The subsidiaries that do not guarantee such notes are comprised of the Company's foreign subsidiaries and certain other insignificant domestic consolidated subsidiaries (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries is wholly owned. The Company registered these notes with the Securities and Exchange Commission in June 2006; therefore, in lieu of providing separate audited financial statements for the Guarantor Subsidiaries, condensed consolidating financial information is presented below.

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended February 27, 2010
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ -	$ 1,284,336	$ 9,366	$ (2,850)	$ 1,290,852
Cost of sales (including buying and store occupancy costs)	-	845,386	7,974	(2,922)	850,438
Selling, general and administrative (including depreciation and amortization)	1,799	441,342	526	-	443,667
Operating income (loss)	(1,799)	(2,392)	866	72	(3,253)
Nonoperating (income) expenses	(35,517)	2,318	(2,105)	-	(35,304)
Income (loss) before income taxes	33,718	(4,710)	2,971	72	32,051
Provision (benefit) for income taxes	-	(54,895)	99	-	(54,796)
Net income	33,718	50,185	2,872	72	86,847
Net income (loss) from subsidiaries	53,057	2,872	-	(55,929)	-
Net income (loss)	$ 86,775	$ 53,057	$ 2,872	$ (55,857)	$ 86,847

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended February 28, 2009
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ -	$ 1,312,426	$ 14,674	$ (6,423)	$ 1,320,677
Cost of sales (including buying and store occupancy costs)	-	950,710	13,244	(6,741)	957,213
Selling, general and administrative (including depreciation and amortization)	3,788	479,724	515	-	484,027
Operating income (loss)	(3,788)	(118,008)	915	318	(120,563)
Nonoperating (income) expenses	(2,398)	10,881	(417)	-	8,066
Income (loss) before income taxes	(1,390)	(128,889)	1,332	318	(128,629)
Provision (benefit) for income taxes	-	637	(13)	-	624
Net income (loss)	(1,390)	(129,526)	1,345	318	(129,253)
Net income (loss) from subsidiaries	(128,181)	1,345	-	126,836	-
Net income (loss)	$ (129,571)	$ (128,181)	$ 1,345	$ 127,154	$ (129,253)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended March 1, 2008
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ -	$ 1,505,011	$ 38,155	$ (31,334)	$ 1,511,832
Cost of sales (including buying and store occupancy costs)	-	1,068,371	35,466	(31,557)	1,072,280
Selling, general and administrative (including depreciation and amortization)	1,829	525,279	582	-	527,690
Operating income (loss)	(1,829)	(88,639)	2,107	223	(88,138)
Nonoperating (income) expenses	(2,106)	7,999	(614)	-	5,279
Income (loss) before income taxes	277	(96,638)	2,721	223	(93,417)
Provision for income taxes	-	2,380	214	-	2,594
Net income (loss)	277	(99,018)	2,507	223	(96,011)
Net income (loss) from subsidiaries	(96,511)	2,507	-	94,004	-
Net income (loss)	$ (96,234)	$ (96,511)	$ 2,507	$ 94,227	$ (96,011)

CONSOLIDATING CONDENSED BALANCE SHEET
February 27, 2010
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 38,433	$ 147,233	$ 2,246	$ -	$ 187,912
Accounts receivable, net	-	13,011	1,690	-	14,701
Inventories	-	313,496	-	-	313,496
Income tax receivable	-	79	482	-	561
Prepaid expenses and other current assets	97	37,060	-	-	37,157
Total current assets	38,530	510,879	4,418	-	553,827
Properties, net	-	52,204	3,633	-	55,837
Investment in subsidiaries	69,750	16,985	-	(86,735)	-
Other noncurrent assets	3,548	29,762	-	-	33,310
	$ 111,828	$ 609,830	$ 8,051	$ (86,735)	$ 642,974
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 223	$ 65,081	$ 40	$ -	$ 65,344
Intercompany payable (receivable)	(207,865)	217,029	(9,164)	-	-
Current portion of convertible debt	16,435	-	-	-	16,435
Gift cards and other deferred revenue	-	44,356	-	-	44,356
Accrued income taxes payable (receivable)	-	5,001	(34)	-	4,967
Other accrued liabilities	(99)	105,948	224	-	106,073
Total current liabilities	(191,306)	437,415	(8,934)	-	237,175
Long-term debt	-	19,000	-	-	19,000
Other noncurrent liabilities	-	83,665	-	-	83,665
Shareholders' equity	303,134	69,750	16,985	(86,735)	303,134
	$ 111,828	$ 609,830	$ 8,051	$ (86,735)	$ 642,974

CONSOLIDATING CONDENSED BALANCE SHEET
February 28, 2009
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 61,648	$ 62,399	$ 31,751	$ -	$ 155,798
Accounts receivable, net	2	15,684	1,880	-	17,566
Inventories	-	316,245	86	-	316,331
Income tax receivable	-	1,667	482	-	2,149
Prepaid expenses and other current assets	100	41,783	-	-	41,883
Total current assets	61,750	437,778	34,199	-	533,727
Properties, net	-	81,398	3,737	-	85,135
Investment in subsidiaries	16,125	45,262	-	(61,387)	-
Other noncurrent assets	5,525	31,075	-	-	36,600
	$ 83,400	$ 595,513	$ 37,936	$ (61,387)	$ 655,462
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 116	$ 80,288	$ 291	$ -	$ 80,695
Intercompany payable (receivable)	(226,635)	234,163	(7,528)	-	-
Gift cards and other deferred revenue	-	47,332	-	-	47,332
Accrued income taxes payable (receivable)	48	4,553	(167)	-	4,434
Other accrued liabilities	610	100,662	78	-	101,350
Total current liabilities	(225,861)	466,998	(7,326)	-	233,811
Long-term debt	165,000	19,000	-	-	184,000
Other noncurrent liabilities	-	93,390	-	-	93,390
Shareholders' equity	144,261	16,125	45,262	(61,387)	144,261
	$ 83,400	$ 595,513	$ 37,936	$ (61,387)	$ 655,462

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Year Ended February 27, 2010
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ (35,825)	$ 104,410	$ 1,970	$ -	$ 70,555
Cash flow from investing activities:					
Capital expenditures	-	(5,246)	-	-	(5,246)
Proceeds from disposition of properties	-	730	-	-	730
Proceeds from the sale of restricted investments	-	3,897	-	-	3,897
Purchase of restricted investments	-	(3,654)	-	-	(3,654)
Collections of a note receivable	-	1,500	-	-	1,500
Net cash used in investing activities	-	(2,773)	-	-	(2,773)
Cash flow from financing activities:					
Proceeds from stock options exercised, stock purchase plan and other, net	333	-	-	-	333
Cash dividends	-	3,000	(3,000)	-	-
Debt issuance costs	(1,738)	(2,670)	-	-	(4,408)
Advances (to) from subsidiaries	18,768	(17,133)	(1,635)	-	-
Retirement of convertible bonds	(4,753)	-	(26,840)	-	(31,593)
Net cash provided by (used in) financing activities	12,610	(16,803)	(31,475)	-	(35,668)
Change in cash and cash equivalents	(23,215)	84,834	(29,505)	-	32,114
Cash and cash equivalents at beginning of period	61,648	62,399	31,751	-	155,798
Cash and cash equivalents at end of period	$ 38,433	$ 147,233	$ 2,246	$ -	$ 187,912

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Year Ended February 28, 2009
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 4,782	$ (55,282)	$ 18,866	$ -	$ (31,634)
Cash flow from investing activities:					
Capital expenditures	-	(13,378)	-	-	(13,378)
Proceeds from disposition of properties	-	102,478	-	-	102,478
Proceeds from the sale of restricted investments	-	3,258	-	-	3,258
Purchase of restricted investments	-	(2,020)	-	-	(2,020)
Collections of a note receivable	-	1,500	-	-	1,500
Capitalization of subsidiary	-	(250)	250	-	-
Net cash provided by investing activities	-	91,588	250	-	91,838
Cash flow from financing activities:					
Proceeds from stock options exercised, stock purchase plan and other, net	2,161	-	-	-	2,161
Advances (to) from subsidiaries	1,675	(731)	(944)	-	-
Net cash provided by (used in) financing activities	3,836	(731)	(944)	-	2,161
Change in cash and cash equivalents	8,618	35,575	18,172	-	62,365
Cash and cash equivalents at beginning of period	53,030	26,824	13,579	-	93,433
Cash and cash equivalents at end of period	$ 61,648	$ 62,399	$ 31,751	$ -	$ 155,798

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Year Ended March 1, 2008
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 7,230	$ (94,318)	$ 4,014	$ -	$ (83,074)
Cash flow from investing activities:					
Capital expenditures	-	(7,153)	-	-	(7,153)
Proceeds from disposition of properties	-	5,674	-	-	5,674
Proceeds from the sale of restricted investments	-	6,986	-	-	6,986
Purchase of restricted investments	-	(589)	-	-	(589)
Collections of principal on beneficial interest in securitized receivables	-	1,500	-	-	1,500
Net cash provided by investing activities	-	6,418	-	-	6,418
Cash flow from financing activities:					
Proceeds from stock options exercised, stock purchase plan and other, net	3,909	-	-	-	3,909
Debt issuance costs	-	(998)	-	-	(998)
Advances (to) from subsidiaries	(69,272)	72,023	(2,751)	-	-
Net cash provided by (used in) financing activities	(65,363)	71,025	(2,751)	-	2,911
Change in cash and cash equivalents	(58,133)	(16,875)	1,263	-	(73,745)
Cash and cash equivalents at beginning of period	111,163	43,699	12,316	-	167,178
Cash and cash equivalents at end of period	$ 53,030	$ 26,824	$ 13,579	$ -	$ 93,433

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company offers a qualified defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. During fiscal 2010, 2009 and 2008, employees contributing 1% to 5% of their compensation received a matching Company contribution of up to 3%. During fiscal 2010, the Company match became discretionary. Company contributions to the plan were $1,823,000, $2,082,000 and $2,305,000 in fiscal 2010, 2009 and 2008, respectively.

In addition, the Company offers non-qualified deferred compensation plans for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for these non-qualified plans was $508,000, $690,000 and $831,000 for fiscal 2010, 2009 and 2008, respectively. The Company has trusts established for the purpose of setting aside funds to be used to settle certain obligations of these non-qualified deferred compensation plans and contributed $1,965,000 and used $2,208,000 to satisfy a portion of retirement obligations during fiscal 2010. As of February 27, 2010 and February 28, 2009, the trusts' assets consisted of interest bearing investments of $6,000 and $247,000 and life insurance policies with cash surrender values of $5,043,000 and $5,409,000 and death benefits of $11,683,000 and $13,486,000, respectively. The trust assets are restricted and may only be used to satisfy obligations to plan participants. The Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. At the discretion of the Board of Directors such policies could be contributed to these trusts or to the trusts established for the purpose of setting aside funds to be used to satisfy obligations arising from supplemental retirement plans described below. The cash surrender value of these unrestricted policies was $17,109,000 at February 27, 2010, and the death benefit was $26,952,000. These cash surrender values are carried in the Company's consolidated financial statements in other non-current assets.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age and certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. The Company recorded expenses related to the Plans of $2,484,000, $3,210,000 and $3,511,000 in fiscal 2010, 2009 and 2008, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the defined benefit plan obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consist of interest bearing investments in the amount of $17,000 included in other noncurrent assets at both February 27, 2010 and February 28, 2009. These investments are restricted and may only be used to satisfy retirement obligations to certain participants. The Company has accounted for these restricted investments as available-for-sale securities. Cash contributions of $1,689,000 and $0 were made to the trust in fiscal 2010 and 2009, respectively. Any future contributions will be made at the discretion of the Board of Directors. Restricted investments from the trust were sold to fund retirement benefits of $1,689,000 and $0 in fiscal 2010 and 2009, respectively. Funds from the trust will be used to fund or partially fund benefit payments. The Company expects to pay $3,089,000 during fiscal 2011, $118,000 during fiscal 2012, $1,783,000 during fiscal 2013, $127,000 during fiscal 2014, $9,473,000 during fiscal 2015 and $8,276,000 during fiscal years 2016 through 2020.

Measurement of obligations for the Plans is calculated as of each fiscal year end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of February 27, 2010 and February 28, 2009 (in thousands):

	2010	2009
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 17,622	$ 16,609
Service cost	897	923
Interest cost	764	923
Actuarial (gain) loss	201	(715)
Benefits paid (including settlements)	(1,784)	(118)
Curtailment	(609)	-
Projected benefit obligation, end of year	$ 17,091	$ 17,622
Reconciliation of funded status:		
Projected benefit obligation	$ 17,091	$ 17,622
Plan assets	-	-
Funded status	$ (17,091)	$ (17,622)
Accumulated benefit obligation	$ (17,091)	$ (17,622)
Amounts recognized in the balance sheets:		
Current liability	$ (3,090)	$ (1,784)
Noncurrent liability	(14,001)	(15,838)
Accumulated other comprehensive loss, pre-tax	3,000	4,232
Net amount recognized	$ (14,091)	$ (13,390)
Cumulative other comprehensive loss, net of taxes of $3,291 in fiscal 2010 and 2009	$ (291)	$ 941
Weighted average assumptions used to determine:		
Benefit obligation, end of year:		
Discount rate	4.75%	5.00%
Lump-sum conversion discount rate	5.00%	5.00%
Rate of compensation increase [1]	0.00%	0.00%
Net periodic benefit cost for years ended:		
Discount rate	5.00%	5.00%
Lump-sum conversion discount rate	5.00%	2.75%
Rate of compensation increase [1]	0.00%	0.00%

[1] The rate of compensation increase shown above reflects no increase anticipated for fiscal 2011. An increase of 3.0% was assumed for fiscal years 2012 and thereafter.

Net periodic benefit cost included the following actuarially determined components during fiscal 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Service cost	$ 897	$ 923	$ 498
Interest cost	764	923	764
Amortization of unrecognized prior service cost	410	551	361
Amortization of net actuarial loss	20	445	125
Settlement charges	40	-	1,399
Curtailment charge	353	368	364
Net periodic benefit cost	$ 2,484	$ 3,210	$ 3,511

As of February 27, 2010 and February 28, 2009, accumulated other comprehensive loss included amounts that had not been recognized as components of net periodic benefit cost related to prior service cost of $2,375,000 and $3,398,000, and net actuarial loss of $625,000 and $834,000, respectively. The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic cost in fiscal 2011 are $410,000 and $51,000, respectively.

NOTE 8 – MATTERS CONCERNING SHAREHOLDERS' EQUITY

On March 23, 2006, the Board of Directors approved the adoption of the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan was approved by the shareholders on June 22, 2006. The aggregate number of shares available for issuance under the 2006 Plan included a new authorization of 1,500,000 shares, plus shares (not to exceed 560,794 shares) that remained available for grant under the Pier 1 Imports, Inc. 1999 Stock Plan (the "1999 Stock Plan") and the Pier 1 Imports, Inc. Management Restricted Stock Plan, increased by the number of shares (not to exceed 11,186,150 shares) subject to outstanding awards on March 23, 2006, under these prior plans that cease to be subject to such awards. As of February 27, 2010, there was a total of 3,983,748 shares available for grant under the 2006 Plan.

Stock option grants – On January 27, 2007, the Board of Directors approved an employment agreement for the Company's President and Chief Executive Officer (the "CEO"). The employment agreement set forth that on February 19, 2007, the CEO would be granted two options to purchase an aggregate of 3,000,000 shares of the Company's common stock. The exercise price per share would be the fair market value of the Company's common stock on the following day, which was $6.69. The options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by the Company. All options have a term of ten years from the date of grant. The first option for 1,000,000 shares vested on February 19, 2008. The second option for 2,000,000 shares could have vested up to 1,000,000 shares based on the Company's performance as measured by an adjusted consolidated EBITDA target as defined in the agreement for the Company's 2009 fiscal year. However, the target for fiscal 2009 was not met and the shares did not vest. The remaining 1,000,000 shares from the second option vest based on the Company's performance as measured by an adjusted consolidated EBITDA target for the Company's 2010 fiscal year. The fiscal 2010 target was met and the shares were expensed in fiscal 2010. In accordance with the employment agreement, the shares will vest on the date of filing of the Company's fiscal 2010 Form 10-K.

There were no stock option grants under the 2006 Plan during fiscal 2010. As of February 27, 2010, and February 28, 2009, outstanding options covering 1,261,025 and 1,259,250 shares were exercisable under the 2006 Plan, respectively. Options were granted at exercise prices equal to the fair market value of the Company's common stock at the date of grant. Employee options issued under the 2006 Plan vest over a period of four years and have a term of ten years from the grant date. The employee options are fully vested upon death, disability or retirement of the employee. The 2006 Plan's administrative committee also has the discretion to take certain actions with respect to stock options, such as accelerating the vesting, upon certain corporate changes (as defined in the 2006 Plan). Non-employee director options are fully vested on the date of grant, and are exercisable for a period of ten years.

The 1999 Stock Plan provided for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. The 1999 Stock Plan provided that a maximum of 14,500,000 shares of common stock could be issued under the 1999 Stock Plan, of which not more than 250,000 shares could be issued under the Director Deferred Stock Program. The options issued to employees vest equally over a period of four years, while non-employee directors' options were fully vested at the date of issuance. Both options have a term of ten years from the grant date. The employee options are fully vested upon death, disability, or retirement of an employee, or under certain conditions, such as a change in control of the Company, unless the Board of Directors determines otherwise prior to a change of control event. As of February 27, 2010, there were no shares available for grant under the 1999 Stock Plan. All future stock option grants will be made from shares available under the 2006 Plan. Additionally, outstanding options covering 4,885,250 and 7,757,400 shares were exercisable under the 1999 Stock Plan at fiscal years ended 2010 and 2009, respectively.

Under the 1989 Employee Stock Option Plan, options vest over a period of four to five years and all have a term of ten years from the grant date. As of February 27, 2010 and February 28, 2009, outstanding options covering 294,000 and 368,975 shares were exercisable, respectively. As a result of the expiration of the plan during fiscal 2005, no shares are available for future grant. The plan was subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A summary of stock option transactions related to the stock option plans during the three fiscal years ended February 27, 2010 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Exercisable Shares: Number of Shares	Exercisable Shares: Weighted Average Exercise Price
Outstanding at March 3, 2007	13,668,125	$ 13.95		10,797,625	$ 15.31
Options granted	724,000	7.71	$ 3.31		
Options exercised	(50,775)	7.43			
Options cancelled or expired	(1,763,875)	14.54			
Outstanding at March 1, 2008	12,577,475	13.53		10,983,225	14.18
Options granted	617,300	7.29	3.42		
Options exercised	(2,875)	6.79			
Options cancelled or expired	(1,481,975)	14.43			
Outstanding at February 28, 2009	11,709,925	13.09		10,385,625	13.72
Options granted	1,000,000	6.69	0.33		
Options exercised	-	-			
Options cancelled or expired	(3,523,700)	13.17			
Outstanding at February 27, 2010	9,186,225	12.36		7,440,275	13.62

For shares outstanding at February 27, 2010

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares Currently Exercisable	Weighted Average Exercise Price-Exercisable Shares
$4.24 - $6.69	2,060,000	$ 6.65	7.01	1,022,500	$ 6.67
$7.42 - $11.27	2,947,475	8.08	5.09	2,239,025	8.24
$11.50 - $17.25	1,908,500	16.21	4.64	1,908,500	16.21
$18.49 - $21.00	2,270,250	19.87	3.11	2,270,250	19.87

As of February 27, 2010, the weighted average remaining contractual term for outstanding and exercisable options was 4.94 years and 4.41 years, respectively. The aggregate intrinsic value for outstanding and exercisable options was $56,100 and $14,025, respectively at fiscal 2010 year end. The total intrinsic values of options exercised for the fiscal years ended 2010, 2009, and 2008 were approximately $0, $2,000 and $58,000, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair values for options granted during the respective period were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009	2008
Weighted average fair value of options granted	$0.33	$3.42	$3.31
Risk-free interest rates	1.70%	2.60%	4.68%
Expected stock price volatility	112.05%	51.29%	42.43%
Expected dividend yields	0.00%	0.00%	0.25%
Weighted average expected lives	4 years	5 years	5 years

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates.

At February 27, 2010, there was approximately $1,500,000 of total unrecognized compensation expense related to unvested stock option awards. This expense is expected to be recognized over a weighted average period of 1.56 years. The Company recorded stock-based compensation expense related to stock options of approximately $2,020,000, or $0.02 per share, $3,528,000, or $0.04 per share, and $4,278,000, or $ 0.05 per share, in fiscal 2010, 2009 and 2008, respectively. The Company recognized no net tax benefit related to stock based compensation during fiscal 2010 or fiscal 2009 as a result of the Company's valuation allowance on all deferred tax assets. *See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of income taxes.*

A summary of the Company's nonvested options as of February 27, 2010 is as follows:

	Options	Weighted Average Grant Date Fair Value
Nonvested at February 28, 2009	1,324,300	$ 3.53
Granted	1,000,000	0.33
Vested	(544,700)	3.76
Cancelled	(33,650)	2.70
Nonvested at February 27, 2010	1,745,950	$ 1.64

Restricted stock grants – On December 15, 2009, the Board of Directors approved a renewal and extension of the CEO's initial employment agreement dated February 19, 2007. The employment agreement set forth that a total of 1,500,000 shares of restricted stock will be awarded over a period of more than three years. On December 18, 2009, the Company granted 375,000 service-based restricted shares that will vest equally over a three-year period on the anniversary date of the grant. On the first day of the 2011 fiscal year, and on the first day of each of the two following fiscal years, the Company will grant the CEO 187,500 service-based awards that will vest equally over a three-year period on the last day of each respective fiscal year. In accordance with the accounting guidance on equity compensation, all 937,500 shares of the time-based restricted stock included in the renewed and extended employment agreement have been granted for accounting purposes as of the date of the agreement, or December 15, 2009. As of February 27, 2010, only 375,000 of these shares have been legally granted to the CEO; however, the Company is obligated to grant the remaining 562,500 shares in the future in accordance with his employment agreement.

On the first day of the 2011 fiscal year, and on the first day of each of the two following fiscal years, the Company will also grant the CEO 187,500 performance-based awards that vest equally over a three-year period if the Company achieves certain EBITDA targets as defined by the agreement. Shares that do not vest because

EBITDA targets are not met during one fiscal year may vest in future fiscal years if certain levels of aggregated consolidated EBITDA targets are achieved. The vesting of performance-based shares will occur on the date the Company's Form 10-K is filed with the Securities and Exchange Commission for each respective fiscal year. No fair value for the CEO's performance-based grants has been established because the performance targets for each of these respective grants had not been set as of February 27, 2010, and therefore, no accounting grant date had been established. The accounting grant date for these performance-based awards will be the date on which the respective targets are established for each fiscal year. The CEO must be employed by the Company on the last day of each respective fiscal year in order for both the time-based and performance-based shares to vest. These shares could also vest under certain termination events.

As of February 27, 2010 and February 28, 2009, the Company had 1,237,810 and 592,398 unvested shares of restricted stock awards outstanding, respectively. During fiscal 2010, 937,500 shares of restricted stock were granted, 217,517 shares of restricted stock vested, and 74,571 shares of restricted stock were cancelled. During fiscal 2009, 399,400 shares of restricted stock were granted, 177,268 shares of restricted stock vested, and 154,619 shares of restricted stock were cancelled. The weighted average fair market value at the date of grant of the restricted stock shares granted during fiscal 2010 was $4.65 and is being expensed over the requisite service period.

Compensation expense for restricted stock was $1,762,157 or $0.02 per share, $1,649,000, or $0.02 per share, and $1,559,000, or $ 0.02 per share, in fiscal 2010, 2009, and 2008, respectively. As of February 27, 2010, there was $5,307,000 of total unrecognized compensation expense related to restricted stock that will be recognized over a weighted average period of 2.35 years. The total fair value of restricted stock awards vested was $1,648,000, $1,076,000 and $664,000 in fiscal 2010, 2009 and 2008, respectively.

Director deferred stock units – The 2006 Plan and the 1999 Stock Plan also authorize director deferred stock unit awards to be granted to non-employee directors. During fiscal 2010, each director deferred 10% of their director's cash fees into a deferred stock unit account. The annual retainer fees deferred (other than committee chairman and chairman annual retainers) received a 25% matching contribution from the Company in the form of director deferred stock units. As of February 27, 2010 and February 28, 2009, there were 1,002,287 shares and 554,292 shares deferred, but not delivered, under the 2006 Plan and the 1999 Stock Plan. All future grants will be awarded from shares available for grant under the 2006 Plan. During fiscal 2010, approximately 724,580 director deferred stock units were granted, 276,585 were delivered, and no shares were cancelled. Compensation expense for the director deferred stock awards was $149,000, $1,015,000 and $1,084,000 in fiscal 2010, 2009 and 2008, respectively.

Stock purchase plan – Substantially all Company employees are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each participant may contribute up to 20% of the eligible portions of compensation. The Company contributes 25% of the participants' contributions. Prior to June 20, 2008, a participant could contribute up to 10% of eligible compensation, and the Company contributed from 10% to 100% of the participant's contribution, depending on length of participation and date of entry into the plan. As of March 28, 2009, the Company's stock purchase plan was suspended. Company contributions to the plan were $16,000, $263,000 and $786,000 in fiscal years 2010, 2009 and 2008, respectively.

Preferred Stock – On July 1, 2009, the shareholders of the Company approved an amendment to increase the authorized number of Pier 1 Imports' shares of preferred stock from 5,000,000 shares to 20,000,000 shares; to shorten the description of the authority of the Board of Directors to issue such shares; and to eliminate the terms and provisions of the Formula Rate Preferred Stock from the Certificate of Incorporation. As of February 27, 2010, all 20,000,000 shares of preferred stock were available for future issuance.

Change in Par Value – On July 1, 2009, shareholders of the Company approved an amendment to the Company's Certificate of Incorporation to reduce the par value of the Company's common stock from $1.00 to $0.001 per share. The reduction in the par value of the Company's common stock was reflected on the Company's balance sheet by a reduction in the common stock account and a corresponding increase in the paid-in capital account. The reduction in the par value did not change the number of authorized shares of the Company's common stock. All periods presented have been adjusted to reflect the par value change.

Shares reserved for future issuances – As of February 27, 2010, the Company had approximately 14,172,000 shares reserved for future issuances under the stock plans. This amount includes stock options outstanding, director deferred units and shares available for future grant.

NOTE 9 – PROPRIETARY CREDIT CARD INFORMATION

During fiscal 2007, the Company completed the sale of its proprietary credit card operations to Chase. The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts, and the common stock of Pier 1 National Bank. The Company received cash proceeds for the majority of the sales price and was entitled to receive additional proceeds of $10,750,000, plus any accrued interest, over the life of the long-term program agreement. In fiscal 2010, 2009 and fiscal 2008, the Company received payments of $1,500,000 in each year. The net deferred gain associated with this sale will be recognized in nonoperating income over the life of the agreement. The Company recognized $2,052,000, $2,164,000 and $1,551,000 deferred gain related to this agreement in fiscal 2010, 2009 and 2008, respectively.

In addition, the Company and Chase entered into a long-term program agreement. Under this agreement, the Company continues to support the card through marketing programs and receive additional payments over the life of the agreement for transaction level incentives, marketing support and other program terms. The Company received total payments of $8,738,000, $7,500,000 and $8,742,000 related to this agreement during fiscal 2010, 2009 and 2008, respectively.

NOTE 10 – INCOME TAXES

The provision (benefit) for income taxes for each of the last three fiscal years consists of (in thousands):

	2010	2009	2008
Federal:			
Current	$ (56,263)	$ 296	$ 521
Deferred	-	-	-
State:			
Current	1,200	236	1,623
Deferred	-	-	-
Foreign:			
Current	267	92	450
Deferred	-	-	-
Provision (benefit) for income taxes	(54,796)	624	2,594
Total provision (benefit) for income taxes	$ (54,796)	$ 624	$ 2,594

The Company files a U.S. federal income tax return and income tax returns in various states and foreign jurisdictions. The Company recorded and received a federal income tax benefit and refund of $55,856,000 during fiscal 2010, primarily as a result of the recently enacted Worker, Homeownership and Business Assistance Act of 2009. This new law allows businesses with net operating losses incurred in either 2008 or 2009 to elect to carry back such losses up to five years. This benefit resulted from the reversal of $55,856,000 of the Company's valuation allowance on its deferred tax asset for its net operating loss carryforwards that were carried back under the new law. The Internal Revenue Service ("IRS") also completed its examination of fiscal years 2003 through 2007 during the first quarter of fiscal 2010. As a result of the completion of these audits, the Company received a refund of $1,443,000, including interest, during fiscal 2010. There were no adjustments from this examination which resulted in significant permanent differences that had not already been reserved.

The Company has federal net operating loss carryforwards of approximately $92,000,000. These loss carryforwards can be utilized to offset future income but will begin to expire in fiscal year 2027 if not utilized before then.

Deferred tax assets and liabilities at February 27, 2010 and February 28, 2009 were comprised of the following (in thousands):

	2010	2009
Deferred tax assets:		
Deferred compensation	$ 18,943	$ 19,157
Net operating loss carryforward	44,218	109,779
Accrued average rent	12,336	13,180
Properties, net	33,582	33,741
Self insurance reserves	9,619	10,999
Deferred gain on sale of credit card operations	5,841	6,793
Cumulative foreign currency translation	2,034	1,299
Deferred revenue and revenue reserves	6,973	6,380
Other	5,210	8,453
Total deferred tax assets	138,756	209,781
Deferred tax liabilities:		
Inventory	(18,403)	(27,733)
Deferred gain on debt repurchase	(19,636)	-
Other	(361)	(1,049)
Total deferred tax liabilities	(38,400)	(28,782)
Valuation allowance	(100,356)	(180,999)
Net deferred tax assets	$ -	$ -

During fiscal 2007, the Company recorded a valuation allowance against all deferred tax assets. In addition, net deferred tax assets arising from losses during fiscal 2009 and 2008 in excess of the amount expected to be carried back to offset taxable income in a prior year were fully reserved through a valuation allowance during the respective years. As these deferred tax assets were established and fully reserved during fiscal 2009 and 2008, there was no net impact to the provision of income taxes. Taxes arising from the earnings in fiscal 2010 were offset by utilization of a portion of the Company's federal net operating loss carryforwards, which combined with the $55,856,000 refund from the new tax law, resulted in a decrease of the valuation allowance of $81.6 million.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2010, 2009 and, 2008, and income tax reported in the consolidated statements of operations is as follows (in thousands):

	2010	2009	2008
Tax provision (benefit) at statutory federal income tax rate	$ 11,218	$ (45,020)	$ (32,696)
State income taxes, net of federal provision (benefit)	2,475	(12,350)	(1,240)
Increase (decrease) in valuation allowance	(81,599)	56,637	36,498
Foreign income taxes, net of foreign tax credits	267	92	(209)
Permanent difference on consolidation of foreign subsidiary for tax filings [1]	6,381	-	-
Non-deductible make-whole interest payment [2]	5,375	-	-
Other, net	1,087	1,265	241
Provision (benefit) for income taxes	$ (54,796)	$ 624	$ 2,594

[1] The Company chose to change the tax filing status of a foreign subsidiary, and will begin including this subsidiary in its consolidated tax return in fiscal 2010. For federal tax purposes, this effectively resulted in the repatriation of the foreign subsidiary's accumulated earnings which had not been previously taxed in the United States. This created a permanent difference between reported net income and taxable income.

[2] During fiscal 2010, the Company paid make-whole interest in connection with the voluntary conversion of its 9% Notes. This interest is not deductible for federal tax purposes and resulted in a permanent difference between reported net income and taxable income.

The accounting guidance on uncertainty in income taxes prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of this guidance effective as of the beginning of fiscal 2008. As a result of the cumulative effect of the adoption, the Company recorded a $5,073,000 decrease in retained earnings in fiscal 2008. Upon adoption on March 4, 2007, total reserves for uncertain tax positions were $13,908,000.

On a quarterly and annual basis, the Company accrues for the effects of open uncertain tax positions. A summary of amounts recorded for unrecognized tax benefits at the beginning and end of fiscal 2010 and 2009 are presented below, in thousands:

Unrecognized Tax Benefits - March 1, 2008	$13,939
Gross increases - tax positions in prior period	3
Gross decreases - tax positions in prior period	(1,179)
Settlements	(1,418)
Expiration of statute of limitations	(168)
Unrecognized Tax Benefits - February 28, 2009	$11,177
Gross increases - tax positions in prior period	661
Gross decreases - tax positions in prior period	-
Settlements	(806)
Expiration of statute of limitations	-
Unrecognized Tax Benefits - February 27, 2010	$11,032

If the Company were to prevail on all unrecognized tax benefits recorded, this entire reserve for uncertain tax positions would have a favorable impact on the effective tax rate. It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of the Company's unrecognized tax positions will increase or decrease during the next 12 months as a result of audit settlements. Accordingly, the Company has classified $4,235,000 of the reserve for uncertain tax positions and the related accrued interest as a current liability in the accompanying consolidated balance sheet. The Company does not expect the resolution of these issues to have a significant effect on the Company's results of operations or financial position.

Interest and penalties associated with unrecognized tax benefits are recorded in nonoperating (income) and expenses and selling, general and administrative expenses, respectively. The Company recorded expenses of $1,245,000 and $1,059,000 related to penalties and interest in fiscal 2010 and fiscal 2009, respectively. The Company had accrued penalties and interest of $7,148,000 and $5,854,000 at February 27, 2010 and February 28, 2009, respectively.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Leases – At February 27, 2010, the Company had the following minimum lease commitments and future subtenant receipts in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2011	$ 208,313	$ 730
2012	191,093	675
2013	157,351	454
2014	116,084	339
2015	62,769	138
Thereafter	56,086	-
Total lease commitments	$ 791,696	$ 2,336

Rental expense incurred was $232,098,000, $244,776,000 and $253,962,000, including contingent rentals of $90,000, $43,000 and $46,000, based upon a percentage of sales, and net of sublease incomes totaling $292,000, $281,000 and $332,000 in fiscal 2010, 2009 and 2008, respectively.

During fiscal 2009, the Company sold its corporate headquarters building and accompanying land to Chesapeake Plaza, L.L.C., an affiliate of Chesapeake Energy Corporation. The Company also entered into a lease agreement to rent office space in the building. The lease has a primary term of seven years which began on June 9, 2008, with one three-year renewal option and provisions for terminating the lease at the end of the fifth lease year. The related gain on the sale of the property was approximately $23,300,000. As of February 27, 2010, the Company's remaining deferred gain was $15,243,000, the majority of which is included in other noncurrent liabilities, and will be recognized over the expected lease term.

Legal matters – During fiscal 2010, the Company received a $10,000,000 payment as a result of a foreign litigation settlement and recorded a gain in other income as a result of the settlement. There were no significant legal matters in fiscal 2009. During fiscal 2008, the Company paid $4,376,000, for the settlement of a class action lawsuit regarding compensation matters, which was included in selling, general and administrative expenses in fiscal 2007.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

NOTE 12 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended February 27, 2010 and February 28, 2009 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2010	5/30/2009	8/29/2009	11/28/2009	2/27/2010
Net sales	$ 281,130	$ 286,674	$ 327,075	$ 395,973
Gross profit	84,814	81,589	119,860	154,151
Operating income (loss)	(26,704)	(15,304)	2,771	35,984
Net income (loss)	29,314	(15,780)	38,813	34,500
Average shares outstanding - basic	91,113	91,450	104,384	115,913
Average shares outstanding - diluted	91,113	91,450	104,384	116,232
Basic and diluted earnings (loss) per share	.32	(.17)	.37	.30

	Three Months Ended			
Fiscal 2009	5/31/2008	8/30/2008	11/29/2008	2/28/2009
Net sales	$ 310,020	$ 320,494	$ 300,906	$ 389,257
Gross profit	87,606	86,135	87,891	101,832
Operating loss	(30,435)	(28,425)	(34,769)	(26,934)
Net loss	(32,824)	(30,156)	(36,855)	(29,418)
Average shares outstanding - basic and diluted	88,620	88,778	88,885	89,364
Basic and diluted loss per share	(.37)	(.34)	(.41)	(.33)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Company in its reports filed or furnished under the Exchange Act is (a) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is (b) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, an evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 27, 2010. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company's disclosure controls and procedures were effective as of such date.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework. Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of February 27, 2010. Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of February 27, 2010, as stated in their report which is included in this Annual Report on Form 10-K.

/s/ Alexander W. Smith
Alexander W. Smith
President and
Chief Executive Officer

/s/ Charles H. Turner
Charles H. Turner
Executive Vice President and
Chief Financial Officer

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2010 that would have materially affected, or would have been reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited Pier 1 Imports, Inc.'s internal control over financial reporting as of February 27, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 27, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of February 27, 2010 and February 28, 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 27, 2010 of Pier 1 Imports, Inc. and our report dated April 28, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 28, 2010

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding executive officers of the Company required by this item is contained in Part 1 of this report under the caption, "Executive Officers of the Company". Information regarding directors of the Company required by this Item is incorporated by reference to the section entitled "Proposal No. 1 - Election of Directors, Nominees for Directors" set forth in the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

Information regarding the Company's audit committee financial experts and code of ethics and business conduct required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership" set forth in the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

No director or nominee for director of the Company has any family relationship with any other director or nominee or with any executive officer of the Company.

Item 11. Executive Compensation.

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation", the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Non-Employee Director Compensation for the Fiscal Year Ended February 27, 2010", the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Person Transactions", and the section entitled "Executive Compensation-Compensation Committee Report", set forth in the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Management", "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership – Security Ownership of Certain Beneficial Owners", the table entitled "Executive Compensation – Outstanding Equity Awards Table for the Fiscal Year Ended February 27, 2010", and the table entitled "Equity Compensation Plan Information" set forth in the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Party Transactions" and "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership - Director Independence" set forth in the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services.

Information required by this Item is incorporated by reference to the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-approval of Nonaudit Fees" set forth in Proposal No. 3 of the Company's Proxy Statement for its 2010 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of consolidated financial statements, schedules and exhibits filed as part of this report.

1. Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the Years Ended February 27, 2010, February 28, 2009 and March 1, 2008

Consolidated Balance Sheets at February 27, 2010 and February 28, 2009

Consolidated Statements of Cash Flows for the Years Ended February 27, 2010, February 28, 2009 and March 1, 2008

Consolidated Statements of Shareholders' Equity for the Years Ended February 27, 2010, February 28, 2009 and March 1, 2008

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3. Exhibits

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIER 1 IMPORTS, INC.

Date: April 28, 2010

By: /s/ Alexander W. Smith
Alexander W. Smith, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Michael R. Ferrari Dr. Michael R. Ferrari	Director, Chairman of the Board	April 28, 2010
/s/ Alexander W. Smith Alexander W. Smith	Director, President and Chief Executive Officer	April 28, 2010
/s/ Charles H. Turner Charles H. Turner	Executive Vice President and Chief Financial Officer	April 28, 2010
/s/ Laura A. Coffey Laura A. Coffey	Principal Accounting Officer	April 28, 2010
/s/ John H. Burgoyne John H. Burgoyne	Director	April 28, 2010
/s/ Karen W. Katz Karen W. Katz	Director	April 28, 2010
/s/ Terry E. London Terry E. London	Director	April 28, 2010
/s/ Cece Smith Cece Smith	Director	April 28, 2010

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Restated Certificate of Incorporation of Pier 1 Imports, Inc. as filed with the Delaware Secretary of State on October 12, 2009, incorporated herein by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended November 28, 2009.
3(ii)	Amended and Restated Bylaws of Pier 1 Imports, Inc. (as amended through October 9, 2009), incorporated herein by reference to Exhibit 3(ii) to the Company's Form 8-K filed on October 16, 2009.
4.1	Indenture dated February 14, 2006 and Form of 6.375% Convertible Senior Notes due 2036, among Pier 1 Imports, Inc., the Subsidiary Guarantors parties thereto and JPMorgan Chase Bank, National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed February 16, 2006.
4.1.2	Registration Rights Agreement dated February 14, 2006, among Pier 1 Imports, Inc., the Guarantors parties thereto and the Initial Purchaser named therein, incorporated herein by reference to Exhibit 4.3 to the Company's Form 8-K filed February 16, 2006.
4.1.3	Indenture dated August 4, 2009 and Form of 9% Convertible Senior Note due 2036, among Pier 1 Imports, Inc., the Subsidiary Guarantors parties thereto and the Bank of New York Mellon Trust Company, N. A., incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarter ended August 29, 2009.
10.1*	Form of Indemnity Agreement between the Company and the directors and executive officers of the Company dated December 4, 2003, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended February 28, 2004.
10.2*	The Company's Supplemental Executive Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.3*	The Company's Supplemental Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 29, 2009.
10.3.1*	Participation Agreement dated November 9, 2007, by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 15, 2007.
10.3.2*	Participation Agreement Amendment dated April 20, 2008 by and between Charles H. Turner and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed April 24, 2008.
10.3.3*	Participation Agreement Amendment dated April 20, 2008 by and between Gregory S. Humenesky and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3.6 to the Company's Form 10-K for the year ended March 1, 2008.
10.4*	The Company's 1989 Employee Stock Option Plan, amended and restated as of June 27, 1996, incorporated herein by reference to Exhibit 10.6.1 to the Company's Form 10-K for the year ended February 26, 2005.
10.4.1*	Amendment No. 1 to the Company's 1989 Employee Stock Option Plan, incorporated herein by reference to Exhibit 10.6.2 to the Company's Form 10-K for the year ended February 26, 2005.
10.5*	The Company's 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.3 to the Company's 8-K filed October 12, 2006.

10.5.1*	First Amendment to the Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.6*	Forms of Director and Employee Stock Option Agreements, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 28, 1999.
10.7*	Pier 1 Imports, Inc. Stock Purchase Plan, restated as amended June 20, 2008, incorporated herein by reference Exhibit 10.2 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.7.1*	Amendment to the Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.1 to the Company's Form 10-K for the year ended February 28, 2009.
10.7.2*	Second Amendment dated July 14, 2009 to Pier 1 Imports, Inc. Stock Purchase Plan, incorporated herein by reference to Exhibit 10.8.2 to the Company's Form 10-Q for the quarter ended August 29, 2009.
10.8	Secured Credit Agreement, dated November 22, 2005, among the Company, certain of its subsidiaries, Bank of America, N.A., Wells Fargo Retail Finance, LLC, Wachovia Bank, National Association, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., and others, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 23, 2005.
10.8.1	First Amendment to Credit Agreement, dated as of July 28, 2006, by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed July 28, 2006.
10.8.2	Second Amendment to Credit Agreement, dated as of May 31, 2007 by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed June 5, 2007.
10.8.3	Third Amendment to Credit Agreement, dated as of July 30, 2009, among Pier 1 Imports (U.S.), Inc., as Borrower, Bank of America, N.A., as administrative and collateral agent, the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed July 31, 2009.
10.9	Pier 1 Umbrella Trust, dated December 21, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed December 21, 2005.
10.9.1	Pier 1 Umbrella Trust Amendment No. 1, effective January 1, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.10*	Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan), Restated as Amended through March 25, 2008, incorporated herein by reference to Exhibit 10.15 to the Company's Form 10-K for the year ended March 1, 2008.
10.10.1*	First Amendment dated December 15, 2008 to Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan) Restated as Amended Through March 25, 2008, incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.10.2*	Form of Non-Qualified Stock Option Agreement – Non-Employee Director, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed June 23, 2006.
10.10.3*	Form of Non-Qualified Stock Option Agreement – Employee Participant, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed June 23, 2006.
10.10.4*	Form of Restricted Stock Award Agreement (Time Vesting), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed June 23, 2006.
10.10.5*	Form of Restricted Stock Award Agreement (Performance Vesting), incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed June 23, 2006.

10.10.6*	Second Amendment dated August 17, 2009 to Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan) Restated as Amended Through March 25, 2008, incorporated herein by reference to Exhibit 10.11.6 to the Company's Form 10-Q for the quarter ended August 29, 2009.
10.10.7*	Third Amendment dated October 9, 2009 to Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan) Restated as Amended Through March 25, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 28, 2009.
10.10.8*	Form of Restricted Stock Award Agreement – April 9, 2010 Performance-Based Award, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 14, 2010.
10.10.9*	Form of Restricted Stock Award Agreement – April 9, 2010 Time-Based Award, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 14, 2010.
10.11*	Pier 1 Imports Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 26, 2006.
10.11.1*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 4, 2007, incorporated herein by reference to Exhibit 10.22.1 to the Company's Form 10-K for the year ended March 3, 2007.
10.11.2*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 25, 2008, incorporated herein by reference to Exhibit 10.16.2 to the Company's Form 10-K for the year ended March 1, 2008.
10.11.3*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended December 15, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.11.4*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended through October 9, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 28, 2009.
10.12*	Pier 1 Imports Benefit Restoration Plan I, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed October 12, 2006.
10.13*	Pier 1 Imports Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.14*	Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc. dated February 19, 2007, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed January 30, 2007.
10.14.1*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed January 30, 2007.
10.14.2*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed January 30, 2007.
10.14.3*	First Amendment to Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc., dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.3 to the Company's Form 10-Q for the quarter ended August 30, 2008.
10.14.4*	First Amendment to Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc. dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.4 to the Company's Form 10-Q for the quarter ended August 30, 2008.
10.14.5*	Employment Agreement dated as of December 15, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 17, 2009.

10.14.6*	Restricted Stock Award Agreement dated December 18, 2009 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 22, 2009.
10.14.7*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 4, 2010.
10.14.8*	Restricted Stock Award Agreement dated February 28, 2010 by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed March 4, 2010.
10.15	Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 2, 2007.
10.15.1	Amendment No. 1 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.15.2	Amendment No. 2 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.15.3	Amendment No. 3 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 28, 2009.
10.16	Office Lease between Chesapeake Plaza, L.L.C and Pier 1 Services Company, dated June 9, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.16.1	First Amendment to Office Lease, dated June 20, 2008, incorporated herein by reference to Exhibit 10.1.1 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.17	Agreement for Severance Benefits and for Release, Waiver and Nondisclosure, incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed October 1, 2008.
10.18*	Summary Plan Description of Pier 1 Imports Limited Severance Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.19*	Termination of Pier 1 Executive Health Expense Reimbursement Plan, effective January 5, 2009, incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.20	Form of Note Purchase Agreement for 6.375% Convertible Senior Notes due 2036, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 30, 2009.
10.21	Form of Exchange Agreement, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed July 31, 2009.
21	Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Pier 1 Imports, Inc. Stock Purchase Plan Audit Report
99.2	Description of Capital Stock

*Management Contracts and Compensatory Plans

Notice of Annual Meeting of Shareholders

Proxy Statement

Proxy

Pier 1 imports®

2010 Annual Report

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

May 17, 2010

Dear Shareholder:

The board of directors and management cordially invite you to attend Pier 1 Imports' annual meeting of shareholders to be held at 10:00 a.m., local time, on Tuesday, June 29, 2010, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. The formal notice of the annual meeting of shareholders and proxy statement are attached. Please read them carefully. We are pleased to offer a live webcast of the annual meeting at *www.pier1.com* by linking through the "Investor Relations" page and then the "Events" page.

Pier 1 Imports has chosen to furnish its proxy statement and annual report to its shareholders over the Internet, as allowed by the rules of the Securities and Exchange Commission. Rather than mailing paper copies, we believe that this e-proxy process will expedite shareholder receipt of the materials, lower Pier 1 Imports' expenses associated with this process, and eliminate unnecessary printing and paper usage. As a shareholder of Pier 1 Imports, you are receiving by mail (or electronic mail) a Notice of Internet Availability of Proxy Materials (the "Notice") which will instruct you on how to access and review the proxy statement and annual report on the Internet. The Notice will also instruct you how to vote your shares over the Internet. Shareholders who would like to receive a paper copy of the Pier 1 Imports proxy statement and annual report, free of charge, should follow the instructions on the Notice. Shareholders who request paper copies will also receive a proxy card or voting instruction form to allow them to vote their shares by mail in addition to over the Internet or by telephone.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your shares by following the instructions in the Notice. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question "How do I vote?" in the proxy statement for a more detailed description of voting procedures and the response to the question "Do I need an admission ticket to attend the annual meeting?" in the proxy statement for our procedures for admission to the meeting.

Sincerely,



Alexander W. Smith
President and Chief Executive Officer



Michael R. Ferrari
Chairman of the Board

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 29, 2010

Notice is hereby given that the annual meeting of shareholders of Pier 1 Imports, Inc., a Delaware corporation ("Pier 1 Imports"), will be held on Tuesday, June 29, 2010, at 10:00 a.m., local time, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102 for the following purposes, as more fully described in the accompanying proxy statement:

(1) to elect as directors the five nominees named in the attached proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;

(2) to vote on a proposal to approve an amendment of the Pier 1 Imports, Inc. Stock Purchase Plan to authorize an additional 3,500,000 shares of Pier 1 Imports' common stock to the plan and to extend the term of the plan for five years;

(3) to vote on a proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2011;

(4) to vote on a shareholder proposal, if properly presented at the meeting; and

(5) to transact any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on April 30, 2010 are entitled to receive notice of, to attend, and to vote their shares at, the annual meeting.

Pier 1 Imports is pleased to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their shareholders on the Internet. Pier 1 Imports believes that this process allows us to provide you with the information you need while lowering the costs associated with the annual meeting. You are cordially invited to attend the annual meeting in person. However, to ensure that your vote is counted at the annual meeting, please vote as promptly as possible.

By order of the board of directors,



Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 17, 2010
Fort Worth, Texas

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 29, 2010

Questions and Answers Regarding the Proxy Statement and Annual Meeting

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), Pier 1 Imports has elected to provide access to its proxy materials over the Internet or, upon your request, has delivered printed versions of these materials to you by mail. These materials are being provided in connection with Pier 1 Imports' solicitation of proxies for use at the annual meeting of shareholders, to be held on Tuesday, June 29, 2010 at 10:00 a.m. local time or at any adjournment or postponement thereof. Accordingly, Pier 1 Imports is sending a Notice of Internet Availability of Proxy Materials (the "Notice") on May 17, 2010 to Pier 1 Imports' shareholders entitled to notice of and to vote at the meeting.

All shareholders will have the ability to access the proxy materials on the web site referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Pier 1 Imports encourages shareholders to take advantage of the availability of the proxy materials on the Internet.

You are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement. The annual meeting will be held on the Mezzanine Level, in Conference Center Room C, of Pier 1 Imports' principal executive offices located at the address shown above.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View Pier 1 Imports' proxy materials for the annual meeting on the Internet; and
- Instruct Pier 1 Imports to send future proxy materials to you electronically by email.

Pier 1 Imports' proxy materials are also available on Pier 1 Imports' web site at *www.pier1.com/annualreport*.

If you previously elected to access your proxy materials over the Internet, you will not receive a Notice or printed proxy materials in the mail. Instead you have received an email with a link to the proxy materials and voting instructions.

Choosing to receive future proxy materials by email will save Pier 1 Imports the cost of printing and mailing documents to you thereby lowering the costs associated with the annual meeting. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting web site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Shareholders of Record: You may enroll in MLink℠ offered by Pier 1 Imports' transfer agent, Mellon Investor Services LLC, for online access to our future proxy statement and annual report materials and notice of Internet availability of proxy materials by going to *http://bnymellon.com/shareowner/isd* and logging into, or activating, your Investor ServiceDirect® account where step-by-step instructions will prompt you through the enrollment process.

Beneficial Owners: If you hold your shares in a brokerage account or with a bank or other holder of record, you also may have the opportunity to receive or access copies of these materials electronically. Please check the information provided in the proxy materials or the Notice mailed to you by your broker, bank or other holder of record regarding the availability of this service.

What is included in these materials?

These materials include:

- This proxy statement for the annual meeting; and
- Pier 1 Imports' Annual Report on Form 10-K for the year ended February 27, 2010, as filed with the SEC on April 28, 2010 (the "2010 Form 10-K").

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual meeting.

What will the shareholders vote on at the annual meeting?

The shareholders will be asked to vote on the following proposals:

- the election as directors of the five nominees named in this proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified (Proposal No. 1);
- a proposal to approve an amendment of the Pier 1 Imports, Inc. Stock Purchase Plan to authorize an additional 3,500,000 shares of Pier 1 Imports' common stock to the plan and to extend the term of the plan for five years (Proposal No. 2);
- a proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2011 (Proposal No. 3);
- a shareholder proposal, if properly presented at the meeting (Proposal No. 4); and
- any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

What are the board of directors' voting recommendations?

The board of directors recommends that you vote your shares:

- "FOR" each of the nominees to the board of directors (Proposal No. 1);
- "FOR" the amendment of the Pier 1 Imports, Inc. Stock Purchase Plan to authorize an additional 3,500,000 shares of Pier 1 Imports' common stock to the plan and to extend the term of the plan for five years (Proposal No. 2);
- "FOR" the proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2011 (Proposal No. 3); and
- "AGAINST" the shareholder proposal, if properly presented at the meeting (Proposal No. 4).

Who is entitled to vote at the annual meeting?

Holders of Pier 1 Imports' common stock at the close of business on April 30, 2010, are entitled to receive the Notice and the Notice of Annual Meeting of Shareholders and to vote their shares at the annual meeting. As of that date, there were 116,944,646 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pier 1 Imports' transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, the "shareholder of record." The Notice and the Notice of Annual Meeting of Shareholders have been sent directly to you by us.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of these shares. The Notice has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by following their instructions for voting on the Internet or by telephone, or by following their instructions to request a voting instruction form which can be completed and returned by mail.

How do I vote?

You may vote using any of the following methods:

- ***By Internet or telephone***

  If you are a shareholder of record, you will need the 11-digit Control Number included on the Notice to access the proxy statement and annual report. Follow the instructions in the Notice to vote your shares electronically on the Internet, or by calling the toll-free number referenced in the materials available on the Internet.

  If you are a beneficial owner of shares, you may vote your shares electronically on the Internet by following the instructions sent to you by your broker, bank or other holder of record, or by calling the toll-free number referenced in the materials available on the Internet.

- ***By mail***

  If you are a shareholder of record, request printed copies of the proxy statement and annual report, which will include a proxy card, from us by following the instructions on the Notice. If you are a beneficial owner of shares, follow the instructions from your broker, bank or other holder of record to request copies of the proxy statement and annual report, which will include a voting instruction form. Be sure to complete, sign and date the proxy card or voting instruction form and return it in the prepaid envelope.

- ***In person at the annual meeting***

  All shareholders of record may vote in person at the annual meeting. You can request a ballot at the meeting. You may also be represented by another person at the annual meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspector of election with your ballot to be able to vote at the annual meeting.

Internet and telephone voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on June 28, 2010. The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials provided to you by your broker, bank or other holder of record. If you vote on the Internet or by telephone, you do not have to return a proxy card or voting instruction form. If you are located outside the U.S. and Canada, please use the Internet or mail voting methods. Your vote is important. Your timely response can save us the expense of attempting to contact you again.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy prior to the completion of voting at the annual meeting by:

- written notice to our corporate secretary at 100 Pier 1 Place, Fort Worth, Texas 76102;
- timely delivery of a valid, later-dated proxy; or
- voting in person at the annual meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record. You may also vote in person at the annual meeting if you obtain a legal proxy as described in the answer to the previous question.

What shares are included in my proxy?

If you are a shareholder of record you will receive only one Notice for all the shares of Pier 1 Imports' common stock you hold:

- in certificate form
- in book-entry form
- in book-entry form purchased through the Pier 1 Imports, Inc. Direct Stock Purchase and Dividend Reinvestment Plan;

and if you are a Pier 1 Imports employee:

- in book-entry form granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan as a restricted stock award.

If you are a beneficial owner of shares, the voting instructions you receive from your broker, bank or other holder of record will show the shares of Pier 1 Imports' common stock held by them on your behalf.

What happens if I do not give specific voting instructions?

If you are a shareholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by the board of directors, or
- Sign and return a proxy card without giving specific instructions,

then the proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting. See the response to the question below captioned "Could other matters be decided at the annual meeting?"

If you are a beneficial owner of shares and do not provide your broker, bank or other holder of record with specific voting instructions, then under the rules of the New York Stock Exchange, they may only vote on matters for which they have discretionary power to vote. If your broker, bank or other holder of record does not receive instructions from you on how to vote your shares and they do not have discretion to vote on the matter, then the broker, bank or other holder of record will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares.

Who will count the vote?

Representatives of Pier 1 Imports' transfer agent, Mellon Investor Services LLC, will tabulate the votes and act as inspector of election.

Is there a list of shareholders entitled to vote at the annual meeting?

The names of shareholders of record entitled to vote at the annual meeting will be available at the annual meeting and for ten days prior to the meeting for any purpose germane to the meeting, between the hours of 8:30 a.m. and 5:00 p.m., local time, at our corporate headquarters at 100 Pier 1 Place, Fort Worth, Texas 76102, by contacting our corporate secretary at (817) 252-8000.

What constitutes a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, present in person or represented by proxy, is necessary to constitute a quorum.

How are abstentions and "broker non-votes" counted in determining the presence of a quorum?

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

What are the voting requirements to elect the directors and to approve each of the proposals discussed in this proxy statement?

PROPOSAL	VOTE REQUIRED	DISCRETIONARY VOTING ALLOWED?
No. 1 – Election of Directors	Affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors	No
No. 2 – Stock Purchase Plan Amendment	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	No
No. 3 – Ratification of Ernst & Young LLP	Affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	Yes
No. 4 – Shareholder Proposal	If the proposal is properly presented at the meeting, an affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the matter	No

If you are a beneficial owner of shares, your broker, bank or other holder of record is entitled to vote your shares on the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2011, even if they, as the holder of record, do not receive voting instructions from you. If you are a beneficial owner, your broker, bank or other holder of record is not entitled to vote on the election of directors, the approval of the amendment of the Pier 1 Imports, Inc. Stock Purchase Plan, or the shareholder proposal (if properly presented at the meeting), absent instructions from you. Without your voting instructions, a broker non-vote will occur on these proposals.

How are abstentions and "broker non-votes" counted in voting?

Election of Directors:

A "majority of the votes cast" means that the number of votes cast "FOR" a nominee for director exceeds the number of votes cast "AGAINST" the nominee. Abstentions and broker non-votes are not considered as votes cast.

Other Proposals:

An abstention will have the same effect as a vote "AGAINST" the matter. Broker non-votes will not be counted as a vote either "FOR" or "AGAINST" Proposal No. 2 (approval of an amendment of the Pier 1 Imports, Inc. Stock Purchase Plan) or Proposal No. 4 (the shareholder proposal, if the proposal is properly presented at the meeting).

Could other matters be decided at the annual meeting?

As of the date we began to deliver the Notice, we did not know of any matters to be raised at the annual meeting other than those referred to in this proxy statement.

If you are a shareholder of record and you voted your shares on the Internet or by telephone, or you have signed and returned a proxy card, and other matters are properly presented at the annual meeting for consideration, the proxies appointed by the board of directors (the persons named in your proxy card) will have the discretion to vote on those matters for you.

If you are a beneficial owner of shares and do not provide your broker, bank or other holder of record with specific voting instructions, then under the rules of the New York Stock Exchange, they may only vote on matters for which they have discretionary power to vote. If your broker, bank or other holder of record does not receive instructions from you on how to vote your shares and they do not have discretion to vote on the matter, then the broker, bank or other holder of record will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares.

Who will pay for the cost of this proxy solicitation?

We have hired Mellon Investor Services LLC to assist us in soliciting proxies. We will pay all costs associated with the solicitation, including Mellon's fees, which we expect to be approximately $9,500, plus all mailing and delivery expenses. In addition to solicitations by mail, our officers and employees may solicit proxies on behalf of Pier 1 Imports personally and by telephone or other means, for which they will receive no compensation beyond their normal compensation. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable out-of-pocket and clerical expenses.

Do I need an admission ticket to attend the annual meeting?

You will need an admission ticket or proof of stock ownership to enter the annual meeting. If you are a shareholder of record, your admission ticket is the Notice mailed (or sent electronically) to you or the admission ticket attached to your proxy card if you elected to receive a paper copy of the proxy materials. If you plan to attend the annual meeting, please bring it with you to the annual meeting.

If you are a beneficial owner of shares and you plan to attend the annual meeting, you must present proof of your ownership of Pier 1 Imports' common stock, such as a bank or brokerage account statement, to be admitted to the annual meeting.

Pier 1 Imports' corporate headquarters is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. To request either of these accommodations, please contact our Investor Relations Department on or before June 15, 2010. You may make your request by mail to Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102 or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting. If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Will the annual meeting be webcast?

Our annual meeting also will be webcast live on the date and time of the meeting. You are invited to visit *www.pier1.com* by linking through the "Investor Relations" page and then "Events" page at 10:00 a.m., local time, on June 29, 2010, to access the webcast of the annual meeting.

MATTERS RELATING TO CORPORATE GOVERNANCE, BOARD STRUCTURE, DIRECTOR COMPENSATION AND STOCK OWNERSHIP

Corporate Governance

The board of directors believes that good corporate governance is a prerequisite to achieving business success. Pier 1 Imports' board of directors has adopted written corporate governance guidelines, policies and procedures designed to strengthen Pier 1 Imports' corporate governance. Among other things, the guidelines contain standards for determining whether a director is independent, a code of business conduct and ethics applicable to all of Pier 1 Imports' directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer, and charters for each of the board of directors' committees. The nominating and corporate governance committee is responsible for overseeing and reviewing the guidelines at least annually, and recommending any proposed changes to the full board for its approval. The Pier 1 Imports, Inc. Corporate Governance Guidelines, Code of Business Conduct and Ethics, Ethics Compliance Policies and Procedures and charters for the audit, compensation, and nominating and corporate governance committees are available on Pier 1 Imports' web site at *www.pier1.com* at the Investor Relations – Corporate Governance link.

Board Leadership Structure

Pier 1 Imports' bylaws require that the directors elect annually from among themselves a chairman of the board. The bylaws, however, grant the board of directors discretion as to whether the chairman of the board is an employee or an officer of Pier 1 Imports. A non-officer, non-employee elected as chairman of the board is designated as the "non-executive" chairman of the board. Pier 1 Imports' corporate governance guidelines, policies and procedures contain general guidance that the positions of chairman of the board and chief executive officer should be held by separate individuals and that the chairman of the board should be a "non-executive." Provisions are made in the guidelines, policies and procedures for an independent lead director if the roles of chairman of the board and chief executive officer are combined.

During the fiscal year the chairman of the board and chief executive officer roles were held by separate individuals and the chairman of the board was a "non-executive" since he was neither an employee nor an officer of Pier 1 Imports. Currently, the chairman of the board is a non-executive. This structure of separate individuals holding these positions focuses board leadership and company leadership in separate and distinct individuals. Each leader can direct their respective group on the objectives at hand while at the same time developing and implementing strategic issues, financial issues and operational policies which affect the short- and long-term welfare of Pier 1 Imports.

Director Independence

It is Pier 1 Imports' policy that the board of directors will at all times consist of a majority of independent directors. In addition, all members of the audit committee, compensation committee, and nominating and corporate governance committee must be independent. To be considered independent, a director must satisfy both the subjective and objective independence requirements established by the New York Stock Exchange ("NYSE"). In assessing independence under the subjective test, the board of directors takes into account the standards in the objective tests, and reviews and discusses additional information provided by the directors and Pier 1 Imports with regard to each director's business and personal activities as they may relate to Pier 1 Imports and Pier 1 Imports' management. Based on the foregoing, as required by NYSE rules, the board of directors makes a subjective determination as to each independent director that no relationship exists with Pier 1 Imports which, in the opinion of the board of directors, is material. The board of directors has not established categorical standards or guidelines to make these subjective determinations. The board of directors will consider and apply all relevant facts and circumstances relating to a director in determining whether that director is independent.

On April 19, 2010, Robert B. Holland, III resigned from the board of directors. On April 26, 2010, the board of directors set the number of directors comprising the board at six. Based on the NYSE independence requirements, the board of directors has determined that five of the six current members of the board of directors are independent. They are directors Mrs. Katz, Ms. Smith and Messrs. Burgoyne, Ferrari and London. Pier 1 Imports' president and chief executive officer, Alexander W. Smith, is the sixth member of the board of directors. The board of directors' determination included Mr. Holland as independent during the time of his service as a director. On April 30, 2010, Mrs. Katz announced her decision to not stand for re-election. On May 5, 2010, the board of directors set the number of directors comprising the board at five for election at the annual meeting, and determined that the size of the whole board will thereafter consist of five directors, subject to change by the board of directors pursuant to the authority delegated to the board of directors pursuant to Pier 1 Imports' bylaws. Independence for the non-employee directors was considered under both the subjective and objective requirements of the NYSE. In other words, none of the non-employee directors was disqualified from independent status under the objective standard, and under the subjective standard each non-employee director was determined not to have a material relationship with Pier 1 Imports.

Meetings of Independent Directors without Management Present

The independent directors of Pier 1 Imports met without management present three times during the last fiscal year. The non-executive chairman of the board of directors presided over these meetings.

Procedures for Communicating with Directors

The board of directors has established a process by which shareholders and other interested parties can send communications to board members. Shareholders and other interested parties can send written communications to one or more members of Pier 1 Imports' board of directors, addressed to:

[Name of Board Member], Board of Directors
Pier 1 Imports, Inc.
c/o Corporate Secretary
100 Pier 1 Place
Fort Worth, Texas 76102

In addition, shareholders and other interested parties may communicate with the chairman of the audit committee, compensation committee, executive committee, or nominating and corporate governance committee by sending an email to *auditchair@pier1.com*, *compchair@pier1.com*, *executivechair@pier1.com*, or *corpgovchair@pier1.com*, respectively, as well as the independent directors as a group by sending an email to *independentdirectors@pier1.com*.

Communications are distributed to the board of directors or to the individual director or directors, as appropriate, depending on the subject matter and facts and circumstances outlined in the communication. Communications that are not related to the duties and responsibilities of the board of directors or committee will not be distributed, including spam, junkmail and mass mailings, product complaints, product inquiries, new product suggestions, résumés and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, Pier 1 Imports will not distribute unsuitable material to its directors, including material that is unduly hostile, threatening or illegal.

Director Nomination Process

Board Member Qualification Criteria

The board of directors has adopted *Board Member Qualification Criteria* which set out the attributes and qualifications considered by the nominating and corporate governance committee in evaluating nominees for director. The primary qualities and characteristics the committee looks for in nominees for director are:

- management and leadership experience;
- relevant knowledge and diversity of background and experience; and
- personal and professional ethics, integrity and professionalism.

The committee believes that the board of directors should be composed of individuals who have achieved a high level of distinction in business, education or public service. As a group, the board of directors should possess a diverse and broad range of skills, perspectives and experience relevant to Pier 1 Imports' business, such as:

- accounting and financial literacy;
- general knowledge of the retail industry;
- information technology experience;
- international business experience; and
- chief executive officer, chief financial officer or other senior management experience.

Although the *Board Member Qualification Criteria* do not contain a specific policy addressing diversity, the nominating and corporate governance committee considers whether each nominee complements and lends to a diverse and broad range of skills, perspectives and experience required of Pier 1 Imports' board of directors.

Internal Process for Identifying Candidates

Members of the nominating and corporate governance committee or other Pier 1 Imports' directors or executive officers may, from time to time, identify potential candidates for nomination for election to Pier 1 Imports' board of directors. The committee typically considers candidates for nomination to Pier 1 Imports' board of directors in March (the first month of the fiscal year) of each year. All proposed nominees, including candidates recommended for nomination by shareholders in accordance with the procedures described below, will be evaluated in light of Pier 1 Imports' Corporate Governance Guidelines, the *Board Member Qualification Criteria* and the projected needs of the board of directors at the time. The committee may retain a search firm to assist in identifying potential candidates for nomination to the board of directors. The search firm's responsibilities may include identifying and evaluating candidates believed to possess the qualities and characteristics set forth in the *Board Member Qualification Criteria*, as well as providing background information on potential nominees and interviewing and screening nominees if requested to do so by the committee.

Shareholder Recommendations for Directors

The nominating and corporate governance committee will consider candidates recommended by shareholders for nomination for election to Pier 1 Imports' board of directors. A shareholder who wishes to recommend a candidate for evaluation by the nominating and corporate governance committee for inclusion as a nominee for director at the 2011 annual meeting of shareholders should forward by certified or express mail the candidate's name, business or residence address, principal occupation or employment and a description of the candidate's qualifications to the Chairman of the Nominating and Corporate Governance Committee, in care of the corporate secretary, Pier 1 Imports, Inc., 100 Pier 1 Place, Fort Worth, Texas 76102. To be properly considered by the committee, Pier 1 Imports' corporate secretary must receive the recommendation and all required information no later than 5:00 p.m., local time, on January 17, 2011.

In order for a candidate recommended by a shareholder to be considered by the committee for inclusion as a nominee for director at the 2011 annual meeting of shareholders, the candidate must meet the *Board Member Qualification Criteria* described above and must consent to and be expressly interested and willing to serve as a Pier 1 Imports director. The committee will then consider the independence of the candidate and evaluate the candidate in light of Pier 1 Imports' Corporate Governance Guidelines described above. The corporate secretary will send properly submitted shareholder recommendations to the chairman of the committee. Individuals recommended to the committee by shareholders in accordance with these procedures will be evaluated by the committee in the same manner as individuals who are recommended through other means.

Shareholder Nominations at Annual Meeting

Pier 1 Imports' bylaws also permit a shareholder to propose a candidate at an annual meeting of shareholders who is not otherwise nominated for election by the board of directors through the process described above if the shareholder complies with the shareholder criteria, advance notice, shareholder and nominee information, consent and other provisions contained in the bylaws governing shareholder nominations of candidates for election to the board of directors. To comply with these provisions of our bylaws, a shareholder who wishes to nominate a director for election at the 2011 annual meeting of shareholders must provide Pier 1 Imports written notice in proper form accompanied by the requisite materials and information no earlier than March 1, 2011 and no later than March 31, 2011. You may contact Pier 1 Imports' corporate secretary to obtain the specific information that must be provided with the advance notice.

No shareholder nominated an individual for election to the board of directors at Pier 1 Imports' 2010 annual meeting of shareholders.

Committees of the Board of Directors and Risk Oversight

There are four standing committees of the board of directors. They are the audit committee, the compensation committee, the executive committee, and the nominating and corporate governance committee. A brief description of each committee's functions follows:

Audit Committee. The audit committee's purpose is to:

- assist the board of directors in fulfilling its responsibility to oversee:
  - ➢ the integrity of Pier 1 Imports' financial statements,
  - ➢ Pier 1 Imports' system of internal control,
  - ➢ Pier 1 Imports' compliance with legal and regulatory requirements,
  - ➢ Pier 1 Imports' independent registered public accounting firm's qualifications and independence, and
  - ➢ the performance of Pier 1 Imports' internal audit function and independent registered public accounting firm; and
- prepare the audit committee report that is included in this annual proxy statement; and
- discuss the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports.

As part of fulfilling its role in discussing the guidelines and policies governing the process by which risk assessment and management is undertaken by Pier 1 Imports, the audit committee receives periodic reports from Pier 1 Imports' management on Pier 1 Imports' assessment and management of identified risks. The audit committee updates the board of directors as needed on those risks. From time-to-time the entire board, another committee of the board or a specially designated committee of the board may assist the audit committee in its risk oversight responsibilities.

The board of directors has determined that each member of the audit committee is independent and is an audit committee financial expert, as defined by the SEC, and therefore has accounting or related financial management expertise and is financially literate within the meaning of NYSE listing standards.

Compensation Committee. The compensation committee's purpose is to:

- develop, review, approve and modify Pier 1 Imports' compensation philosophy as necessary to achieve Pier 1 Imports' overall business strategies and goals, attract and retain key executives, link compensation to organizational performance, and provide competitive compensation opportunities;
- discharge (except to the extent otherwise governed by an existing employment contract or other arrangement approved by the board of directors or compensation committee) the board of directors' responsibilities relating to compensation of Pier 1 Imports' non-employee directors, chief executive officer, executive officers, and other senior officers who report directly to Pier 1 Imports' chief executive officer;
- establish, oversee and administer (except to the extent delegated in a governing plan document or otherwise) the policies and plans that govern the components of the compensation of those individuals, including but not limited to, cash, equity, short- and long-term incentive, bonus, special or supplemental benefits, and perquisites; and
- receive a report from Pier 1 Imports' management regarding succession planning, development and retention of executive management talent to ensure leadership continuity and organizational strength to achieve Pier 1 Imports' business strategies and goals.

The compensation committee may retain outside compensation consulting firms to assist in the evaluation of executive officer and non-employee director compensation, and has the authority to obtain advice and assistance from internal or external legal, accounting and other consultants.

The compensation committee and board of directors believe that attracting, retaining and motivating Pier 1 Imports' employees, and particularly Pier 1 Imports' executive management, are essential to Pier 1 Imports' performance and enhancing shareholder value. The compensation committee will continue to administer and develop Pier 1 Imports' compensation programs in a manner designed to achieve these objectives. The compensation committee also believes that the total compensation opportunity provided for the executive officers must be evaluated against the compensation of comparable peer group companies as well as the broader labor market in the Dallas/Fort Worth area.

Base pay, short-term incentive and long-term incentive compensation recommendations for the executive officers are presented to the compensation committee at their meeting in March (the first month of the fiscal year) of each year. The presentation includes recommendations by Pier 1 Imports' chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all proposed awards to all eligible levels of management. That presentation may also include survey data from a peer group of retail companies for the compensation committee's consideration along with studies and recommendations from outside consultants. At the March meeting the compensation committee and board of directors also consider approval of the fiscal year compensation with a targeted effective date in April. Implementation of any equity grant or other incentive plan compensation for the year occurs after board of directors and compensation committee approval.

During fiscal 2010, the compensation committee retained Towers, Perrin, Forster & Crosby, Inc. (now known as Towers Watson & Co.) as its executive compensation consultant. In its role as executive compensation consultant, Towers Watson reports directly, and is accountable, to the compensation committee. For fiscal 2010, Towers Watson provided market data and recommendations to the compensation committee regarding short-term incentive and long-term incentive elements of total executive compensation and non-employee director compensation. The market data was from a peer group of specialty retailers, all of which were publicly traded at the time the market data was provided. Towers Watson also assisted Pier 1 Imports in fiscal 2010 with quantitative modeling of the Pier 1 Imports, Inc. Stock Purchase Plan. The fees paid to Towers Watson, including fees for these additional services, for the fiscal year were less than $120,000 and Towers Watson provided no other services to Pier 1 Imports during fiscal 2010.

In addition to the compensation committee consultant described above, Pier 1 Imports' management may, from time to time, retain an outside consultant for assistance and guidance in the formulation of new compensation programs and retirement plans and the modification of existing compensation programs and retirement plans. For fiscal 2010 Pier 1 Imports' management did not retain an outside consultant to determine or recommend the amount or form of executive or non-employee director compensation.

Executive Committee. The executive committee has the authority to manage Pier 1 Imports' business and affairs in the intervals between board of directors meetings. In doing so, the executive committee has all of the powers and authority of the full board in the management of Pier 1 Imports' business, except for powers or authority that may not be delegated to the executive committee as a matter of law or that are delegated by the board of directors to another committee. The non-executive chairman of the board is chairman of the executive committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for considering and making recommendations to the board of directors regarding nominees for election to the board of directors and the membership of the various board of directors committees. The nominating and corporate governance committee is also responsible for overseeing the Pier 1 Imports, Inc. Corporate Governance Guidelines described earlier in this proxy statement and other corporate governance matters.

Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders

In fiscal 2010, each director attended at least 90% of the total number of board of directors meetings and meetings of the board of directors standing committee or committees on which he or she served and which were held during the time of his or her service as a director and/or committee member. Although Pier 1 Imports has no formal policy on the matter, all directors are encouraged to attend Pier 1 Imports' annual meeting of shareholders. Last year, all directors attended Pier 1 Imports' annual meeting of shareholders. Committee memberships, the number of meetings of the full board and each standing committee, and each director's dates of service for fiscal 2010 are shown in the table below.

Name	Board of Directors	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
John H. Burgoyne					
03/01/2009 to 02/27/2010	Member		Chairman		
Michael R. Ferrari(1)					
03/01/2009 to 02/27/2010	Member	Member			Chairman
08/27/2009 to 02/27/2010	Non-Executive Chairman			Chairman	
Robert B. Holland, III					
03/01/2009 to 02/27/2010	Member		Member		
Karen W. Katz					
03/01/2009 to 02/27/2010	Member		Member	Member	
Terry E. London					
03/01/2009 to 02/27/2010	Member	Chairman			
10/09/2009 to 02/27/2010					Member
Alexander W. Smith					
03/01/2009 to 02/27/2010	Member			Member	
Cece Smith					
03/01/2009 to 02/27/2010	Member	Member			Member
Tom M. Thomas(2)					
03/01/2009 to 08/21/2009	Non-Executive Chairman			Chairman	Member
Number of Meetings in Fiscal 2010	11	12	9	0	4

(1) On August 27, 2009, the board of directors elected Mr. Ferrari to serve as the non-executive chairman of the board of directors. In addition, the board of directors reduced the number of directors comprising the board of directors from eight to seven.

(2) Mr. Thomas resigned from his positions as director and non-executive chairman of the board of directors on August 21, 2009.

Non-Employee Director Compensation for the Fiscal Year Ended February 27, 2010

Fees Paid to Directors

Directors who are Pier 1 Imports employees do not receive any compensation for their board activities. Non-employee directors receive an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman each receive an additional annual cash retainer of $25,000; the nominating and corporate governance committee chairman receives an additional annual cash retainer of $10,000; and the non-executive chairman of the board of directors receives an additional annual cash retainer of $75,000. The annual retainers for fiscal 2010 were paid on March 2, 2009. For fiscal 2010, non-employee directors did not receive stock option or restricted stock grants or meeting fees.

All of Pier 1 Imports' non-employee directors participate in Pier 1 Imports' Director Deferred Stock Unit Program as set forth in the Pier 1 Imports, Inc. 2006 Stock Incentive Plan and the Pier 1 Imports, Inc. 1999 Stock Plan. During fiscal 2010, the program provided an optional deferral of up to 100% of the annual cash retainer fees. Deferred director annual retainer fees (but not committee chair or chairman annual retainers) are matched 25% by Pier 1 Imports and the total deferred fees and matching contributions are converted into an equivalent value of deferred stock units ("DSU's") up to the 2006 Plan's maximum calendar year limit of 375,000 units per individual. Deferred fees plus matching contributions are converted to DSU's based on the closing price of Pier 1 Imports' common stock on the day the fees are paid. The DSU's are credited to an account maintained by Pier 1 Imports for each non-employee director. Each DSU is the economic equivalent of one share of Pier 1 Imports' common stock. Each DSU is eligible to receive dividends payable on Pier 1 Imports' common stock in additional DSU's equal to the dividend per share of common stock divided by the closing price of Pier 1 Imports' common stock on the dividend payable date. Pier 1 Imports discontinued its quarterly cash dividend on October 2, 2006. The DSU's are settled in shares of Pier 1 Imports' common stock within five business days after the person ceases to be a member of the board of directors, except that (i) the DSU's then credited to such director are subject to adjustment, both as to deferred stock units and cash fees, for the period of service as a director, and (ii) DSU's are paid in cash to the extent applicable plan limitations at such time preclude distributions of Pier 1 Imports' common stock.

Tom M. Thomas resigned as a director and as non-executive chairman of the board of directors on August 21, 2009. Michael R. Ferrari was elected as non-executive chairman of the board of directors on August 27, 2009. Given the service of more than a decade by Mr. Thomas to Pier 1 Imports, the board of directors on August 27, 2009 waived Pier 1 Imports' right to adjust the DSU's credited to Mr. Thomas with respect to cash fees and deferral units for the time period following Mr. Thomas' resignation through the end of the fiscal year.

Fiscal 2010 Non-Employee Director Compensation Table

The following table sets forth a summary of the compensation with respect to the fiscal year ended February 27, 2010 for services rendered in all capacities to Pier 1 Imports by its non-employee directors:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
John H. Burgoyne	$175,000	$3,750	$0	$0	$0	-	$178,750
Michael R. Ferrari	$197,912	$3,750	$0	$0	$0	$0	$201,662
Robert B. Holland, III	$150,000	$3,750	$0	$0	$0	-	$153,750
Karen W. Katz	$150,000	$3,750	$0	$0	$0	-	$153,750
Terry E. London	$175,000	$3,750	$0	$0	$0	-	$178,750
Cece Smith	$150,000	$3,750	$0	$0	$0	$0	$153,750
Tom M. Thomas (resigned August 21, 2009)	$225,000	$3,750	$0	$0	$0	$0	$228,750

(1) This column represents the amount of cash compensation earned in fiscal 2010 for board and committee service. As described in footnote 2 below, 10% of this cash compensation was deferred by each director. A pro rata non-executive chairman of the board annual cash retainer of $37,912 was paid to Mr. Ferrari on October 22, 2009.

(2) This column represents the dollar value of Pier 1 Imports' 25% match on director annual cash retainer fees (but not committee chair or chairman annual retainers) deferred by each director. This amount was converted to DSU's as shown in the table below. The dollar amount represents the grant date fair value of such DSU's granted in fiscal 2010 in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R) ("FASB ASC Topic 718"). The number of DSU's is calculated using the closing price of Pier 1 Imports' common stock on March 2, 2009, which was the date the fees were paid to each director. This closing price represents the grant date fair value of the DSU's.

(3) Perquisites and personal benefits aggregating less than $10,000 are not shown.

The following table shows fiscal 2010 DSU's for each non-employee director given his or her deferral percentage and Pier 1 Imports' match:

Name	Deferral %(a)	Fiscal Year 2010 Fees Deferred ($)	DSU's Converted from Deferred Fees (#)	DSU's Converted from 25% Company Match (#)	Dividends Deferred During Fiscal Year 2010 ($)	DSU's Converted from Deferred Dividends (#)	Aggregate DSU's Owned at Fiscal 2010 Year-End (#)
John H. Burgoyne	10%	$21,250	87,500	18,750	$0	0	193,179
Michael R. Ferrari	10%	$23,541	80,830	18,750	$0	0	175,054
Robert B. Holland, III	10%	$18,750	75,000	18,750	$0	0	146,284
Karen W. Katz	10%	$18,750	75,000	18,750	$0	0	184,795
Terry E. London	10%	$21,250	87,500	18,750	$0	0	156,691
Cece Smith	10%	$18,750	75,000	18,750	$0	0	146,284
Tom M. Thomas (resigned August 21, 2009)	10%	$26,250	112,500	18,750	$0	0	0(b)

(a) Given the unprecedented stock price decline experienced by Pierl Imports in late 2008 and early 2009, each non-employee director elected prior to December 31, 2008 to defer only 10% of his or her fiscal 2010 cash fees payable on March 2, 2009. If the historical deferral elections, which were as much as 100%, had remained in place for fiscal 2010, then given the stock price for March 2, 2009 stated below, those elections would have resulted in a depletion of shares available for grant under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan.

(b) Upon Mr. Thomas' resignation as a director on August 21, 2009, his 276,584.44 DSU's were exchanged for 276,584.44 shares of Pier 1 Imports' common stock and delivered to him within the time period described above under the caption "Fees Paid to Directors." The closing price of Pier 1 Imports' common stock on August 21, 2009 was $2.44.

The closing price of Pier 1 Imports' common stock was $0.20 on March 2, 2009, which was the date fiscal 2010 fees were paid to each director. The closing price of Pier 1 Imports' common stock was $4.57 on October 22, 2009, which was the date the pro rata non-executive chairman of the board annual cash retainer was paid to Mr. Ferrari. These closing prices were used to calculate the number of DSU's to be received for deferred director fees plus any Pier 1 Imports' match. These closing prices also represent the grant date fair value per share of each award in accordance with FASB ASC Topic 718.

Stock options outstanding for each non-employee director on February 27, 2010 are shown below:

Name		Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
John H. Burgoyne		06/23/2006	06/23/2016	$7.5500	6,000
		07/01/2005	07/01/2015	$14.2500	6,000
		06/28/2004	06/28/2014	$17.2500	6,000
		06/27/2003	06/27/2013	$20.3500	6,000
		06/28/2002	06/28/2012	$21.0000	6,000
		06/29/2001	06/29/2011	$11.5000	6,000
		06/23/2000	06/23/2010	$9.3125	6,000
	Total				42,000
Michael R. Ferrari		06/23/2006	06/23/2016	$7.5500	6,000
		07/01/2005	07/01/2015	$14.2500	6,000
		06/28/2004	06/28/2014	$17.2500	6,000
		06/27/2003	06/27/2013	$20.3500	6,000
		06/28/2002	06/28/2012	$21.0000	6,000
		06/29/2001	06/29/2011	$11.5000	6,000
		06/23/2000	06/23/2010	$9.3125	6,000
	Total				42,000
Robert B. Holland, III		N/A	N/A	N/A	N/A
Karen W. Katz		06/23/2006	06/23/2016	$7.5500	6,000
		07/01/2005	07/01/2015	$14.2500	6,000
		06/28/2004	06/28/2014	$17.2500	6,000
		06/27/2003	06/27/2013	$20.3500	6,000
		06/28/2002	06/28/2012	$21.0000	6,000
		06/29/2001	06/29/2011	$11.5000	6,000
		06/28/2001	06/28/2011	$11.1100	5,000
	Total				41,000
Terry E. London		06/23/2006	06/23/2016	$7.5500	6,000
		07/01/2005	07/01/2015	$14.2500	6,000
		06/28/2004	06/28/2014	$17.2500	6,000
		09/25/2003	09/25/2013	$19.4000	5,000
	Total				23,000
Cece Smith		N/A	N/A	N/A	N/A

As discussed, Mr. Thomas resigned as a director of Pier 1 Imports on August 21, 2009. At the time of his resignation, Mr. Thomas held unexercised stock option awards. Those awards, by their terms, expired 91 days after Mr. Thomas ceased to be a director. Each option award expired without being exercised by Mr. Thomas.

Security Ownership of Management

The following table indicates the ownership of Pier 1 Imports' common stock by each director and nominee, each executive officer named in the Summary Compensation Table below, and all directors and executive officers as a group, as of April 30, 2010, unless otherwise indicated below:

Name of Beneficial Owner	Common Shares Beneficially Owned(1)(2)	Percent of Class
Michael R. Benkel	39,000	*
John H. Burgoyne	273,824	*
Michael R. Ferrari	230,002	*
Gregory S. Humenesky	206,904	*
Karen W. Katz	239,622	*
Sharon M. Leite	108,526	*
Terry E. London	187,526	*
Alexander W. Smith	2,935,000	2.47%
Cece Smith	209,939	*
Charles H. Turner	788,909	*
All directors and executive officers as a group (13 individuals)(3)	5,692,474	4.70%

* Represents less than 1% of the outstanding shares of the class.

(1) The table includes shares that the person has the right to acquire within 60 days of April 30, 2010 upon the exercise of stock options granted pursuant to Pier 1 Imports' stock option plans: Mr. Benkel (7,500 shares); Mr. Burgoyne (42,000 shares, of which 6,000 shares expire June 23, 2010), Mr. Ferrari (42,000 shares, of which 6,000 shares expire June 23, 2010), Mr. Humenesky (122,500 shares), Mrs. Katz (41,000 shares), Ms. Leite (37,500 shares), Mr. London (23,000 shares), Mr. Smith (2,000,000 shares), Ms. Smith (0 shares), Mr. Turner (552,500 shares), and to all directors and executive officers as a group (3,152,500 shares).

(2) The table includes DSU's as of April 30, 2010 for Mr. Burgoyne (221,387 DSU's), Mr. Ferrari (185,102 DSU's), Mrs. Katz (198,622 DSU's), Mr. London (164,526 DSU's), and Ms. Smith (173,939 DSU's). The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock within five days after the director ceases to be a member of the board of directors, subject to adjustment, if any, as described above under the caption "Non-Employee Director Compensation for the Fiscal Year Ended February 27, 2010". A DSU is the economic equivalent of one share of Pier 1 Imports' common stock.

(3) Robert B. Holland, III resigned as a director on April 19, 2010. As of that date, Mr. Holland did not hold any unexercised stock option awards, and the balance in his DSU account, after adjustment for the period of service following his resignation, was 150,083, and he was the beneficial owner of 25,000 shares of Pier 1 Imports' common stock.

Security Ownership of Certain Beneficial Owners

The following table indicates the ownership by each person who is known by Pier 1 Imports as of April 30, 2010 to beneficially own more than 5% of Pier 1 Imports' common stock:

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class
Greek Investments, Inc. Harbour House Queen Street Grand Turk Turks and Caicos Islands	12,348,978(1)	10.68%

(1) This information was obtained from a Schedule 13G/A filed with the SEC on February 16, 2010 by Greek Investments, Inc., Jorge Constantino and Panayotis Constantino as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Pier 1 Imports' directors and executive officers, and persons who own more than 10% of a registered class of Pier 1 Imports' equity securities, to file with the SEC and the NYSE reports disclosing their ownership and changes in ownership of Pier 1 Imports' common stock or other equity securities. Pier 1 Imports' executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Pier 1 Imports with copies of all Section 16(a) forms they file. To Pier 1 Imports' knowledge, and based solely on a review of the furnished Section 16(a) forms, all Section 16(a) filing requirements applicable to Pier 1 Imports' executive officers, directors and greater than 10% beneficial owners during the last fiscal year were observed, except that Greek Investments, Inc. failed to file one Form 4 on a timely basis to report a total of seven transactions. Greek Investments, Inc. is a greater than 10% beneficial owner that, except for its share ownership, is not otherwise directly or indirectly affiliated with Pier 1 Imports.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION; CERTAIN RELATED PERSON TRANSACTIONS

Each director of Pier 1 Imports who served as a member of the compensation committee during the fiscal year ended February 27, 2010, is identified above under the caption "Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders". During fiscal 2010, there were no compensation committee interlocks or insider participation.

Related Person Transaction Policies and Procedures

Pier 1 Imports' board of directors has adopted as part of its Code of Business Conduct and Ethics a written Related Person Transaction Policies and Procedures which is administered by the nominating and corporate governance committee. Pier 1 Imports' Code of Business Conduct and Ethics is available on its web site at *www.pier1.com* under the heading Investor Relations - Corporate Governance. The policy applies to any transaction or series of transactions in which Pier 1 Imports is a participant, the amount involved exceeds $120,000 annually, and a related person has a direct or indirect material interest. The policy defines a "related person" as (a) any person who is or was (since the beginning of the last fiscal year for which Pier 1 Imports has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as director, (b) any greater than 5% beneficial owner of Pier 1 Imports' common stock, or (c) any immediate family member of any of the foregoing.

Transactions that fall within the policy ("interested transactions") will be reviewed by the committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the committee will decide whether or not to approve the interested transaction and will approve only those transactions that are in the best interest of Pier 1 Imports.

The policy provides that "certain interested transactions" are deemed to be pre-approved, even if the aggregate amount involved will exceed $120,000. Those interested transactions are: (a) employment of executive officers, (b) director compensation, (c) certain transactions with other companies if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the other company's total annual revenues, (d) certain charitable contributions by Pier 1 Imports if the aggregate amount involved does not exceed the lesser of $10,000 or 2% of the organization's total annual receipts, (e) transactions where all shareholders receive proportional benefits (e.g., dividends), (f) transactions involving competitive bids, (g) regulated transactions, and (h) certain banking-related services. In addition, the policy delegates to the chair of the nominating and corporate governance committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount involved is expected to be less than $250,000.

Transactions with Related Persons

During fiscal 2010, there were no transactions exceeding $120,000 in which Pier 1 Imports was a participant, or is to be a participant, and in which any related person had or will have a direct or indirect material interest.

Pier 1 Imports indemnifies its directors and its executive officers to the fullest extent permitted by law and has also entered into agreements with these individuals contractually obligating Pier 1 Imports to provide this indemnification to them.

ITEMS OF BUSINESS TO BE ACTED UPON AT THE MEETING

PROPOSAL NO. 1 – Election of Directors

The shareholders will vote to elect as directors the five nominees named below at the annual meeting of shareholders. Those elected will serve on the board of directors until the next annual meeting and until their successors are elected and qualified. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated each person listed below to stand for election. Although Pier 1 Imports does not anticipate that any of the nominees will be unable or unwilling to serve as a director, in the event that is the case, the board of directors may reduce its size or choose a substitute for that nominee.

In order to be elected, a nominee for director must receive the affirmative vote of a majority of the votes cast with respect to such nominee by the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. A "majority of the votes cast" means that the number of votes cast "FOR" a nominee exceeds the number of votes cast "AGAINST" the nominee. Abstentions and broker non-votes are not considered as votes cast.

The board of directors unanimously recommends a vote "FOR" the election of each of the following nominees as a director.

Nominees for Directors

As reflected in the section above captioned "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership," the primary qualities and characteristics nominees to the board of directors should possess are management and leadership experience; knowledge relevant to the business of Pier 1 Imports; diversity of background and experience; and personal and professional ethics, integrity and professionalism. All five of the nominees possess these attributes. The specific experiences, qualifications, attributes and skills of each individual which led to their nomination are included in the individual discussions below.

JOHN H. BURGOYNE

Mr. Burgoyne, age 68, is being nominated to his eleventh consecutive term on the board of directors. During fiscal 2010, Mr. Burgoyne served as the chairman of the compensation committee. He brings to the board executive-level management and leadership skills along with extensive knowledge and experience in international business operations, specifically in the areas of China and the Pacific Regions of Asia. Prior to his retirement in 2007, Mr. Burgoyne's career included serving as president of an international consulting firm, Burgoyne & Associates; serving as the general manager of IBM's Travel Industry Sector for the Asia Pacific Region, and as President and General Manager of IBM China Corp. In addition, Mr. Burgoyne serves his community in numerous volunteer leadership capacities, including serving as the volunteer fire chief for the Greenwood community in Parker County, Texas, where he has achieved recognized public safety and governmental experience on a local, state and national level.

MICHAEL R. FERRARI

Dr. Ferrari, age 70, is being nominated for his eleventh consecutive term on the board of directors. During fiscal 2010, Dr. Ferrari became the non-executive chairman of the board and served as chairman of the executive committee and nominating and corporate governance committee and as a member of the audit committee. An accomplished author and respected scholar, Dr. Ferrari holds a masters degree in sociology and a doctorate degree in business administration from Michigan State University. Having served on numerous community and corporate boards and in leadership and executive capacities in both the college and corporate arenas, Dr. Ferrari brings extensive budget management, strategic planning and integrated marketing experience to the board. As President of Ferrari & Associates LLC, his current consulting practice focuses on many critical business and organizational areas including executive search, executive coaching, board governance and dispute resolution. Dr. Ferrari has been named Chancellor Emeritus of Texas Christian University, where he previously served as Chancellor of the university and professor of management in the M.J. Neeley School of Business. Additionally, Dr. Ferrari previously served as President and professor of management at Drake University.

TERRY E. LONDON

Mr. London, age 60, is being nominated for his eighth consecutive term on the board of directors. During fiscal 2010, Mr. London served as the chairman of the audit committee and as a member of the nominating and corporate governance committee. A certified public accountant and president of the London Broadcasting Company, Inc., Mr. London provides the board with significant finance, accounting, media, and public company board knowledge and experience. He also possesses strong leadership skills obtained while serving as an officer in the U.S. Army Reserves. Earlier in his career, Mr. London served as president and chief executive officer, as well as chief financial and administrative officer of Gaylord Entertainment Company. Mr. London currently serves as a director of Johnson Outdoors, Inc. and TriArtisan Acquisition Corp. and previously served as a director for Bass Pro Shops, Inc. In his role as director on other boards, Mr. London has served as the chairman of the audit committee and member of the compensation committee.

ALEXANDER W. SMITH

Mr. Smith, age 57, has served on the board of directors since joining the Company as president and chief executive officer in February 2007. During fiscal 2010, Mr. Smith served as a member of the executive committee as well as a member of a special committee to address various corporate finance matters including the restructuring of Pier 1 Imports' convertible debt and leases. Mr. Smith has over 30 years of retail and international branding experience. Prior to joining the Company, Mr. Smith served as Group President of the TJX Companies, Inc. where he oversaw the operations and development of Home Goods, Marshalls, and TJ Maxx plus a number of corporate functions. He was instrumental in the development of the TK Maxx stores in Great Britain and ran its international operations. Currently, Mr. Smith also serves as a director of Papa John's International, Inc., where he serves as chairman of the compensation committee and as a member of the audit committee.

CECE SMITH

Ms. Smith, age 65, is being nominated for her fourth consecutive term on the board of directors. During fiscal 2010, Ms. Smith served as a member of the nominating and corporate governance and audit committees, as well as a member of a special committee to address various corporate finance matters including the restructuring of Pier 1 Imports' convertible debt and leases. A certified public accountant, Ms. Smith brings a wealth of retail, finance, and corporate governance knowledge and experience to the board. Prior to her retirement in September of 2007, Ms. Smith co-founded Phillips-Smith-Machens Venture Partners, a venture capital firm which invested in retail and consumer businesses. Prior to that, Ms. Smith served as the executive vice president of finance and administration for Pearl Health Services, the world's largest retail optical chain. Ms. Smith currently serves as a director of Brinker International, Inc. Previously, Ms. Smith has served as a director for numerous public retailers, including Michaels Stores, Inc., Cheap Tickets, Inc., Hot Topic, Inc., and BizMart, Inc. and as a director and chairman of the Federal Reserve Bank of Dallas. In her role as director on other boards, Ms. Smith has served on audit, compensation and nominating and governance committees and has chaired audit and compensation committees.

The board of directors unanimously recommends a vote "FOR" the election of each of the above-named nominees as a director.

PROPOSAL NO. 2 – Proposal to Approve an Amendment of the Pier 1 Imports, Inc. Stock Purchase Plan to Authorize an Additional 3,500,000 Shares of Pier 1 Imports' Common Stock to the Plan and to Extend the Term of the Plan for Five Years

The board of directors on March 26, 2010 unanimously approved an amendment of the Pier 1 Imports, Inc. Stock Purchase Plan, subject to shareholder approval, authorizing an additional 3,500,000 shares to the plan and extending the term of the plan for five years.

General

Pier 1 Imports established the Stock Purchase Plan to provide all eligible employees and non-employee directors an opportunity to acquire an ownership interest in Pier 1 Imports and, as a result, provide participants with a more direct concern about our welfare and align interest with our other shareholders. The plan provides a voluntary method of acquiring shares of Pier 1 Imports' common stock in convenient installments by payroll and other compensation deductions, supplemented by matching contributions from Pier 1 Imports.

The plan has been in effect since 1980. The plan is administered by the compensation committee. A restatement of the plan as amended was approved by our shareholders in 2008. As restated, the term of the plan was five years and the number of shares issuable under the plan was 2,541,025 shares. Pier 1 Imports' board of directors on January 22, 2009 approved a suspension of the primary operational aspects of the plan after the last occurrence in which participant contributions plus Pier 1 Imports' matching contributions could be used to purchase shares of common stock within the authorized amount. The suspension became effective March 28, 2009 and covered participant compensation deductions, Pier 1 Imports' matching contributions, enrollment of new participants and purchases of shares of Pier 1 Imports' common stock by the plan. Upon suspension the plan had 881,923 remaining authorized shares. Pier 1 Imports' board of directors on March 26, 2010 approved an amendment of the plan, subject to shareholder approval, authorizing an additional 3,500,000 shares to the plan and extending the term of the plan for five years. The plan is described below, and a copy of the amendment is attached to this proxy statement as Appendix A.

Eligibility

All of our employees who have attained the age of majority of their state or province of residence and have completed 60 days of employment with Pier 1 Imports, or one of our designated subsidiaries which has adopted the plan, are eligible to participate in the plan. At March 1, 2009, approximately 15,000 employees were eligible to participate in the plan, and 1,152 employees were participants in the plan. Members of our board of directors who are not employees are also eligible to participate in the plan.

Participant Accounts

Pier 1 Imports maintains an account in the name of each participant, deducts funds from each participant's pay as elected and authorized by the participant and pays monthly to the plan for each participant's account the deducted funds plus Pier 1 Imports' contribution on the participant's behalf. The plan allows Pier 1 Imports as the plan administrator to use the contributed funds to purchase shares of Pier 1 Imports' common stock either on the open market or directly from Pier 1 Imports. No open market purchase may be made at a price which is greater than the fair market value for our common stock on the date of purchase. Pier 1 Imports' compensation committee has determined that purchases of shares from our treasury will be based on an average of the NYSE closing prices for Pier 1 Imports' common stock on each Friday during the month. Shares purchased are allocated to the accounts of participants in proportion to the funds received from each respective account. The plan provides that Pier 1 Imports pay any broker's commissions or markups on open market purchases made by a broker.

Each participant acquires full and immediate beneficial ownership of all shares and fractional shares allocated to his or her account. All shares are registered in the name of the plan and remain registered in the plan's name until delivery of the shares to the participant pursuant to the plan. Shares of common stock held by the plan in a participant's account may not be sold, assigned, pledged or otherwise dealt with by the participant, and the participant may request that all of his or her shares be delivered to him or her at any time. Any sale, assignment, pledge or other transfer of shares held by the plan in a participant's account, however, will result in the automatic withdrawal of the participant from the plan. Upon termination of employment, the employee's participation in the plan will end and his or her shares will be distributed upon request or automatically at the same time as shares are distributed to participants as described in the following sentence. All shares in a participant's account, however, will be automatically distributed to the participant pursuant to the plan at least once each calendar year without affecting the participant's participation in the plan.

A participant's account is credited with all dividends, if any, paid on full and fractional shares held in his or her account. All cash dividends are reinvested under the plan in common stock.

Compensation Deductions and Our Contributions

A participant must specify the amount to be withheld from his or her compensation, with a minimum of $2.50 per week and a maximum of 20% of his or her compensation. The plan provides that non-employee directors may contribute to the plan all or a portion of their cash director fees. Subject to the plan's limitations, compensation deductions may be increased or decreased at any time by the participant. Pier 1 Imports will contribute to the plan an amount equal to 25% of each participant's compensation deduction. No directors participated in the plan during the last fiscal year.

Amendment or Termination of the Plan

The board of directors may amend, suspend or terminate the plan at any time. An amendment, suspension or termination will not result in the forfeiture of any funds contributed by a participant or Pier 1 Imports, or of any shares or fractional shares purchased for a participant, or of any dividends or other distributions with respect to such shares, that were effective before the effective date of the amendment, suspension or termination. Certain material amendments to the plan must be submitted to our shareholders for their approval.

U.S. Federal Income Tax Effects

The amount of Pier 1 Imports' contribution to the plan is treated as "earned income" to the participant, which is subject to federal income tax at ordinary rates. Assuming federal income tax withholding requirements are satisfied, Pier 1 Imports receives a deduction for participants' and Pier 1 Imports' contributions to participants' accounts.

Benefits Under the Plan

The following table shows for the persons and groups indicated, the amounts actually contributed in cash by the employee and Pier 1 Imports, and the number of shares purchased under the plan for their respective accounts during the fiscal year ended February 27, 2010.

Pier 1 Imports, Inc. Stock Purchase Plan(1)

Name and Position	Participant Cash Contributions	Pier 1 Imports Cash Contributions	Shares Purchased
Alexander W. Smith President and Chief Executive Officer	N/A	N/A	N/A
Charles H. Turner Executive Vice President and Chief Financial Officer	$ 3,538	$ 885	17,012
Michael R. Benkel Senior Vice President, Planning and Allocations	N/A	N/A	N/A
Gregory S. Humenesky Executive Vice President, Human Resources	N/A	N/A	N/A
Sharon M. Leite Executive Vice President, Stores	N/A	N/A	N/A
Executive Group(2)	$ 5,688	$ 1,422	27,349
Non-Executive Director Group(3)	N/A	N/A	N/A
Non-Executive Officer Employee Group	$70,481	$17,620	338,856

(1) As discussed above the primary operational aspects of the Pier 1 Imports, Inc. Stock Purchase Plan were suspended on March 28, 2009.

(2) Messrs. Smith, Benkel and Humenesky and Ms. Leite did not participate in the Pier 1 Imports, Inc. Stock Purchase Plan during fiscal 2010.

(3) The non-employee directors did not participate in the Pier 1 Imports, Inc. Stock Purchase Plan during fiscal 2010.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding Pier 1 Imports' equity compensation plans as of February 27, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by Shareholders			
Pier 1 Imports, Inc. 1989 Employee Stock Option Plan	294,000	$19.40	–
Pier 1 Imports, Inc. 1999 Stock Plan	4,885,250	$16.25	–
Pier 1 Imports, Inc. 2006 Stock Incentive Plan	2,006,975	$ 7.52	3,983,748(1)
Pier 1 Imports, Inc. Stock Purchase Plan	–	–	881,923
Equity compensation plans not approved by Shareholders(2)	2,000,000	$ 6.69	–
Total:	9,186,225	$12.36	4,865,671

(1) Represents shares available for grant under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. On March 1, 2010, 115,229 DSU's were granted under the plan. On April 19, 2010, 23,856 of such DSU's were returned to the plan as a result of Mr. Holland's resignation. As of April 30, 2010, the plan had 3,305,042 shares available for issuance.

(2) Equity compensation plans not approved by security holders represent the employment inducement stock option awards granted under Mr. Smith's February 19, 2007 employment agreement. Refer to note #8 to the Pier 1 Imports, Inc. consolidated financial statements in the 2010 Form 10-K, and the Compensation Discussion and Analysis and the Summary Compensation Table below for additional information regarding the material features of these stock option grants.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to approve the amendment of the Pier 1 Imports, Inc. Stock Purchase Plan to authorize an additional 3,500,000 shares of Pier 1 Imports' common stock to the plan and to extend the term of the plan for five years. Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "AGAINST" the proposal. Broker non-votes will not be considered entitled to vote on this proposal and will not be counted in determining the number of shares necessary for approval of the proposal. If the shareholders do not approve the amendment to the plan, the suspension of the existing plan will continue and the board of directors at their discretion may, pursuant to the terms and conditions of the existing plan, terminate the existing plan.

The board of directors unanimously recommends a vote "FOR" approval of the amendment of the Pier 1 Imports, Inc. Stock Purchase Plan to authorize an additional 3,500,000 shares of Pier 1 Imports' common stock to the plan and to extend the term of the plan for five years.

PROPOSAL NO. 3 – Proposal to Ratify the Audit Committee's Approval to Engage Ernst & Young LLP as Pier 1 Imports' Independent Registered Public Accounting Firm for Fiscal 2011

The audit committee has approved engaging Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2011. Ernst & Young served as Pier 1 Imports' independent registered public accounting firm for fiscal 2010 and has served in that capacity since fiscal 1996. Although approval or ratification of such engagement is not required, Pier 1 Imports is seeking the shareholders' ratification of the audit committee's approval to engage Ernst & Young because we believe that allowing shareholders to express their view on the matter is good corporate governance. SEC Rule 10A-3(b)2 requires that the audit committee "...must be directly responsible for the appointment...of any registered public accounting firm...." Since the audit committee must follow this requirement, the ratification is not binding on Pier 1 Imports. Any failure of the shareholders to ratify the audit committee's approval to engage Ernst & Young as Pier 1 Imports' independent registered public accounting firm would, however, be considered by the audit committee in determining whether to engage Ernst & Young.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to ratify the approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2011. Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "AGAINST" the proposal.

The board of directors unanimously recommends a vote "FOR" the ratification of the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2011.

Relationship with Independent Registered Public Accounting Firm

The audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. As described above, the audit committee has approved the engagement of Ernst & Young as Pier 1 Imports' independent registered public accounting firm for fiscal 2011.

The audit committee appointed Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2010 and the shareholders ratified the appointment at the annual meeting of the shareholders held on July 1, 2009. A representative of Ernst & Young is expected to be present at the annual meeting of shareholders and will be given the opportunity to make a statement if he or she so desires and to respond to appropriate questions from shareholders.

Independent Registered Public Accounting Firm Fees

The following table presents fees incurred for professional services rendered by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm, for fiscal years ended February 27, 2010 and February 28, 2009.

	February 27, 2010	February 28, 2009
Audit Fees(1)	$1,012,550	$1,153,650
Audit Related Fees(2)	$ 45,179	$ 0
Tax Fees(3)	$ 164,589	$ 62,773
All Other Fees(4)	$ 2,160	$ 1,981
Total Fees	$1,224,478	$1,218,404

(1) Includes fees for services related to the annual audit of the consolidated financial statements, required statutory audits, reviews of Pier 1 Imports' quarterly reports on Form 10-Q, the registered public accounting firm's report on Pier 1 Imports' internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002, and registration statements during the respective period.

(2) Includes fees for services related to the Pier 1 Imports, Inc. Stock Purchase Plan audit.

(3) Includes fees for services related to tax compliance, tax advice and tax planning.

(4) Includes fees for subscription to online research tool.

Pre-approval of Nonaudit Fees

The audit committee has adopted a policy that requires advance approval of all audit, audit related, tax and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related and tax services. Unless the specific service has been previously pre-approved with respect to a fiscal year, the audit committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The audit committee has delegated to the chairman of the audit committee authority to approve permitted services up to $50,000 per engagement provided that the chairman reports any pre-approval decisions to the committee at its next scheduled meeting.

AUDIT COMMITTEE REPORT

Each member of the audit committee is an independent director, pursuant to the independence requirements of the SEC and NYSE. In accordance with the committee's written charter, the committee assists the board of directors in overseeing the quality and integrity of Pier 1 Imports' accounting, auditing and financial reporting practices. In performing its oversight function, the committee reviewed and discussed Pier 1 Imports' audited consolidated financial statements as of and for the fiscal year ended February 27, 2010 with management and Pier 1 Imports' independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The committee also discussed with Pier 1 Imports' independent registered public accounting firm all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

The committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and Pier 1 Imports that might affect the firm's independence consistent with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. The committee also discussed with the registered public accounting firm any relationships that may have an impact on their objectivity and independence and satisfied ourselves that the registered public accounting firm is independent. The committee also considered whether the provision of non-audit services by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm for fiscal 2010, to Pier 1 Imports is compatible with maintaining Ernst & Young LLP's independence.

Based on the above-described review and discussions with management and the independent registered public accounting firm, the committee recommended to the board of directors that Pier 1 Imports' audited consolidated financial statements be included in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended February 27, 2010, for filing with the SEC.

AUDIT COMMITTEE

Terry E. London, Chairman
Michael R. Ferrari
Cece Smith

PROPOSAL NO. 4 – Shareholder Proposal

John C. Liu, Comptroller of the City of New York, as custodian and a trustee of various retirement and pension funds, has notified Pier 1 Imports that he intends to present the following proposal for consideration at the annual meeting. The address and stock ownership of each of the proponents will be furnished by Pier 1 Imports' Secretary to any person, orally or in writing as requested, promptly upon receipt of any oral or written request.

Mr. Liu has presented the proposal and supporting statement below, and we are presenting the proposal and supporting statement as they were submitted to us. While we take issue with a number of the statements contained in the proposal and the supporting statement, we have limited our response to the most important points and have not attempted to address all the statements with which we disagree. The proposal is substantially similar to the proposals that Mr. Liu's predecessor submitted for consideration at the last three annual meetings of Pier 1 Imports. On each prior occasion, the shareholders of Pier 1 Imports rejected and did not approve the substantially similar proposal.

If properly presented at the meeting, the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required for approval of the proposal. Abstentions will be counted as represented and entitled to vote on this proposal and will have the effect of a vote "AGAINST" the proposal. Broker non-votes will not be considered entitled to vote on this proposal and will not be counted in determining the number of shares necessary for approval of the proposal.

The board of directors unanimously recommends a vote "AGAINST" this proposal.

Shareholder Proposal:

Resolved: That the shareholders of Pier 1 Imports, Inc. (the "Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

Pier 1 Imports' Response

As noted above, the proposal is substantially the same as the proposals that Pier 1 Imports shareholders defeated at our annual meetings held on June 28, 2007, June 20, 2008 and July 1, 2009. The proposal requests that the board of directors implement a performance-based incentive plan for senior executives (covering both annual performance-based incentive and long-term compensation) using defined financial performance criteria that are benchmarked against peer companies. Under the proposal, annual performance-based incentive and long-term compensation would be payable only if Pier 1 Imports' performance were to exceed the peer group's mean or median performance with respect to the selected financial performance criteria. The Supporting Statement of the proposal, however, conflicts with the proposal by limiting the peer group's performance to a "median" performance with respect to the selected financial performance criteria.

In our opinion, the proposal continues to be unnecessary in light of Pier 1 Imports' current turnaround efforts, its successes and the general operating environment in which the company competes. Moreover, it duplicates certain elements of Pier 1 Imports' existing incentive compensation policies and practices. Pier 1 Imports' current incentive plans (annual and long-term) already utilize financial performance criteria that are tied to an improvement of Pier 1 Imports' financial performance. Although these plans do not condition awards on performance exceeding the mean or median of peer performance on the selected financial performance criteria, Pier 1 Imports nevertheless must surpass certain financial performance objectives before any annual performance-based incentive payments are made or long-term compensation has compensatory value to a senior executive. Pier 1 Imports believes that the tying of annual performance-based incentive payments and long-term compensation to the financial performance measures set forth in its executive compensation program will focus senior executives on building sustainable, long-term corporate value because Pier 1 Imports' financial performance actually would have to improve before the annual performance-based incentive payments are made or the long-term compensation has any compensatory value.

Further, Pier 1 Imports believes that its current incentive plans provide more stringent standards for performance-based incentive plans than those set forth in the proposal. Indeed, the proposal, as written, could permit Pier 1 Imports to reward its senior executives when its financial performance exceeds that of its peers but has not resulted in any improved financial performance by Pier 1 Imports. In other words, if Pier 1 Imports performs poorly, but less poorly relative to its peers, its senior executives could be entitled to incentive compensation, a result contrary to the contention in the supporting statement that the proposal "will focus senior executives on building sustainable long-term corporate value." If Pier 1 Imports were to base the awarding of annual performance-based incentive payments or other long-term compensation relative to the performance of companies that are losing value, the probability of such compensation being payable could be higher than when compared to the requirements of Pier 1 Imports' current executive compensation program that are specific to Pier 1 Imports.

Pier 1 Imports' short-term incentive plan for senior executives is administered by the board of directors' compensation committee, whose duties include establishing a performance measure and quantifying it for each year for the payment of cash incentive awards. For fiscal 2010, pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (which allows for cash performance awards in addition to stock based awards) the committee established a performance measure of adjusted consolidated operating cash earnings before interest, taxes, depreciation and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items, each as determined by the committee, or a subcommittee. Like prior years, we refer to this measure as the Profit Goal. For fiscal 2010, the committee established an annual performance-based incentive that allocated one-third of the total cash incentive award potential based on attainment of quarterly Profit Goals and two-thirds of the total cash incentive award potential based on attainment of an annual Profit Goal. The quarterly targets were based on projected company performance and were awarded on a "pass or fail" basis. The committee set quarterly Profit Goal target levels of negative $31,300,000 for the first quarter, negative $21,900,000 for the second quarter, negative $20,900,000 for the third quarter, and $25,100,000 for the fourth quarter, for a senior executive to receive 100% of his or her quarterly cash incentive award potential for each applicable quarter. For fiscal 2010, the committee set the annual Profit Goal target level of negative $49,000,000 based on projected company performance, for a senior executive to receive 100% of his or her annual cash incentive award component. An annual Profit Goal of $25,000,000 would result in the senior executive receiving 200% of his or her annual cash incentive award component. The Profit Goal targets and corresponding cash incentive award levels recommended by the committee were subsequently approved by the board of directors.

For fiscal 2010, Pier 1 Imports' long-term incentive plan for senior executives consisted of cash performance awards issued under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. Under the award, long-term incentives in the form of a cash award are payable if Pier 1 Imports attains the cumulative Profit Goal for fiscal years 2010, 2011 and 2012. Each year during the three-year period, a participant will earn one-third of the award if Pier 1 Imports attains the annual Profit Goal for the fiscal year. All awards under the long-term incentive are payable at the end of fiscal year 2012. The cash incentive award payable if Pier 1 Imports attains the cumulative Profit Goal is not dependent on the attainment of the annual Profit Goals.

Pier 1 Imports believes that long-term cash incentive awards provide an incentive opportunity that is competitive in the retail industry, effective as a retention tool, and supports Pier 1 Imports' overall objective of long-term company profitability. To remain competitive, given our turnaround efforts, Pier 1 Imports must also design its executive incentive package to ensure its ability to attract and retain a highly skilled and motivated executive team, which is critical to its future success and to maximizing shareholder value. Pier 1 Imports' executive pay, therefore, includes a healthy mix of annual cash incentive awards and long-term compensation components. Overall pay is heavily weighted toward incentive-based awards that are realized only when the established performance goals are achieved or exceeded. Using targets that are benchmarked to exceed peer group performance, however, is unrealistic given the turnaround environment in which Pier 1 Imports currently operates. Further, benchmarking the performance of a peer group of companies would be difficult given the size of the home furnishings industry, the fact that several businesses in that industry have failed and the fact that no single company competes directly in all aspects of Pier 1 Imports' business. In addition, in this economic environment, using benchmarked targets that are tied to peer group performance may result in the payment of incentive awards for performance unrelated to improved financial performance or stock value appreciation at Pier 1 Imports.

No senior executive or key management employee of Pier 1 Imports earned or received a performance cash incentive award for fiscal years 2004, 2005, 2006, 2007 and 2009 because the established performance goals for those years were not met. In order to remain competitive, our pay program must be motivational, realistically achievable and tied to improved performance at Pier 1 Imports. We do not believe that a compensation plan designed according to the proposal would fulfill these objectives. Pier 1 Imports remains committed to utilizing rigorous performance goals as a measure of executive compensation and benchmarking its mix of base salary, short-term incentives and long-term incentives as elements of total compensation to peer group studies and surveys. As reflected in the Compensation Discussion and Analysis below, the Pier 1 Imports' program as designed for fiscal 2010 was successful in moving Pier 1 Imports toward its goal of profitability.

It would be unwise at this time for Pier 1 Imports to choose to condition payment of incentives to senior executives and key management on meeting or exceeding performance standards based on defined financial performance criteria of other peers which bear no relation to Pier 1 Imports' turnaround efforts, the general operating environment and our focus on increasing profitability. Pier 1 Imports prefers to design and implement both realistic and achievable annual and long-term incentive plans for its senior executives and key management team. An incentive compensation program that could permit payments to senior executives in certain circumstances when Pier 1 Imports has performed below its own expectations would fall well short of the objectives embodied in Pier 1 Imports' existing program, which has proven to be effective in Pier 1 Imports' current turnaround efforts, the general operating environment and our focus on a return to profitability. We believe that the performance measures used by Pier 1 Imports are set at levels that embody a "pay-for-superior-performance" standard because the financial performance of Pier 1 Imports would have to improve before any annual performance-based incentives were paid or long-term compensation had any value.

The board of directors unanimously recommends a vote "AGAINST" this proposal.

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis below. Based on the review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in Pier 1 Imports' proxy statement.

COMPENSATION COMMITTEE
John H. Burgoyne, Chairman
Karen W. Katz

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis disclosure is to provide material information about Pier 1 Imports' compensation objectives and policies for its named executive officers for fiscal 2010 and to put into perspective the tabular disclosures and related narratives that follow it.

Compensation Policies, Principles, and Objectives

Pier 1 Imports has established business priorities as part of our ongoing strategy to return our business to profitability. Pier 1 Imports' success in effectively and efficiently executing these business priorities depends, in large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within Pier 1 Imports, particularly executive management, in the highly competitive retail environment is challenging, especially when coupled with our ongoing turnaround efforts. Accordingly, Pier 1 Imports' overall compensation philosophy is that our executive compensation plan should be structured to attract and retain highly skilled and motivated individuals who will lead Pier 1 Imports to successful performance that is consistent with shareholders' expectations. We accomplish this by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and which provide strong incentives for the long-term success and performance of Pier 1 Imports. Additionally, Pier 1 Imports provides both short-term and long-term incentives to our executives for the effective management of major functions, teamwork, and effective expense control. Success on these fronts leads to the overall success of Pier 1 Imports. Pier 1 Imports believes that as an executive's level of responsibility increases, a greater portion of that executive's potential total compensation should come from performance-based plans. This aligns management's interests with shareholders' interests as the executive's potential total compensation will only increase when Pier 1 Imports' performance improves.

Putting this philosophy into operation results in a total compensation package for Pier 1 Imports' executive officers that targets the 50th percentile of Pier 1 Imports' peer group when Pier 1 Imports achieves planned financial goals. Total compensation packages are designed to provide pay that targets the 75th percentile opportunity when Pier 1 Imports' results significantly exceed planned financial goals.

For fiscal 2010, Pier 1 Imports used a group of peer companies to benchmark short-term incentive and long-term incentive elements of total compensation and non-employee director compensation. That group included Bed Bath & Beyond Inc., Blockbuster Inc., Borders Group, Inc., Charming Shoppes, Inc., Cost Plus, Inc., Eddie Bauer Holdings, Inc., Jo-Ann Stores, Inc., Kirkland's, Inc., Liz Claiborne Inc., PetSmart, Inc., Restoration Hardware, Inc., Ross Stores, Inc., Stein Mart, Inc., Tuesday Morning Corporation, Williams-Sonoma, Inc., and Zale Corporation. Data for these companies was provided by Towers Watson & Co., the executive compensation consultant to the compensation committee.

Executive Compensation Components

In addition to base salary, short-term incentives, and long-term incentives, Pier 1 Imports' compensation program in fiscal 2010 included retirement plans and a renewal and extension of Mr. Smith's employment agreement, which is discussed separately below under the caption "Employment Agreements."

Base Salary – Pier 1 Imports designs base salary to (i) reflect an individual's experience, skills and level of responsibility, (ii) provide a fixed amount of compensation commensurate with market conditions for similar jobs, (iii) reflect an executive's individual performance and contribution, and (iv) aid in the retention of key personnel. The aspects of individual performance that may be considered in the determination of each executive's base salary include the individual's contribution to achieving operating goals, expense control and expense reduction, profitability, and performance as compared to planned results. In addition, the following factors may be considered when assessing the performance of each named executive officer: thought leadership (analysis, judgment, and financial acumen), results leadership (planning and execution), people leadership (influence and execution), and personal leadership (the ability to trust, adapt and learn). In fiscal 2010, however, Pier 1 Imports management, through its human resources compensation group and Pier 1 Imports' chief executive officer, recommended to the compensation committee no base pay increase for Pier 1 Imports' named executive officers at the beginning of the fiscal year. The compensation committee agreed to support management's recommendation and approved no increases in base pay.

Short-term Incentives – Pier 1 Imports designs short-term incentive cash awards to motivate executives to achieve superior quarterly and annual financial performance for Pier 1 Imports and to reward an executive's contribution to achieving that financial performance. During fiscal 2010, Pier 1 Imports' short-term incentive plan for its executives used a performance measure of adjusted consolidated operating cash earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items, each as determined by the compensation committee, or a subcommittee. For discussion purposes we refer to this measure as the Profit Goal. This performance measure was selected as the underlying financial measure because it focuses on factors that an individual participant's actions can affect. In addition, the Profit Goal is a better measure of core operating performance because it eliminates the effects of financing and tax decisions as well as unusual charges and more closely reflects cash being generated by Pier 1 Imports' ongoing core operations. The offering of a short-term incentive plan maintains Pier 1 Imports in a competitive position in the marketplace because meeting quarterly and annual financial goals are tied to the long-term success of Pier 1 Imports. Also, designing the short-term incentive Profit Goal specifically around Pier 1 Imports' improved financial performance reinforces Pier 1 Imports' turnaround strategy thereby leading, as reflected below, to profitability over time.

The following important factors went into developing the short-term incentive plan for fiscal 2010:

- The plan was designed to reinforce the financial turnaround efforts of Pier 1 Imports, and focus management on making the organization more efficient in every way;
- The plan was designed to reward quarterly performance as well as annual performance;
- The plan was designed to reward a meaningful increase in the Profit Goal, on a year-over-year basis, before a cash incentive award is paid; and
- The plan design allowed incentive targets for executive officers to vary by individual after consideration of relevant market and peer group compensation information, individual job responsibilities and other relevant information as appropriate given the needs of the business.

These factors were discussed with the compensation committee and, as a result, the compensation committee and board of directors approved the plan and set quarterly and annual Profit Goal target levels for fiscal 2010. The quarterly Profit Goals for fiscal 2010 were set at negative $31,300,000 for the first quarter, negative $21,900,000 for the second quarter, negative $20,900,000 for the third quarter, and $25,100,000 for the fourth quarter. The annual Profit Goal for fiscal 2010 was set at negative $49,000,000. This goal represented significant progress in returning Pier 1 Imports to profitability given the comparable annual Profit Goal measure achieved in fiscal 2009 of negative $60,000,000.

The quarterly component of the plan would pay 100% of an individual's quarterly cash incentive award potential upon attainment of the Profit Goal for the applicable quarter. The annual component of the plan would pay 100% of an individual's annual cash incentive award potential at a Profit Goal of negative $49,000,000, and a maximum of 200% of an individual's annual cash incentive award potential at a Profit Goal of $25,000,000. A participant's cash incentive award potential for fiscal 2010 was expressed as a percentage of the participant's base salary.

In fiscal 2010, the quarterly incentive potential was 11.25% of annual base salary for Pier 1 Imports' chief executive officer and 8.75% of annual base salary for the other named executive officers, except Mr. Benkel whose quarterly incentive potential was 6.25% of his annual base salary. The annual component in fiscal 2010 was 45% of annual base salary for Pier 1 Imports' chief executive officer and 35% of annual base salary for the other named executive officers, except Mr. Benkel whose annual component was 25% of his annual base salary. The plan required participants to be employed with Pier 1 Imports at the end of each respective quarter and year-end to receive a cash incentive award, if any, for that performance period. The plan allows Pier 1 Imports' chief executive officer to reduce the cash award of a participant as a result of individual performance. Pier 1 Imports believes that these target percentage levels were competitive when compared to Pier 1 Imports' peer group as identified at the beginning of the fiscal year.

The actual quarterly Profit Goals for fiscal 2010 were calculated as negative $13,700,000 for the first quarter, negative $6,100,000 for the second quarter, $9,500,000 for the third quarter, and $42,200,000 for the fourth quarter. The calculated quarterly Profit Goals resulted in participants earning 100% of their quarterly cash incentive awards. The actual annual Profit Goal for fiscal 2010 was calculated as $31,900,000 and the short-term incentive plan achieved its desired effect of turning Pier 1 Imports toward profitability. The calculated annual Profit Goal resulted in participants earning 200% of their annual cash incentive award. The quarterly and annual cash incentive awards had a combined effect equal to 150% of the participant's cash incentive award potential. In addition, the compensation committee on March 26, 2010 awarded each named executive officer a discretionary bonus for their contributions in Pier 1 Imports' exceeding the fiscal 2010 financial expectations. Those discretionary bonus amounts are shown in the Summary Compensation Table below.

Long-term Incentives – Pier 1 Imports designs its long-term incentive awards to support Pier 1 Imports' overall objectives of long-term company profitability, competitiveness in the retail industry, and retention of executives. Pier 1 Imports' long-term incentive plan for fiscal 2010 was comprised of cash performance awards based on three fiscal year individual and cumulative Profit Goal targets. Pier 1 Imports believes that the design of this cash performance award provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool.

During fiscal 2010 for each named executive officer, other than the chief executive officer, Pier 1 Imports established a long-term incentive cash award payable if each annual Profit Goal and the cumulative Profit Goal for fiscal years 2010, 2011 and 2012 are met. Each year during the three-year period, a participant will earn one-third of the award if Pier 1 Imports attains the annual Profit Goal for the fiscal year. All awards earned under the long-term incentive are payable at the end of fiscal year 2012 provided the participant is employed on such date. The cash incentive award payable if Pier 1 Imports attains the cumulative Profit Goal is not dependent on the attainment of the annual Profit Goals. The long-term cash incentive award potential of an eligible named executive officer was 50% of his or her fiscal 2010 annual base salary if the cumulative three-year Profit Goal were reached, other than Mr. Turner whose award potential was approximately 55%. As noted above, the Profit Goal for fiscal 2010 was met and each participant earned one-third of the award, payable at the end of fiscal year 2012 if the participant is employed at that time. The plan allows Pier 1 Imports' chief executive officer to reduce the cash award of a participant as a result of individual performance.

Pier 1 Imports' chief executive officer, Mr. Smith, did not participate in the fiscal 2010 long-term incentive cash award given his employment inducement stock option award described below which is based on Pier 1 Imports' performance for fiscal 2010.

Retirement and Other Plans – Pier 1 Imports offers a supplemental retirement plan which is designed to provide certain executives with post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives. The plan is discussed and described below under the caption "Pension Benefits Table for the Fiscal Year Ended February 27, 2010."

Pier 1 Imports also offers a non-qualified deferred compensation plan known as the Pier 1 Benefit Restoration Plan II to its executives and key members of management. This plan is also designed to provide post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives and key members of management. The plan is described and discussed below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 27, 2010."

Employment Agreements – From time to time, Pier 1 Imports utilizes employment agreements to create continuity of an executive's services and to mitigate the executive's risk of involuntary termination (other than for cause) or the executive's voluntary termination based on a good reason, both events as defined in the agreement.

Mr. Smith and Pier 1 Imports have entered into an employment agreement for Mr. Smith's employment as Pier 1 Imports' president and chief executive officer. The initial term of the employment agreement was for three years, beginning February 19, 2007 and expiring on February 27, 2010. On December 15, 2009, Mr. Smith and Pier 1 Imports entered into a renewal and extension of the employment agreement effective February 28, 2010, the first day of fiscal 2011. The term of the employment agreement is for three fiscal years ending on March 2, 2013, and is renewable one fiscal year at a time unless Pier 1 Imports or Mr. Smith gives notice of non-renewal at least 60 days prior to the term expiration.

Pursuant to the renewal and extension, Mr. Smith continues his base salary of $1,050,000 per year, which amount may be adjusted from time-to-time by the compensation committee. He also is eligible to participate in Pier 1 Imports' short-term and long-term incentive cash awards during the renewal term.

Pursuant to Mr. Smith's initial employment agreement, Mr. Smith was granted two stock options ("Option 1" and "Option 2," and, collectively, the "Options"), to purchase an aggregate of 3,000,000 shares of Pier 1 Imports' common stock at a price of $6.69 per share. The Options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by Pier 1 Imports. Option 1 for 1,000,000 shares was time-based, vested in full on February 19, 2008 and expires February 19, 2017 if not exercised.

Option 2 for 2,000,000 shares was performance-based and vested up to 1,000,000 shares in fiscal 2009 and fiscal 2010, respectively, upon Pier 1 Imports meeting adjusted consolidated operating cash earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items ("EBITDA") for fiscal 2009 and fiscal 2010. For purposes of the discussion below, we refer to this performance measure as the "EBITDA Target." The EBITDA Target for fiscal 2009 was established by the board of directors and was the same measure as the Profit Goal for Pier 1 Imports' short-term incentive plan for fiscal 2009 of $40,000,000. In conjunction with establishing the short-term incentive plan and performance measures for fiscal 2009, the board of directors in March of 2008 authorized an amendment to Mr. Smith's employment and option agreements whereby Option 2 could have vested up to 1,000,000 shares based upon achieving a percentage of the fiscal 2009 EBITDA Target as follows:

100% of the 2009 EBITDA Target – 1,000,000 shares;
96% of the 2009 EBITDA Target – 900,000 shares;
92% of the 2009 EBITDA Target – 800,000 shares;
88% of the 2009 EBITDA Target – 700,000 shares;
84% of the 2009 EBITDA Target – 600,000 shares; and
80% of the 2009 EBITDA Target – 500,000 shares.

The threshold level of the EBITDA Target for fiscal 2009 was not achieved; therefore, none of the 1,000,000 shares vested at the end of fiscal 2009.

The EBITDA Target for fiscal 2010 was established by the board of directors and was the same measure as the Profit Goal for the annual short-term incentive plan for fiscal 2010 of negative $49,000,000, which goal represented significant progress in returning Pier 1 Imports to profitability given the comparable annual Profit Goal measure achieved in fiscal 2009 of negative $60,000,000. Option 2 could vest up to 1,000,000 shares based upon achieving a percentage of the EBITDA Target for fiscal 2010 as follows:

100% of the 2010 EBITDA Target – 1,000,000 shares;
98% of the 2010 EBITDA Target – 900,000 shares;
96% of the 2010 EBITDA Target – 800,000 shares;
94% of the 2010 EBITDA Target – 700,000 shares;
92% of the 2010 EBITDA Target – 600,000 shares; and
90% of the 2010 EBITDA Target – 500,000 shares.

The actual EBITDA for fiscal 2010 was calculated at $31,900,000 and the remaining 1,000,000 shares vested upon the filing of the 2010 Form 10-K. The 1,000,000 vested options have an exercise price of $6.69 per share and expire on February 19, 2017, if not exercised.

Mr. Smith's initial employment agreement states that if Pier 1 Imports' aggregate EBITDA for fiscal years 2009 and 2010 equal or exceed the sum of the fiscal 2009 EBITDA Target plus the fiscal 2010 EBITDA Target, then the Option 2 shares that did not vest at the end of fiscal 2009 could be earned and vest at the end of fiscal 2010. The aggregate fiscal 2009 and fiscal 2010 EBITDA amounts were not greater than the sum of the EBITDA Targets for fiscal years 2009 and 2010; therefore, the 1,000,000 Option 2 shares that did not vest at the end of fiscal 2009 were forfeited.

Pursuant to the renewal and extension of Mr. Smith's employment agreement, Mr. Smith received a grant of 375,000 shares of restricted stock on December 18, 2009, under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan, which will vest one-third per year on the first three anniversaries of the grant date, provided Mr. Smith is employed on such dates. Additional grants of 375,000 shares of restricted stock are to be made to Mr. Smith on February 28, 2010, February 27, 2011 and February 26, 2012, provided Mr. Smith is employed on such dates. The additional restricted stock grants will vest as follows: (i) one-half of the 375,000 shares of restricted stock will vest one-third per year on the last day of the fiscal year in which the grant occurred and on the last day of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year; and (ii) the other one-half of the 375,000 shares of restricted stock will vest one-third upon Pier 1 Imports satisfying the adjusted consolidated EBITDA target established by the compensation committee for the fiscal year in which the grant occurred and will vest one-third for each of the following two fiscal years upon Pier 1 Imports satisfying the adjusted consolidated EBITDA target established by the compensation committee for the respective fiscal year, provided that vesting for each fiscal year is conditioned upon Mr. Smith being employed on the last day of each such fiscal year. If an adjusted consolidated EBITDA target for a particular fiscal year is partially met, then the number of shares that could vest is adjusted as follows (with interpolation between the target levels):

100% of the EBITDA Target – 62,500 shares;
96% of the EBITDA Target – 56,250 shares;
92% of the EBITDA Target – 50,000 shares;
88% of the EBITDA Target – 43,750 shares;
84% of the EBITDA Target – 37,500 shares; and
80% of the EBITDA Target – 31,250 shares.

Over each three-year performance (vesting) period, if the adjusted consolidated EBITDA targets are not satisfied in any fiscal year, those shares that do not vest may still vest if the sum of consecutive years' adjusted consolidated EBITDA equals or exceeds the sum of the individual consecutive fiscal year adjusted consolidated EBITDA targets.

The employment agreement as renewed and extended continues the following terms from the initial employment agreement:

- Non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment; and
- In the event that the total payments and benefits received by Mr. Smith or to be received by Mr. Smith in connection with a change in control of Pier 1 Imports or in connection with Mr. Smith's termination of employment in respect of such a change in control, whether pursuant to the terms of his employment agreement or any other plan, arrangement or agreement with Pier 1 Imports ("Total Payments"), would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Pier 1 Imports is obligated to pay to Mr. Smith an additional amount (the "Gross-Up Payment") such that after payment by Mr. Smith of all taxes (including any excise tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, Mr. Smith retains from the Gross-Up Payment an amount equal to the excise tax imposed upon the Total Payments. The Total Payments subject to the excise tax will be any payments that are "excess parachute payments," within the meaning of Section 280G(b)(l) of the Internal Revenue Code.

Mr. Smith's initial employment agreement and his renewed and extended employment agreement specifically exclude a change in control of Pier 1 Imports as grounds by either Pier 1 Imports or Mr. Smith to terminate either agreement, and a change in control of Pier 1 Imports does not constitute a "Good Reason" under either agreement. However, under the Pier 1 Imports, Inc. Supplemental Retirement Plan, as disclosed in the table below under the caption "Potential Payments upon Termination or Change in Control," Mr. Smith would be entitled to receive the present value of the lump-sum amount of the actuarial equivalent of his benefits assuming that Mr. Smith is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), within 24 months of a change in control (as defined in the plan) of Pier 1 Imports. Had Mr. Smith's employment terminated on February 27, 2010, Mr. Smith would not, however, have been entitled to receive a Gross-Up Payment.

Under Mr. Smith's employment agreement as renewed and extended, should Mr. Smith's employment be terminated by Pier 1 Imports without Cause or by Mr. Smith with Good Reason (as such terms are defined in the agreement), then any and all of Mr. Smith's outstanding restricted stock that has been granted and has not vested will vest. In addition, Mr. Smith will be paid the greater of (1) his compensation and benefits through the end of the then-existing employment agreement term; plus an amount equal to the higher of (i) the last annual cash bonus paid to Mr. Smith or (ii) the average of the last three annual cash bonuses paid to Mr. Smith; plus any and all long-term incentive cash award bonuses which have been earned but not paid because the entire performance period has not ended, or (2) a severance amount equal to one full year of Mr. Smith's then-existing base salary, and any and all long-term incentive cash award bonuses which have been earned but not paid because the entire performance period has not ended. Upon the non-renewal of the employment agreement by Pier 1 Imports, Mr. Smith will be paid the amount stated in (2) above, and any and all of Mr. Smith's outstanding restricted stock that has been granted and has not vested will vest.

Compensation Determinations and Role of Executive Officers

Base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers were presented to the compensation committee at their meeting in March of 2009. The presentation included recommendations of Pier 1 Imports' chief executive officer and human resources compensation group on those elements of compensation, plus recommended plan design changes, if any, and a summary of all short- and long-term incentive awards to eligible levels of management. From time to time, these types of presentations may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from independent outside consultants. Generally, the compensation committee approves the fiscal year compensation in March of each year with an effective date in April. Implementation of short- and long-term incentive compensation for the year occurs after compensation committee and board of directors approval.

Pier 1 Imports' Policy on Share Ownership

The Pier 1 Imports' board of directors has adopted voluntary stock ownership guidelines for its non-employee directors. These guidelines state that the board of directors believes that each non-employee director should acquire ownership of 50,000 or more shares of Pier 1 Imports' common stock within five years of becoming a director. Shares counted toward ownership include shares beneficially owned directly or indirectly and DSU's credited to the non-employee director. Pier 1 Imports' board of directors, upon the recommendation of the compensation committee, has approved, beginning with fiscal 2011, stock ownership guidelines for its executive officers.

Pier 1 Imports has a written insider trading policy that among other things prohibits directors, officers and employees from selling short a Pier 1 Imports security, or trading in options on a Pier 1 Imports security, including calls and puts.

Pier 1 Imports' Policy on Section 162(m)

Pier 1 Imports considers the effect of limitations on deductibility of compensation for federal income tax purposes. Section 162(m) of the Internal Revenue Code generally denies public companies like Pier 1 Imports a federal income tax deduction for compensation paid to the chief executive officer or any of the three other most highly compensated officers (not including the principal financial officer) that exceeds $1,000,000 for each such officer during the tax year. Qualifying performance-based compensation paid pursuant to plans approved by shareholders is not subject to this deduction limitation. Pier 1 Imports attempts to preserve the federal tax deductibility of compensation to the extent reasonably practicable when doing so is consistent with the executive compensation objective and goals mentioned above. While Pier 1 Imports is aware of and understands the requirements of Section 162(m), it does not believe that compensation decisions should be based solely upon the amount of compensation that is deductible for federal income tax purposes. Pier 1 Imports may approve elements of compensation for certain officers that are not fully deductible by Pier 1 Imports. For fiscal 2010, the only officer who received compensation that was not fully deductible was Mr. Smith.

Compensation Risk

Although the majority of potential compensation provided to our executive officers is performance-based, we do not believe that Pier 1 Imports' compensation policies, principles, objectives and practices are structured to promote inappropriate risk taking by our executives. We believe that the focus of Pier 1 Imports' overall compensation program encourages management to take a balanced approach that focuses on returning the company to profitability.

Summary Compensation Table for the Fiscal Years Ended February 27, 2010, February 28, 2009 and March 1, 2008

The following table sets forth a summary of the compensation in the past three fiscal years for services rendered in all capacities to Pier 1 Imports and its subsidiaries by the chief executive officer, chief financial officer and the three other most highly compensated executive officers.

Name & Principal Position	Fiscal Year	Salary(3) ($)	Bonus(4) ($)	Stock Awards(5) ($)	Option Awards(6) ($)	Non-Equity Incentive Plan Compensation(7) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(8) ($)	All Other Compensation(9) ($)	Total ($)
Alexander W. Smith	2010	$1,050,000	$42,525	$4,359,375(1)	$328,800	$1,417,500	$764,759	$38,966	$8,001,925
President and	2009	$1,049,039	$0	N/A	N/A	$0	$681,873	$6,996	$1,737,908
Chief Executive Officer	2008	$1,000,000	$750,000	N/A	N/A	$0	$2,518,685	$637,144	$4,905,829
Charles H. Turner	2010	$460,000	$14,490	N/A	N/A	$568,000	$347,281	$6,112	$1,395,883
Executive Vice President	2009	$459,423	$0	$117,750	$156,375	$0	$654,707	$22,138	$1,410,393
and Chief Financial Officer	2008	$425,231	$0	$93,240	$199,950	$387,000	$385,998	$65,920	$1,557,339
Michael R. Benkel(2) Senior Vice President, Planning and Allocations	2010	$300,000	$6,750	N/A	N/A	$275,000	$0	$224,795	$806,545
Gregory S. Humenesky	2010	$330,000	$10,395	N/A	N/A	$401,500	$104,083	$7,350	$853,328
Executive Vice President,	2009	$329,423	$0	$111,750	$156,375	$0	$68,365	$9,300	$675,213
Human Resources	2008	$296,923	$0	$93,240	$199,950	$270,000	$12,034	$28,252	$900,399
Sharon M. Leite(2)	2010	$330,000	$10,395	N/A	N/A	$398,613	$0	$86,985	$825,993
Executive Vice President, Stores	2009	$329,423	$0	$111,750	$156,375	$0	N/A	$24,066	$621,614

(1) Pursuant to the renewal and extension of Mr. Smith's employment agreement, he received a grant of 375,000 shares of time-based restricted stock on December 18, 2009. Additional grants of 375,000 shares of restricted stock are to be made to Mr. Smith on each of February 28, 2010, February 27, 2011 and February 26, 2012, provided Mr. Smith is employed on such dates. One-half of each of the additional grants will be time-based and the other half will be performance-based. In accordance with FASB ASC Topic 718, all 937,500 shares of the time-based restricted stock granted and to be granted pursuant to the renewed and extended employment agreement have a grant date for accounting purposes as of the date of the agreement of December 15, 2009, which is also the service inception date, and the aggregate grant date fair value of these awards has been included in the table above. Fair value is calculated using the closing price of Pier 1 Imports' common stock on the grant date. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer.

As of February 27, 2010, only 375,000 of the shares subject to time-based vesting have been legally granted to Mr. Smith; however, the Company is obligated to grant the remaining 562,500 shares subject to time-based vesting (in addition to the 562,500 shares subject to performance-based vesting) in the future in accordance with his employment agreement. The time-based awards will vest over a period of more than five years. No fair value for Mr. Smith's performance-based grants has been included in the table above because the performance targets for each of these respective grants had not been set as of February 27, 2010, and therefore, no accounting grant date had been established. The accounting grant date for these performance-based awards will be the date on which the respective targets are established for each fiscal year. Based on the closing price of Pier 1 Imports' common stock of $6.50 when the performance targets were set on March 26, 2010, the aggregate grant date fair value of the fiscal 2011 performance-based grant under Mr. Smith's agreement is estimated to be $406,250 for the fiscal year ended February 26, 2011.

(2) Mr. Benkel's employment began in fiscal 2009 and he was not a named executive officer in fiscal 2009. Ms. Leite's employment began in fiscal 2008 and she was not a named executive officer in fiscal 2008.

(3) This column represents the amount of base salary paid to the named executive officer during each fiscal year.

(4) This column represents discretionary bonus amounts earned in fiscal 2010 as described in the Compensation Discussion and Analysis above.

(5) This column represents the grant date fair value of time-based restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For time-based restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(6) This column represents the grant date fair value of stock options granted during the fiscal year, computed in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Refer to note #8 to the Pier 1 Imports, Inc. consolidated financial statements in the 2010 Form 10-K for additional information on the valuation assumptions used in the calculation of the option awards grant date fair value included in the Summary Compensation Table above. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

As noted in the discussion of Mr. Smith's employment agreement in the Compensation Discussion and Analysis, the threshold level of the fiscal 2009 EBITDA Target for Option 2 granted to Mr. Smith was not achieved; therefore, none of the first 1,000,000 shares granted in Option 2 vested. The fiscal 2010 EBITDA Target was met and all of the second 1,000,000 shares granted in Option 2 vested. The table shows the grant date fair value of the second 1,000,000 options, which was determined in fiscal 2010 when the performance targets related to the options were set by the board.

(7) This column includes the short-term and long-term incentive amounts earned in fiscal 2010.

(8) This column represents the sum of the change in pension value and above market earnings on non-qualified deferred compensation earnings for each of the named executive officers. Neither Ms. Leite nor Mr. Benkel participated in a Pier 1 Imports defined benefit plan during the years presented.

The change in pension value was:

Name	Fiscal 2010	Fiscal 2009	Fiscal 2008
Alexander W. Smith	$764,755	$681,873	$2,518,685
Charles H. Turner	$346,637	$654,343	$385,629
Gregory S. Humenesky	$103,615	$68,092	$11,799

See the Pension Benefits Table below for additional information.

During fiscal 2009 and 2008, neither Mr. Smith nor Ms. Leite participated in a Pier 1 Imports non-qualified deferred compensation plan. The above-market earnings on the non-qualified deferred compensation plan(s) in which the below named executive officers participated were:

Name	Fiscal 2010	Fiscal 2009	Fiscal 2008
Alexander W. Smith	$4	N/A	N/A
Charles H. Turner	$644	$364	$369
Michael R. Benkel	$0	N/A	N/A
Gregory S. Humenesky	$468	$273	$235
Sharon M. Leite	$0	N/A	N/A

Above-market earnings represent the difference between 120% of the long-term applicable federal rate at the time the rate for the plan was selected and the annual interest credited in calendar years 2010, 2009, 2008 and 2007 of 7.47%, 7.39%, 7.03% and 7.05%, respectively, by Pier 1 Imports on salary deferred by the named executive officers plus Pier 1 Imports match amounts under the non-qualified deferred compensation plan described below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 27, 2010." Additional information on this plan and the indicated named executive officer's participation is shown in that table.

(9) The following table describes each component of All Other Compensation for fiscal 2010:

Fiscal 2010 All Other Compensation

Name	Tax Gross-ups(a)	Payments Relating to Employee Savings Plans(b)	Moving and Relocation Expenses(c)	Other Expenses(d)	Total All Other Compensation
Alexander W. Smith	$0	$8,966	$0	$30,000	$38,966
Charles H. Turner	$0	$6,112	$0	$0	$6,112
Michael R. Benkel	$55,957	$692	$168,146	$0	$224,795
Gregory S. Humenesky	$0	$7,350	$0	$0	$7,350
Sharon M. Leite	$20,816	$5,827	$60,342	$0	$86,985

(a) All eligible employees of Pier 1 Imports are entitled, pursuant to our relocation policy, to have their wages "grossed-up" to offset the effects of tax liability associated with non-deductible relocation and moving expenses reimbursed to the employee. This column reports the amount of gross-ups for taxes paid to the named executive officers. The amount paid to Ms. Leite was for taxes on reimbursements taxable to Ms. Leite for non-deductible moving and relocation expenses from her residence in Columbus, Ohio to Fort Worth, Texas, and for taxes on non-deductible travel expenses paid by Pier 1 Imports for her travel between Columbus, Ohio and Fort Worth, Texas during her period of relocation. The amount paid to Mr. Benkel was for taxes on reimbursements taxable to Mr. Benkel for non-deductible moving and relocation expenses from his residence in Alamo, California to Fort Worth, Texas.

(b) This column reports Pier 1 Imports matching contributions to the named executive officer's 401(k) savings account, Benefit Restoration Plan II account and Stock Purchase Plan account.

Those contributions were as follows:

Name	401(k)	BRP II	SPP	Total
Alexander W. Smith	$5,331	$3,635	N/A	$8,966
Charles H. Turner	$4,696	$531	$885	$6,112
Michael R. Benkel	$0	$692	N/A	$692
Gregory S. Humenesky	$7,350	$0	N/A	$7,350
Sharon M. Leite	$5,446	$381	N/A	$5,827

Pier 1 Imports' 401(k) and Stock Purchase Plan are broad based plans available to all eligible employees on a non-discriminatory basis. All stock purchases and contributions under the Stock Purchase Plan were suspended on March 28, 2009. Matching contributions under the Stock Purchase Plan were 25% for each named executive officer.

(c) This column reports the reimbursement paid to Mr. Benkel for his moving and relocation expenses from his residence in Alamo, California to Fort Worth, Texas. This column also reports $53,792 reimbursement paid to Ms. Leite for her moving and relocation expenses from her residence in Columbus, Ohio to Fort Worth, Texas, and travel expenses of $6,550 paid by Pier 1 Imports for her travel between Columbus, Ohio and Fort Worth, Texas during her period of relocation.

(d) This column reports $30,000 paid to Mr. Smith's law firm pursuant to his renewed and extended employment agreement for legal fees and costs incurred by Mr. Smith in connection with the negotiation and implementation of the renewal and extension.

Grants of Plan-Based Awards for the Fiscal Year Ended February 27, 2010

As set forth in the Compensation Discussion and Analysis above, during fiscal 2010 Pier 1 Imports granted short-term cash incentive awards pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan to the named executive officers. Quarterly and annual cash incentive awards are paid if Pier 1 Imports attains certain quarterly and annual targeted levels of adjusted consolidated operating cash earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items, each as determined by the compensation committee, or a subcommittee. For discussion purposes we refer to this measure as the Profit Goal. The participant must be employed at the end of the applicable quarter to receive any quarterly cash incentive award and also at the end of the fiscal year to receive any annual cash incentive award. An executive's cash incentive award potential is expressed as a percentage of his or her annual base salary for the fiscal year. The quarterly cash incentive award potential for Mr. Smith was 11.25% of his annual base salary, for Messrs. Turner and Humenesky and Ms. Leite was 8.75% of their annual base salary, and for Mr. Benkel was 6.25% of his annual base salary. The annual cash incentive award potential for Mr. Smith was 45% of his annual base salary, for Messrs. Turner and Humenesky and Ms. Leite was 35% of their respective annual base salary, and for Mr. Benkel was 25% of his annual base salary.

Also, and as set forth in the Compensation Discussion and Analysis above, during fiscal 2010 Pier 1 Imports granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan long-term cash incentive awards to the named executive officers, other than Mr. Smith. These cash performance awards are payable if Pier 1 Imports attains the cumulative Profit Goal for fiscal years 2010, 2011 and 2012. Each year during the three-year period, a participant will earn one-third of the award if Pier 1 Imports attains the annual Profit Goal for the fiscal year. All awards earned under the long-term cash incentive are payable at the end of fiscal year 2012 provided the participant is employed on such date. The cash incentive award payable if Pier 1 Imports attains the cumulative Profit Goal is not dependent on the attainment of the annual Profit Goals. The long-term cash incentive award potential of an eligible named executive officer is 50% of his or her fiscal 2010 annual base salary if the cumulative three-year Profit Goal is reached, other than Mr. Turner whose award potential is approximately 55%. Mr. Smith did not participate in the long-term cash incentive award given his employment inducement stock option award based on Pier 1 Imports' performance for fiscal 2010 as described in the Compensation Discussion and Analysis above.

The following table sets forth information relating to grants of plan-based awards during the fiscal year ended February 27, 2010 to the executive officers named in the Summary Compensation Table.

Name	Grant Date	Meeting Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards(2) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Alexander W. Smith	05/08/2009	03/24/2009	$118,125	$945,000	$1,417,500	–	N/A	–	–	N/A	N/A	N/A
	12/15/2009	12/15/2009	–	–	–	–	N/A	–	375,000	N/A	N/A	$1,743,750
	12/15/2009	12/15/2009	–	–	–	–	N/A	–	187,500	N/A	N/A	$ 871,875
	12/15/2009	12/15/2009	–	–	–	–	N/A	–	187,500	N/A	N/A	$ 871,875
	12/15/2009	12/15/2009	–	–	–	–	N/A	–	187,500	N/A	N/A	$ 871,875
Charles H. Turner	05/08/2009	03/24/2009	$ 40,250	$322,000	$ 483,000	–	N/A	–	–	N/A	N/A	N/A
	07/02/2009	03/24/2009	$ 85,000	$255,000	$ 255,000	–	N/A	–	–	N/A	N/A	N/A
Michael R. Benkel	05/08/2009	03/24/2009	$ 18,750	$150,000	$ 225,000	–	N/A	–	–	N/A	N/A	N/A
	07/02/2009	03/24/2009	$ 50,000	$150,000	$ 150,000	–	N/A	–	–	N/A	N/A	N/A
Gregory S. Humenesky	05/08/2009	03/24/2009	$ 28,875	$231,000	$ 346,500	–	N/A	–	–	N/A	N/A	N/A
	07/02/2009	03/24/2009	$ 55,000	$165,000	$ 165,000	–	N/A	–	–	N/A	N/A	N/A
Sharon M. Leite	05/08/2009	03/24/2009	$ 28,875	$231,000	$ 346,500	–	N/A	–	–	N/A	N/A	N/A
	07/02/2009	03/24/2009	$ 55,000	$165,000	$ 165,000	–	N/A	–	–	N/A	N/A	N/A

(1) These columns show the potential value of the payout for each named executive officer under the quarterly and annual short-term cash incentive award described above (grant date May 8, 2009) if the threshold, target or maximum amount of the Profit Goals for fiscal 2010 is met. These columns also show the potential value of the payout for each named executive officer other than Mr. Smith, under the long-term incentive cash award described above (grant date July 2, 2009) if a threshold or target amount of the cumulative Profit Goal for fiscal years 2010, 2011 and 2012 is met provided the eligible named executive officer is employed at the end of fiscal 2012. The calculations for the short-term and long-term incentives are based on the named executive officer's fiscal 2010 annual base salary as of the last day of the fiscal year – February 27, 2010. The fiscal 2010 annual base salary in effect for cash incentive award calculations for Mr. Smith was $1,050,000; for Mr. Turner was $460,000; for Mr. Benkel was $300,000; for Mr. Humenesky was $330,000; and for Ms. Leite was $330,000.

(2) This column represents the aggregate grant date fair value of time-based restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For time-based restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer. Pursuant to the renewal and extension of Mr. Smith's employment agreement, he received a grant of 375,000 shares of time-based restricted stock on December 18, 2009 under the 2006 Stock Incentive Plan. Additional grants of 375,000 shares of restricted stock are to be made to Mr. Smith on each of February 28, 2010, February 27, 2011 and February 26, 2012, provided Mr. Smith is employed on such dates. One-half, or 187,500 shares, of each of the additional grants will be time-based and the other half will be performance-based grants. In accordance with FASB ASC Topic 718, all 937,500 shares of the time-based restricted stock granted and to be granted pursuant to the renewed and extended employment agreement have been granted for accounting purposes as of the date of the agreement of December 15, 2009, which is also the service inception date, and the grant date fair value of each of these awards has been included in the table above.

As of February 27, 2010, only 375,000 of the shares subject to time-based vesting have been legally granted to Mr. Smith under the 2006 Stock Incentive Plan; however, the Company is obligated to grant the remaining 562,500 shares that are subject to time-based vesting in the future in accordance with his employment agreement. The time-based awards will vest over a period of more than five years. Mr. Smith's performance-based grants of 562,500 shares to be made in the future (and any corresponding fair value) have not been included in the table above because the performance targets for each of these respective grants had not been set as of February 27, 2010, and therefore, no accounting grant date had been established. The accounting grant date for these performance-based awards will be the date on which the respective targets are established for each fiscal year.

Outstanding Equity Awards Table for the Fiscal Year Ended February 27, 2010

The following table provides information on the current outstanding stock option and restricted stock awards held by each named executive officer as of the end of fiscal 2010. Market value was determined using the closing price of Pier 1 Imports' common stock of $6.11 (the NYSE closing price on February 26, 2010, which was the last business day of fiscal 2010).

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Alexander W. Smith	02/19/2007	1,000,000			$ 6.6900	02/19/2017				
	02/19/2007			1,000,000(3)	$ 6.6900	02/19/2017				
	12/15/2009						937,500(5)	$4,359,375		
Charles H. Turner	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	20,000			$14.2500	07/01/2015				
	06/23/2006	22,500	7,500		$ 7.5500	06/23/2016				
	04/13/2007	30,000	30,000		$ 7.7700	04/13/2017				
	04/11/2008	11,250	33,750		$ 7.4500	04/11/2018				
	04/13/2007						4,080	$ 24,929		
	04/11/2008						10,050	$ 61,406		
Michael R. Benkel	09/15/2008	7,500	22,500		$ 4.2400	9/15/2018				
							N/A	N/A		
Gregory S. Humenesky	03/03/2005	5,000			$18.4900	03/03/2015				
	07/01/2005	20,000			$14.2500	07/01/2015				
	06/23/2006	22,500	7,500		$ 7.5500	06/23/2016				
	04/13/2007	30,000	30,000		$ 7.7700	04/13/2017				
	04/11/2008	11,250	33,750		$ 7.4500	04/11/2018				
	04/13/2007						4,080	$ 24,929		
	04/11/2008						10,050	$ 61,406		
Sharon M. Leite	08/06/2007	15,000	15,000		$ 6.2500	08/06/2017				
	04/11/2008	11,250	33,750		$ 7.4500	04/11/2018				
	08/06/2007						2,040	$ 12,464		
	04/11/2008						10,050	$ 61,406		

(1) For better understanding of this table, we have included an additional column showing the accounting grant date of the stock options and restricted stock awards.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
06/23/2006, 04/13/2007, 08/06/2007, 04/11/2008 and 09/15/2008	25% per year beginning on the anniversary of grant date.

(3) As discussed in the Compensation Discussion and Analysis above, 1,000,000 shares of Option 2 vested upon filing of the 2010 Form 10-K.

(4) Time-based restricted stock awards, other than those granted to Mr. Smith, vest according to the following schedule:

Grant Date	Vesting
04/13/2007, 08/06/2007 and 04/11/2008	33%, 33% and 34%, respectively, on each anniversary of the grant date provided that the participant is employed at the vesting date.

(5) See footnote #1 to the "Summary Compensation Table for the Fiscal Years Ended February 27, 2010, February 28, 2009 and March 1, 2008" and footnote #2 to the "Grants of Plan-Based Awards for the Fiscal Year Ended February 27, 2010" table above for more information regarding these awards. The time-based restricted stock award granted to Mr. Smith on December 18, 2009 vests one-third per year on the first three anniversaries of the grant date, provided Mr. Smith is employed on such dates. The time-based restricted stock awards to be granted to Mr. Smith on February 28, 2010, February 27, 2011 and February 26, 2012 vest one-third per year on the last day of the fiscal year in which the grant occurred and on the last day of each of the following two fiscal years, provided Mr. Smith is employed on the last day of each such fiscal year.

Option Exercises and Stock Vested Table for the Fiscal Year Ended February 27, 2010

The following table provides information for each named executive officer on (a) stock option exercises during fiscal 2010, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares for which forfeiture restrictions lapse upon the vesting of time-based restricted stock awards and the value realized. In each event the value realized is before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards(1)		
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Grant Date**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Alexander W. Smith	0	$0	N/A	N/A	N/A
Charles H. Turner	0	$0	04/11/2008	4,950	$4,208
			04/13/2007	3,960	$3,406
			06/23/2006	3,740	$6,956
Michael R. Benkel	0	$0	N/A	N/A	N/A
Gregory S. Humenesky	0	$0	04/11/2008	4,950	$4,208
			04/13/2007	3,960	$3,406
			06/23/2006	3,740	$6,956
Sharon M. Leite	0	$0	04/11/2008	4,950	$4,208
			08/06/2007	1,980	$4,653

(1) On April 11, 2008, April 13, 2007 and June 23, 2006, Messrs. Turner and Humenesky were each granted 15,000 shares, 12,000 shares and 11,000 shares, respectively, of restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On April 11, 2009, the forfeiture restrictions lapsed on 4,950 shares with a market price of $0.85 as of that date. On April 13, 2009, the forfeiture restrictions lapsed on 3,960 shares with a market price of $0.86 as of that date. On June 23, 2009, the

forfeiture restrictions lapsed on 3,740 shares with a market price of $1.86 as of that date. On April 11, 2008 and August 6, 2007, Ms. Leite was granted 15,000 shares and 6,000 shares, respectively, of restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On April 11, 2009 the forfeiture restrictions lapsed on 4,950 shares with a market price of $0.85 as of that date. On August 6, 2009, the forfeiture restrictions lapsed on 1,980 shares with a market price of $2.35 as of that date.

Pension Benefits Table for the Fiscal Year Ended February 27, 2010

Pier 1 Imports' named executive officers other than Mr. Benkel and Ms. Leite participate in a plan which was adopted by Pier 1 Imports in 1995 and is known as the Supplemental Retirement Plan. The plan provides that upon death, disability, retirement, or termination of employment (including termination of employment in certain circumstances as a result of a change in control) for reasons other than cause (as defined in the plan) each participant will receive a life annuity based on an annual benefit which generally equals 60% of the participant's highest three-year average of annual salary and bonus offset by Social Security retirement benefits. Messrs. Smith, Turner and Humenesky are each entitled to a lump-sum payment of the actuarial equivalent of their respective benefit. For the named executive officers that participate in the plan other than Mr. Smith, the annual life annuity amount cannot exceed $500,000. Mr. Smith's benefit calculation is not subject to this limitation. For certain participants the plan also provides that in the event of disability or retirement, those participants and their dependents have the lifetime right to participate in comparable major medical and hospitalization insurance coverage as made available generally to Pier 1 Imports employees and their dependents. If the executive elects such coverage he or she must pay a portion of the total premium. In the event of termination of employment for reasons other than cause prior to retirement eligibility, the participant and his or her dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage he or she must pay the total premium associated with the coverage. Termination of employment in certain circumstances following a change in control may constitute retirement under the plan.

The following table shows the present value of each named executive officer's total accumulated benefit under Pier 1 Imports' Supplemental Retirement Plan as of the fiscal year ended February 27, 2010.

Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Alexander W. Smith	10.67	$3,965,313(2)	$0
Charles H. Turner	18	$2,856,860	$0
Gregory S. Humenesky	6	$ 183,506	$0

(1) With the exception of Mr. Smith, the number of years of credited service for plan purposes equals the years of credited vesting service as determined by Pier 1 Imports' 401(k) plan for the participant, regardless of whether the participant is actually participating in the 401(k) plan. In all cases except Mr. Smith, the years of credited service shown equals the named executive officer's years of employment with Pier 1 Imports. Pursuant to his initial employment agreement, Mr. Smith was entitled to participate in the Supplemental Retirement Plan so as to achieve the same level of benefit as his accrued benefit under the supplemental executive retirement plan of his former employer. Therefore, in fiscal 2008 Mr. Smith was credited with 10 years of plan participation upon enrollment in the plan and 6.67 years of credited service as of his employment date with Pier 1 Imports. The additional 6.67 years of credited service accounts for $2,260,773 of his total present value of accrued benefits of $3,965,313. As of the end of fiscal 2010, Mr. Smith has achieved four additional years of credited service based upon his employment date.

(2) Includes the present value of medical insurance premiums payable on behalf of Mr. Smith in the event of early retirement.

Benefits under the plan for each participant are prorated for years of credited service with Pier 1 Imports of less than 20 years. In addition, each participant becomes vested in that benefit based on years of plan participation under the following schedule:

Years of Plan Participation	Vesting Percentage
Less than 1	0%
1 but less than 2	10%
2 but less than 3	20%
3 but less than 4	30%
4 but less than 5	40%
5 but less than 6	50%
6 but less than 7	60%
7 but less than 8	70%
8 but less than 9	80%
9 but less than 10	90%
10 or more	100%

Vesting is accelerated to 100% upon an early retirement, normal retirement, termination of employment in certain circumstances as a result of a change in control of Pier 1 Imports, or death or disability of the participant. Messrs. Smith and Turner each have more than 10 years of plan participation. Mr. Humenesky has 4 years of plan participation.

No named executive officer who participates in the plan qualifies for normal retirement under the plan, which requires a participant's attainment of age 65. A participant qualifies for early retirement if the participant has at least 10 years of plan participation and retires at or after age 55 and before age 65. If a participant retires from Pier 1 Imports after age 55 but before age 65, the calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year that retirement precedes age 65. Mr. Smith is eligible for early retirement.

Refer to note #7 to the Pier 1 Imports, Inc. consolidated financial statements in the 2010 Form 10-K for a discussion of the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit for the plan shown in the Pension Benefits Table above.

Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 27, 2010

The following table shows the value as of the fiscal year ended February 27, 2010 of each named executive officer's total benefit under the non-qualified deferred compensation plan of Pier 1 Imports in which the executive participates. Pier 1 Imports' non-qualified deferred compensation plans are:

- **Pier 1 Imports Benefit Restoration Plan** – The Pier 1 Imports Benefit Restoration Plan ("BRP") was established by Pier 1 Imports in April 1990. The BRP permits select members of management and highly compensated employees of Pier 1 Imports to defer current compensation (generally W-2 earnings). Additionally, Pier 1 Imports recognizes the value of the past and present services of employees participating in the BRP by making matching contributions to employee deferrals plus paying interest earnings on the deferral and match amounts.

  Effective December 31, 2004, the BRP was closed to further contributions by participants. The plan was renamed the BRP I and Pier 1 Imports offered after that date the BRP II plan described below. Only vested account balances remain in the BRP I along with the interest continuing to be earned on those amounts. The named executive officers did not have account balances in BRP I during fiscal 2010.

- **Pier 1 Imports Benefit Restoration Plan II** – All unvested BRP I amounts were transferred to the Pier 1 Imports BRP II. The BRP II has the same purpose as the BRP I, but was adopted to separate the portion of the BRP that became subject to new deferred compensation taxation laws effective January 1, 2005 generally referred to as 409A.

BRP II participants may defer pre-tax amounts of up to 20% of their compensation (generally W-2 earnings). Participants' contributions and the interest earned on those contributions are fully vested. No loans are permitted. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings after six years of service with Pier 1 Imports.

Each participant's deferral amount plus the Pier 1 Imports match is credited at least quarterly with an amount of interest at an annual rate equal to a daily average Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 7.03% to 7.47%. During fiscal 2010, the interest rates were 7.39% through December 31, 2009 and 7.47% January 1, 2010 through February 27, 2010. The BRP II allows for an in-service lump-sum distribution for an unforeseen emergency. Unless participants elect to have their account balance paid out to them in five annual installments, then upon separation from Pier 1 Imports their current balance is paid out to them in a lump-sum distribution, subject to delay as required by 409A.

Trusts have been established for the purpose of setting aside funds to be used to settle obligations under the benefit restoration plans. The trusts assets are consolidated in Pier 1 Imports' financial statements and consist of interest yielding investments aggregating $6,000 at February 27, 2010. The trusts also own and are the beneficiaries of a number of insurance policies on the lives of current and past key executives. At February 27, 2010, the cash surrender value of these policies was $5,043,000. These investments are restricted and may only be used to satisfy BRP obligations. Any future contributions will be made at the discretion of the board of directors and may be made in the form of cash or other assets such as life insurance policies.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End(4) ($)
Alexander W. Smith	$12,115	$3,635	$30	$0	$15,780
Charles H. Turner	$531	$531	$5,493	$0	$78,249
Michael R. Benkel	$1,038	$692	$3	$0	$1,734
Gregory S. Humenesky	$0	$0	$3,992	$0	$56,116
Sharon M. Leite	$381	$381	$1	$0	$763

(1) Reflects participation by Messrs. Smith, Turner, Benkel and Humenesky and Ms. Leite during fiscal 2010 in the Pier 1 Imports Benefit Restoration Plan II. Executive contribution amounts are included in each named executive officer's salary amount in the Summary Compensation Table above.

(2) Reflects Pier 1 Imports' matching contribution credited to the account of each named executive officer. These amounts are also included as All Other Compensation in the Summary Compensation Table above.

(3) Reflects interest earnings on compensation deferrals plus applicable matching contributions. The interest earnings shown are the total amount of interest payments accrued. See the footnotes to the Summary Compensation Table above for the above market earnings portion of these interest earnings in fiscal 2010.

(4) Mr. Turner and Mr. Humenesky are fully vested in BRP II. Mr. Smith and Ms. Leite are 60% vested in BRP II matching contributions and interest earned on those contributions, and Mr. Benkel is 40% vested.

Potential Payments upon Termination or Change in Control

The following table shows potential payments to our named executive officers under existing contracts, agreements, plans or arrangements to which they are a party for various scenarios including a change in control or termination of employment, assuming the event occurred on February 27, 2010 and, where applicable, using the closing price of Pier 1 Imports' common stock of $6.11 (the NYSE closing price on February 26, 2010). The table below does not include normal (versus early) retirement payout information because as of February 27, 2010 none of the named executive officers who participate in Pier 1 Imports' Supplemental Retirement Plan were eligible for normal retirement. For additional information regarding the Supplemental Retirement Plan, please reference the Pension Benefits discussion above. Potential payments to our named executive officers upon termination of employment under Pier 1 Imports' non-qualified deferred compensation arrangements are discussed in the Non-Qualified Deferred Compensation Table above.

This disclosure is based on the terms and provisions of the agreements, plans and arrangements as they existed at the end of Pier 1 Imports' fiscal 2010, and Pier 1 Imports' interpretation of those terms and provisions at that time. One or more of the plans identified may allow the administrative committee of such plan to amend the plan or award grant agreements pursuant to the plan, subject in particular situations to certain restrictions. In such an event, the disclosures shown below would vary depending on the amendment or restriction.

As noted above in the Compensation Discussion and Analysis, the Profit Goal for fiscal 2010 was met and each participant earned one-third of the long-term cash incentive award granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan ("2006 Plan") during fiscal 2010. All awards earned under the long-term cash incentive award are payable at the end of fiscal 2012 provided the participant is employed on such date. Under the 2006 Plan, upon a corporate change (as defined in the plan) the plan's administrative committee ("Committee") may, in its discretion, pay participants an amount equal to the earned portion of the long-term incentive cash award. The table below does not include potential payments of the earned one-third of the long-term incentive cash awards because (a) it has not been the normal policy of the Committee to accelerate the payment of long-term incentive awards and (b) the earned amount is shown in the Summary Compensation Table for fiscal 2010.

As discussed in the Compensation Discussion and Analysis above, Mr. Smith's initial employment agreement expired February 27, 2010. Mr. Smith's initial employment agreement contains non-solicitation and non-competition terms binding Mr. Smith for one year following termination of employment. Additionally, stock option grants under the 1999 Plan and 2006 Plan (as described in the footnotes below) are subject to certain non-competition, non-solicitation and confidentiality agreements which, if violated by an optionee during employment, or within three years after termination of employment in the event of early retirement, will result in termination of the option grant.

Name	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Alexander W. Smith								
Employment Agreement								
Compensation/ Benefits	$0	N/A	$0	$0	$0	$0	$0	$262,500(13)
Supplemental Retirement Plan(1)								
Benefit Payment	$3,616,559	$3,616,559	$3,616,559	$3,616,559	$0	$5,975,602	$1,733,861	$10,134,907
Insurance Premiums	$348,754	$348,754	$348,754	$348,754	$0	$348,754	$0	$348,754
Restricted Stock Awards	$0(2)	N/A(3)	$2,291,250(13)	$2,291,250(13)	$0(2)	$0(5)	$0(6)	$0(6)
Stock Options	$0	N/A(8)	$0(13)	$0(13)	$0	$0	$0	$0(13)
Charles H. Turner								
Supplemental Retirement Plan(1)								
Benefit Payment	$2,856,860	N/A	$2,856,860	$2,856,860	$0	$6,413,806	$2,402,623	$3,194,171
Insurance Premiums	$0	N/A	$0	$0	$0	$490,364	$0	$490,364
Restricted Stock Awards	$0(2)	N/A(3)	$0(2)	$86,334(4)	$0(2)	$86,334(5)	$86,334(6)	$86,334(6)
Stock Options	$0(7)	N/A(8)	$0(7)	$0(9)	$0(10)	$0(11)	$0(12)	$0(12)
Michael R. Benkel								
Stock Options	$0(7)	N/A(8)	$0(7)	$0(9)	$0(10)	$42,075(11)	$42,075(12)	$42,075(12)
Gregory S. Humenesky								
Supplemental Retirement Plan(1)								
Benefit payment	$183,506	N/A	$183,506	$183,506	$0	$721,461	$292,721	$1,807,041
Insurance Premiums	$0	N/A	$0	$0	$0	$330,860	$0	$330,860
Restricted Stock Awards	$0(2)	N/A(3)	$0(2)	$86,334(4)	$0(2)	$86,334(5)	$86,334(6)	$86,334(6)
Stock Options	$0(7)	N/A(8)	$0(7)	$0(9)	$0(10)	$0(11)	$0(12)	$0(12)
Sharon M. Leite								
Restricted Stock Awards	$0(2)	N/A (3)	$0(2)	$73,870(4)	$0(2)	$73,870(5)	$73,870(6)	$73,870 (6)
Stock Options	$0(7)	N/A(8)	$0(7)	$0(9)	$0(10)	$0(11)	$0(12)	$0(12)

(1) The amounts shown for voluntary termination, voluntary good reason termination, and involuntary without cause termination represent the present value of the lump-sum amount of the actuarial equivalent of the termination benefit for each participating named executive officer, other than Mr. Smith, under the supplemental retirement plan which is payable at age 65. For Mr. Smith, the amounts shown represent a lump-sum amount of the actuarial equivalent of his benefit under the plan given his eligibility for early retirement under the plan. The amount shown for change in control represents the present value of the lump-sum amount of the actuarial equivalent of the benefits for each participating named executive officer assuming the executive officer is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

(2) Generally, under grant agreements pursuant to the 2006 Plan termination of employment for any reason results in a forfeiture to Pier 1 Imports of all unvested restricted stock awards. However, as discussed in footnote 13 below, all shares of Mr. Smith's restricted stock awards granted pursuant to his employment agreement as renewed and extended vest in the event of a voluntary good reason termination or an involuntary without cause termination. The amounts shown in the table assume that the acceleration of vesting discussed in footnote 4 or 5 below does not occur upon a voluntary termination of employment.

(3) Under the 2006 Plan, the Committee may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. Although the plan does not define retirement, for the purposes of this table, eligibility for early retirement assumes attainment of age 55 plus 15 years of service with Pier 1 Imports, and eligibility for normal retirement assumes age 65 regardless of years of service. These are the same parameters for early retirement and normal retirement used in Pier 1 Imports' stock option grants. Messrs. Smith, Turner, Benkel and Humenesky and Ms. Leite are respectively ages 57, 53, 41, 58, and 47. Although Messrs. Smith and Humenesky have attained the age of 55, they do not have 15 years of service with Pier 1 Imports to be eligible for early retirement under the above assumption.

(4) Under the 2006 Plan the Committee in its discretion may, notwithstanding the grant agreement, upon termination without cause, fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. The amount shown assumes the Committee fully vested any and all restricted stock grants under the 2006 Plan. Value shown is market price on February 26, 2010 of $6.11 per share times the number of shares.

(5) Under the 2006 Plan the Committee may, in its discretion, upon a corporate change (as defined in the plan) fully vest any or all common stock awarded pursuant to a restricted stock award. Mr. Smith's restricted stock award is governed by his employment agreement, as renewed and extended, and no assumption is made regarding Committee action fully vesting that award. Assuming the Committee fully vested the other named executive officers' restricted stock grants under the 2006 Plan, then that amount is shown. Value shown is market price on February 26, 2010 of $6.11 per share times the number of shares.

(6) Under the 2006 Plan the Committee may, in its discretion, upon death or disability fully vest a restricted stock award. Mr. Smith's restricted stock award is governed by his employment agreement, as renewed and extended, and no assumption is made regarding Committee action fully vesting that award. Assuming the Committee fully vested the other named executive officers' restricted stock grants under the 2006 Plan, then that amount is shown. Value shown is market price on February 26, 2010 of $6.11 per share times the number of shares.

(7) Grants of stock options under the Pier 1 Imports, Inc. 1999 Stock Plan ("1999 Plan") and the 2006 Plan each allows upon a termination with the consent of Pier 1 Imports for the optionee to have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise any shares vested as of the date of termination.

(8) Under the 1999 Plan and the award agreements pursuant to the 2006 Plan, eligibility for early retirement requires attainment of the age of 55 years, plus 15 years of service with Pier 1 Imports. Eligibility for normal retirement is attained at age 65 regardless of years of service. Under the 1999 Plan and the award agreements pursuant to the 2006 Plan the vesting of all options is accelerated upon retirement. Messrs. Turner, Benkel and Humenesky and Ms. Leite are respectively ages 53, 41, 58 and 47. Although Mr. Humenesky has attained the age of 55, he does not have 15 years of service with Pier 1 Imports to be eligible for early retirement. Mr. Smith does not have any stock options granted under either plan.

(9) Upon termination of employment with the consent of Pier 1 Imports, optionees have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise the shares vested as of termination.

(10) Upon termination for cause, all options terminate at the termination of employment.

(11) Upon a change in control event (as defined in the 1999 Plan), options granted under the 1999 Plan would automatically vest unless Pier 1 Imports' board of directors determines otherwise prior to the change in control event. No named executive officer has stock options granted under the 1999 Plan with an intrinsic value. Under the 2006 Plan, upon a corporate change (as defined in the plan) the vesting of options may be accelerated, the options may be surrendered for a cash payment or adjusted at the discretion of the Committee or the Committee may determine to make no changes to the options. Assuming that upon a corporate change an acceleration of the vesting of the options granted under the 2006 Plan occurs, only Mr. Benkel had stock options with an intrinsic value. The dollar value shown is market price on February 26, 2010 of $6.11 less the exercise price times the number of options. The exercise term would be determined by the Committee.

(12) Upon the death or disability of an optionee, the options granted under the 1999 Plan and the 2006 Plan become fully exercisable to the extent of all unexercised shares, and may be exercised by the optionee, or, in the case of death, by the optionee's estate, until the earlier of (a) the expiration of the option term, or (b) the first anniversary date of such death or disability. Only Mr. Benkel had stock options with an intrinsic value. The dollar value shown is market price on February 26, 2010 of $6.11 less the exercise price times the number of options.

(13) If Mr. Smith's employment ended as of the end of fiscal 2010 due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his initial employment agreement all shares of Option 2 would vest. Those options, however, had no intrinsic value as of the end of fiscal 2010 given Pier 1 Imports' stock price of $6.11 and the $6.69 exercise price of the option. In the event of Mr. Smith's disability which results in termination of employment, then pursuant to his initial employment agreement Mr. Smith would be entitled to receive 13 weeks of compensation and benefits, and the vesting of all or any portion of Option 2 which occurs in such 13-week period. After the 13-week period Mr. Smith would participate in any Pier 1 Imports short-term or long-term disability plans to which he is eligible. A change in control of Pier 1 Imports is specifically excluded as grounds by either Pier 1 Imports or Mr. Smith to terminate the initial employment agreement and a change in control of Pier 1 Imports does not constitute "good reason" under that agreement. Additionally, if Mr. Smith's employment ended as of the end of fiscal 2010 due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his employment agreement as renewed and extended the 375,000 time-based restricted stock granted to Mr. Smith on December 18, 2009 would vest.

OTHER BUSINESS

Pier 1 Imports does not plan to act on any matters at the meeting other than those described in this proxy statement. If any other business should properly come before the meeting, the persons named in the proxy will vote as described above under the question "Could other matters be decided at the annual meeting?".

SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

To be included in the proxy statement relating to the 2011 annual meeting of shareholders, shareholder proposals made pursuant to SEC Rule 14a-8 must be received by Pier 1 Imports' corporate secretary no later than 5:00 p.m., local time, January 17, 2011.

In order to bring a matter before the 2011 annual meeting of shareholders that is not contained in the proxy statement, a shareholder must comply with the shareholder criteria, advance notice, shareholder information and other provisions of Pier 1 Imports' bylaws governing shareholders bringing matters before the annual meeting. Pier 1 Imports' bylaws require that it receive written notice of the matter in proper form with the requisite materials and information no earlier than March 1, 2011, and no later than March 31, 2011. You may contact Pier 1 Imports' corporate secretary to find out what specific information regarding the matter must be included with the advance notice.

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preference by voting on the Internet or by telephone, or, should you request one, by completing and returning a proxy card or voting instruction form.



Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 17, 2010

Appendix A

THIRD AMENDMENT TO PIER 1 IMPORTS, INC. STOCK PURCHASE PLAN

WHEREAS, the Pier 1 Imports, Inc. Stock Purchase Plan (the "Plan") was established in 1980 and was most recently amended and restated on June 20, 2008;

WHEREAS, on January 22, 2009, the Board of Directors of the Company, upon recommendation of the Administrative Committee, approved a resolution (i) to suspend Participant compensation deductions, Company matching contributions and enrollment of new Participants under the Plan and (ii) to suspend purchases of shares of Common Stock under the Plan, each to occur after the last event in which Participant compensation deductions plus Company matching contributions could be used to purchase shares of Common Stock within the authorized aggregate amount for issuance under the Plan of 2,541,025 shares of Common Stock;

WHEREAS, the Plan was amended by an Amendment to Pier 1 Imports, Inc. Stock Purchase Plan, which established the effective date of such suspension as March 28, 2009 (the "2009 Suspension Date"); and

WHEREAS, the Plan was amended by a Second Amendment to Pier 1 Imports, Inc. Stock Purchase Plan effective as of July 14, 2009;

NOW THEREFORE:

A. The suspension period which began on the 2009 Suspension Date will end as soon as administratively practicable after this Third Amendment to the Plan is approved by the shareholders of Pier 1 Imports, Inc. at their annual meeting on June 29, 2010. Should this Third Amendment not be approved at that meeting, then the suspension period will continue and this Third Amendment will have no force and effect. During the suspension period, all other aspects of the Plan will continue in full force and effect.

B. The first sentence of Article VII of the Plan is replaced with the following:

> "Unless previously terminated by the Board of Directors, the Plan will automatically terminate on the earlier of (i) June 29, 2015, or (ii) when an aggregate of 3,500,000 shares of Common Stock, plus 881,923 authorized shares of Common Stock which remained available for issuance under the Plan on the 2009 Suspension Date, have been issued after June 29, 2010."

C. All terms used in this Third Amendment, unless specifically defined herein, have the same meanings attributed to them in the Plan. As amended hereby, the Plan is specifically ratified and reaffirmed.

Signed effective as of June 29, 2010.

Pier 1 Imports, Inc.,
a Delaware corporation

By: ______________________________
Gregory S. Humenesky
Executive Vice President

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Driving Directions
for the
Pier 1 Imports, Inc.
Annual Meeting of Shareholders
at
Pier 1 Imports, Inc.'s Corporate Headquarters
at
10:00 a.m., local time
on
June 29, 2010

Reminder: You must present your admission documents as described above under the question "Do I need an admission ticket to attend the annual meeting?" at the admissions table in order to attend the Pier 1 Imports, Inc. Annual Meeting of Shareholders. Doors will open at 9:00 a.m., local time.

Below are directions to Pier 1 Imports' corporate headquarters located at 100 Pier 1 Place / 100 Energy Way, Fort Worth, Texas from various locations in the surrounding area.

From DFW Airport:

- Take the south exit from the airport.
- After passing through the tollgate, take Hwy. 183 west to Fort Worth. (Follow signs to Fort Worth.)
- Hwy. 183 will merge with Hwy. 121.
- Stay on Hwy. 121 to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From Downtown Dallas:

- Take I-30 west from I-35E intersection.
- After approximately 30 miles, take the Summit Ave. exit.
- Turn RIGHT on Summit Ave. Continue for approximately 1/2 mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

From North Dallas:

- Take I-635 (LBJ Freeway) west to Hwy. 121.
- Go south on Hwy. 121.
- Follow signs to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From West Fort Worth:

- Take I-30 East.
- Take the Forest Park Blvd. exit and turn LEFT at the light.
- Forest Park Blvd. turns into N. Forest Park Blvd.
- Turn RIGHT on W. 5th Street.
- Continue on W. 5th Street for approx 1/5 mile. Turn LEFT into Pier 1 Imports. Follow directions for parking.

Parking will be available on a first-come, first-served basis.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Pier 1 Imports, Inc.
SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

100 Pier 1 Place
Fort Worth, Texas 76102
817-252-8000
www.pier1.com

COMMON STOCK

Approximately 10,000 shareholders of record
Traded on the New York Stock Exchange
Symbol: PIR

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Fort Worth, Texas

TRANSFER AGENT

Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
Shareholder Line Toll-Free 1-888-884-8086
http://www.bnymellon.com/shareowner/isd

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Tuesday, June 29, 2010, on the Mezzanine Level, Conference Center Room C, of Pier 1 Imports, Inc. Headquarters, Fort Worth, Texas.

FORM 10-K REPORT AND INVESTOR RELATIONS

Additional copies of the Pier 1 Imports, Inc. Form 10-K report filed with the Securities and Exchange Commission are available free of charge on the Investor Relations section of the Company's web site at www.pier1.com or by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
Attn: Investor Relations
100 Pier 1 Place
Fort Worth, Texas 76102

or by calling 1-817-252-7835
Toll-Free 1-888-80-PIER1 (1-888-807-4371)

Investor inquiries also may be directed to that department.

Pier 1 Imports, Inc.
DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Chairman of the Board
Michael R. Ferrari
President
Ferrari and Associates LLC

President and Chief Executive Officer
Alexander W. Smith

John H. Burgoyne
Founder
Burgoyne and Associates

Karen W. Katz
Executive Vice President
Office of the Chairman
The Neiman Marcus Group
President and Chief Executive Officer
Neiman Marcus Stores

Terry E. London
President
London Broadcasting Company, Inc.

Cece Smith
Former Managing General Partner
Co-Founder Phillips-Smith-Machens
Venture Partners

EXECUTIVE OFFICERS

Alexander W. Smith
President and
Chief Executive Officer

Charles H. Turner
Executive Vice President
Chief Financial Officer

Catherine David
Executive Vice President
Merchandising

Gregory S. Humenesky
Executive Vice President
Human Resources

Sharon M. Leite
Executive Vice President
Stores

Michael R. Benkel
Senior Vice President
Planning and Allocations

Michael A. Carter
Senior Vice President and
General Counsel, Secretary

Donald L. Kinnison
Senior Vice President
Marketing and Visual Merchandising

Pier 1 imports®